                                                     Filing under Rule 425 under
                                                      the Securities Act of 1933
                                               and deemed filed under Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136

                                    [LOGO]
                                   CARNIVAL
                                  CORPORATION


                        Revised Offer for P&O Princess

                            A superior proposal for
                           P&O Princess Shareholders

                     Take action now to participate in the
                            Carnival success story

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the Revised Offer or the action you should take, you are recommended to seek immediately your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your P&O Princess Shares, please send this document and the accompanying Blue Form of Proxy, as soon as possible, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. However such documents should not be distributed, forwarded or transmitted in or into Australia, Canada, or Japan.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Revised Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Revised Offer.

--------------------------------------------------------------------------------


                                     Offer

                                 to be made by

               Merrill Lynch International and UBS Warburg Ltd.

                                 on behalf of

                             Carnival Corporation

                                  to acquire

                           P&O Princess Cruises plc


--------------------------------------------------------------------------------

Unless otherwise determined by Carnival and permitted by applicable law and regulation, the Revised Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of, nor will it be made in or into Australia, Canada or Japan and the Revised Offer will not be capable of acceptance by any such use, means, instrumentality or facilities. Accordingly, unless otherwise determined by Carnival and permitted by applicable law and regulation, copies of this document and any other documents related to the Revised Offer are not being, and must not be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions. The availability of the Revised Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements. The Revised Offer will be made in the United States by Carnival. References in this document to the Revised Offer being made by Merrill Lynch or UBS Warburg should be read accordingly.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Carnival has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's net revenue yields, booking levels, price, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, the availability of air service and adverse media publicity; increases in cruise industry and vacation industry capacity; continued availability of attractive port destinations; changes in tax laws and regulations; Carnival's ability to implement its shipbuilding program and to continue to expand its business outside the North American market; Carnival's ability to attract and retain shipboard crew; changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates; delivery of new ships on schedule and at the contracted prices; weather patterns; unscheduled ship repairs and dry-docking; incidents involving cruise ships; impact of pending or threatened litigation; and changes in laws and regulations applicable to Carnival.

Carnival cautions the reader that these risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A STATEMENT ON SCHEDULE TO WITH THE SEC IN CONNECTION WITH COMMENCEMENT OF THE REVISED OFFER. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE REVISED OFFER. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS WHEN THE FORM S-4 IS FILED WITH THE SEC. THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE REVISED OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE REVISED OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE REVISED OFFER. THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE REVISED OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE REVISED OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428, US.

IN ADDITION TO THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE REVISED OFFER, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

 IF P&O PRINCESS SHAREHOLDERS APPROVE THE ROYAL CARIBBEAN PROPOSAL, CARNIVAL'S
                        SUPERIOR OFFER WILL NOT PROCEED

--------------------------------------------------------------------------------

CARNIVAL URGES ALL P&O PRINCESS SHAREHOLDERS TO:


            1   VOTE TO ADJOURN THE EGM

OR          2   IF THE EGM IS NOT ADJOURNED,
                TO VOTE AGAINST THE ROYAL CARIBBEAN PROPOSAL

--------------------------------------------------------------------------------

        MAKE YOUR VOTE COUNT - COMPLETE THE ENCLOSED BLUE FORM OF PROXY

--------------------------------------------------------------------------------

IF YOU WANT TO:



            1   VOTE TO ADJOURN THE EGM

                TICK THE BOX MARKED "FOR" ADJACENT TO "RESOLUTION (1)"

            2   VOTE AGAINST THE ROYAL CARIBBEAN PROPOSAL

                TICK THE BOXES MARKED "AGAINST" ADJACENT TO
                "RESOLUTION (2)" AND "RESOLUTION (3)"

FOR GUIDANCE ON HOW TO COMPLETE THE BLUE FORM OF PROXY TO REFLECT 1 AND 2 ABOVE, REFER TO THE SECTION AT THE BOTTOM OF THE FORM

--------------------------------------------------------------------------------

DON'T MISS THE OPPORTUNITY TO CAST YOUR VOTE RETURN THE COMPLETED FORM WITHOUT
                                     DELAY

For further information on how to complete and return the Blue Form of Proxy, please refer to page 16.

--------------------------------------------------------------------------------

                                   HELPLINE

If you have any queries in relation to the proposals described in this document you may call the freephone helpline from within the United Kingdom on 0800 035 2766 between 9.00 a.m. and 5.00 p.m. (London time) on any business day until 14 February 2002. If you are calling from outside the United Kingdom, the helpline number is +44 207 864 9150 (calls will be charged at the applicable rate). For legal reasons, the helpline will only be able to assist you with information contained in this document and the helpline cannot provide advice on the merits of the proposals or give any financial advice. Calls may be monitored for quality control purposes.

--------------------------------------------------------------------------------

                     [This page left intentionally blank]

                                   Contents

                                                                           Page
Letter from the Chairman and Chief Executive of Carnival                      6

A Superior Proposal for P&O Princess Shareholders                             7

Form of Proxy Instructions                                                   16

The Revised Offer                                                            17

Appendices

I.      Pre-Conditions, Conditions and Further Terms of the Revised Offer    27

II.     Financial Information on the Carnival Group                          44

III.    Financial Information on the P&O Princess Group                      78

IV.     Rights Attaching to the New Carnival Shares                         115

V.      Statement of Estimated Cost Savings                                 118

VI.     Financial Effects of Acceptance                                     122

VII.    Bases and Sources of Information                                    123

VIII.   Additional Information                                              125

IX.     Definitions                                                         147

           Letter from the Chairman and Chief Executive of Carnival

                                    [LOGO]
                             CARNIVAL CORPORATION


P&O Princess Shareholders
                                                                 31 January 2002

To P&O Princess Shareholders and, for information only, to holders of options under the P&O Princess Employee Share Incentive Plans.

Dear Shareholders,

As you will be aware, on 20 November 2001, the P&O Princess Board announced the Royal Caribbean Proposal - a "nil premium" transaction. Carnival announced its superior Offer on 16 December 2001, but your board has repeatedly turned down our requests to discuss our strong interest in your company.

We are firmly of the view that you, the shareholders and owners of P&O Princess, are entitled to judge our offer for yourselves and should not be denied this opportunity due to the total lack of co-operation shown by the P&O Princess Board.

I am therefore writing to you directly, to give you details of Carnival's Revised Offer and explain why we believe that it is far more favourable to you than the "nil premium" merger with Royal Caribbean. In considering the two alternative proposals, I believe there are three key points you should consider:

 .    Value: Our Revised Offer gives you a significant premium for your shares.
     We also intend to give you the opportunity to receive a substantial amount of the consideration in cash;

 .    Deliverability: Our Revised Offer is as deliverable as the Royal Caribbean
     Proposal. Both transactions are subject to regulatory clearance, both in Europe and in the United States; and

 .    Shareholder returns: Our Revised Offer enables you to participate in the
     Carnival success story. We believe we have delivered superior shareholder returns because we have the best management team and the most successful brand strategy in the cruise industry. We therefore strongly believe that Carnival is a better partner for P&O Princess than Royal Caribbean.

You have two proposals to consider. We believe that you should not be forced to decide between them until the outcome of the regulatory reviews for both transactions is known.

Your board is asking you to approve the Royal Caribbean Proposal at the EGM on 14 February 2002. If P&O Princess Shareholders approve the Royal Caribbean Proposal, Carnival's Revised Offer cannot proceed and you will lose the opportunity to benefit from our superior value proposition. Carnival has been advised that an adjournment, if proposed and approved by P&O Princess Shareholders, does not entitle Royal Caribbean to walk away.

We therefore strongly urge you to vote to adjourn the EGM until the regulatory outcome is known, or, in the event that the EGM is not adjourned, to vote against the Royal Caribbean Proposal.

Enclosed with this document you will find a Blue Form of Proxy that allows you to make your vote count at the EGM. I strongly recommend that all shareholders take this opportunity to complete this form and return it to Capita IRG using the enclosed reply-paid envelope so as to be received by them no later than
11.00 am on Monday 11 February 2002.

Time is short. Your vote is important. Please use it wisely.

Yours faithfully


/s/ Micky Arison
Micky Arison
Chairman & Chief Executive

        Carnival Place, 3655 N.W. 87 Avenue, Miami, Florida 33178-2482
                    Tel: (305) 599-2600 Fax: (305) 406-4700

A SUPERIOR PROPOSAL FOR P&O PRINCESS SHAREHOLDERS

Value

 .    Your P&O Princess Shares are worth much more than you will get under the
     "nil premium" Royal Caribbean Proposal

 .    The Carnival Revised Offer of 515 pence per P&O Princess Share represents a
     34% premium to the current "look through" price of the Royal Caribbean Proposal

Deliverability

 .    Our Revised Offer has only one pre-condition - regulatory clearance. We have been advised that we have the same likelihood of receiving regulatory clearance as the Royal Caribbean Proposal

 .    Satisfaction of the Joint Venture Condition to remove the "poison pill" is within the determination of the P&O Princess Board

Shareholder returns

 .    Carnival has created shareholder value whilst Royal Caribbean has destroyed it

 .    The structure of our Revised Offer gives you the opportunity to participate in the future of the most successful cruise company in the world

Take action now to adjourn the EGM and/or to vote against the Royal Caribbean Proposal

CARNIVAL'S REVISED OFFER -- SUPERIOR VALUE

Carnival's Revised Offer provides P&O Princess Shareholders with both value and flexibility

 .    Carnival's Revised Offer of 515 pence per P&O Princess Share gives you

     --   0.2684 Carnival Shares for each P&O Princess Share

     -- A Partial Cash Alternative giving you the choice of receiving 250 pence per P&O Princess Share in cash (subject to financing)

     -- The right to elect for extra cash as part of the Partial Cash Alternative to the extent that other P&O Princess Shareholders elect for extra Carnival Shares

 .    The structure of our Revised Offer means that you can participate in any upturn in the sector whilst retaining the option to receive a portion in cash

 .    Carnival's superior Revised Offer values your shares at:

     --   A premium of 29% to the current P&O Princess Share price

     -- A premium of 34% to the "look through" price under the Royal Caribbean Proposal

     -- A premium of 62% to the P&O Princess Share price before the Royal Caribbean Proposal

An attractive premium offer ...

CARNIVAL'S REVISED OFFER -- SUPERIOR VALUE

Carnival's Revised Offer provides you with a premium valuation


EV/EBITDA - last twelve months (LTM)

                                 [CHART]



               P&O Princess at 515p          13.0x
               Carnival                      11.7x
               Royal Caribbean                9.3x
               P&O Princess                   9.1x     43% premium


P/E - last twelve months (LTM)

                                 [CHART]

               P&O Princess at 515p          18.9x
               Carnival                      15.2x
               P&O Princess                  11.7x
               Royal Caribbean                8.9x     62% premium

 ... which gives you greater value than the Royal Caribbean Proposal

CARNIVAL'S REVISED OFFER -- A DELIVERABLE ALTERNATIVE

Carnival's Revised Offer is as deliverable as the Royal Caribbean Proposal

 .    Both the Royal Caribbean Proposal and Carnival's Revised Offer are subject to regulatory clearance

     -- We have been advised that there is no material difference between the regulatory positions of the two proposals

     -- Carnival, P&O Princess and Royal Caribbean have all stated that they believe that the wider vacation market (of which cruising is less than 5% in the US and Europe) is the appropriate market to evaluate competitive effects

     -- Both Carnival and Royal Caribbean are similarly situated in the US and European cruising sub-sector

     -- Both Carnival's Revised Offer and the Royal Caribbean Proposal are awaiting clearance by regulatory authorities in Europe and the US, on broadly the same schedule

 .    Regulatory clearance is the only Pre-condition to Carnival's Revised Offer



Shareholders should only make a decision when the regulatory outcome is known...

CARNIVAL'S REVISED OFFER -- A DELIVERABLE ALTERNATIVE

Satisfaction of the Joint Venture Condition to remove the "poison pill" is within the determination of the P&O Princess Board

 .    Immediately prior to announcing the Royal Caribbean Proposal, P&O Princess signed up to the Joint Venture "poison pill" deliberately to discourage Carnival from making an offer for P&O Princess

 .    This "poison pill" could result in P&O Princess paying in excess of $400 million should it be acquired by Carnival - this is clearly not in P&O Princess Shareholders' best interests

 .    However, whilst not providing full details, your board has stated that it can unilaterally terminate the Joint Venture at no cost and therefore remove the threat of "poison pill" liabilities

 .    Carnival's Revised Offer takes your board at its word - it is up to your board to deliver



 ... and rely on your board's statements that they can exit from the Joint
Venture

CARNIVAL'S REVISED OFFER - THE BEST PARTNERSHIP

The strategic rationale for a Carnival and P&O Princess combination is compelling

 .    A combination of Carnival and P&O Princess will create a global vacation and leisure company with:

     --   A wide portfolio of complementary brands

     --   A significant presence in the key cruise vacation markets worldwide

     -- An enhanced ability to attract customers from other vacation options to the cruise sector

     --   A strong balance sheet from which to drive future capacity and growth

     -- The leading management and operating practices in the cruise sub-sector

Carnival and P&O Princess - better together ...

CARNIVAL'S REVISED OFFER - THE BEST PARTNERSHIP

Carnival's Revised Offer will allow P&O Princess Shareholders to share in the future of the most successful cruise company in the world

 .    Carnival has the best performing management team in the sector, in contrast to Royal Caribbean's team, which has a history of underperformance

 .    Carnival has a record of outperformance versus Royal Caribbean - Carnival's net income margin of 22.7%/(1)/ is double Royal Caribbean's margin of 10.3%/(1)/

 .    Carnival has created shareholder value while Royal Caribbean has destroyed it - Carnival has delivered shareholder returns of positive 30% versus
                                                        --------
     negative 34% for Royal Caribbean, relative to the S&P 500/(2)/
     --------

 .    Carnival has a strong and flexible balance sheet, and strong interest cover at 10.4 times/(1)/ whereas Royal Caribbean is in a far weaker financial condition with interest cover of only 2.8 times/(1)/

 .    Partnering with Royal Caribbean would expose P&O Princess Shareholders to considerable financial risk which could negatively impact the value of your shares



(1) Last 12 months.
(2) Since April 1993, when Royal Caribbean was floated.

 ... and an opportunity for you to participate in the Carnival success story

CARNIVAL'S REVISED OFFER - A BETTER DEAL FOR P&O PRINCESS SHAREHOLDERS

P&O Princess Shareholders do not receive a fair deal under the Royal Caribbean Proposal

 .    Under the Royal Caribbean Proposal, P&O Princess will receive only 50.7% of the combined entity

 .    Based on selected analysts' forecasts for 2002, P&O Princess is expected to contribute between 53% and 65% to the combined entity's net income before synergies. This is significantly more than the 50.7% it receives under the Royal Caribbean Proposal

 .    No wonder 44.5% of Royal Caribbean Shareholders, but only 1.8% of P&O
     Princess Shareholders have already signed up for this transaction

 .    Under their proposal, Royal Caribbean's Shareholders will receive a
                                                          ----
     disproportionately large share of the combined group. Why should you subsidise them in this way?



Don't vote for a deal that benefits Royal Caribbean Shareholders and disadvantages you

CARNIVAL'S REVISED OFFER -A BETTER DEAL FOR P&O PRINCESS SHAREHOLDERS

P&O Princess Shareholders have a choice

Choose Carnival                    Not Royal Caribbean
------------------------------------------------------------------------
[X]  A premium offer               X    A "nil premium" transaction

[X]  Track record of superior      X    Track record of poor
     operating performance              operating performance

[X]  Proven management             X    Questionable management
     and operating practice             and operating practice

[X]  Simple offer structure        X    Complex, poorly understood DLC
                                        structure

[X]  Option to receive part cash   X    No cash

[X]  A strong and flexible         X    A financially constrained
     balance sheet - "A" rated          balance sheet - "junk" status

[X]  Value today                   X    Promises for tomorrow?
------------------------------------------------------------------------

Vote for value - vote to adjourn the EGM and/or vote against the Royal Caribbean Proposal

                         Form of Proxy - Instructions

Carnival is seeking an adjournment of the EGM. To achieve this, it is intended that a resolution calling for an adjournment will be proposed at the EGM by a P&O Princess Shareholder. Carnival urges P&O Princess Shareholders to vote in favour of this resolution.

To vote in favour of adjourning the EGM, you should tick the box marked "For" adjacent to Resolution 1 set out on the enclosed Blue Form of Proxy and complete, sign, detach and return the form to Capita IRG Plc, by using the enclosed reply-paid envelope, or at the address specified on the form so as to arrive no later than 11.00 a.m. on Monday 11 February 2002.

If you submit the Blue Form of Proxy you do not need to and should not submit the white form of proxy sent to you by P&O Princess. If you have already submitted the white form of proxy (whether submitted by post, personal delivery or via the internet) and now wish to vote in favour of adjourning the EGM or to vote against the resolution to approve the Royal Caribbean Proposal, you simply need to duly complete and lodge the Blue Form of Proxy as this will automatically revoke any earlier proxy. You do not need to take any further action to revoke any earlier proxy.

The instructions for completing the Blue Form of Proxy are set out on the form itself.

The Blue Form of Proxy enables you to appoint the director of Serjeants' Inn Nominees Limited/1/ named on the Blue Form of Proxy with alternative provision being made in case such director is unable to attend the EGM for any reason. Alternatively you may appoint any other person or persons of your choice, to be your proxy at the EGM.

In the event that the EGM is not adjourned, it is anticipated that the resolutions to approve the Royal Caribbean Proposal set out in the P&O Princess Circular sent to you in December 2001 will be put to a shareholder vote. In this case, you are urged to vote against these resolutions by ticking the boxes marked "Against" adjacent to Resolutions 2 and 3 set out on the Blue Form of Proxy.

The authority conferred by the appointment of a proxy made under the Blue Form of Proxy will also be valid at any adjournment of the EGM.

If you sign and return the Blue Form of Proxy and do not indicate in the spaces provided on the form how you would like your proxy to vote, you will be conferring discretion on your proxy to vote as he or she sees fit or abstain in relation to any resolution at the meeting. If you do so confer discretion on the directors of Serjeants' Inn Nominees Limited named on the Blue Form of Proxy, they will each exercise such discretion to vote in favour of adjourning the EGM
                                                ---------
and against the resolutions to approve the Royal Caribbean Proposal.
    -------

Please return the Blue Form of Proxy (together with any power of attorney or authority under which it is signed or a certified copy of such power or authority) as soon as possible to Capita IRG Plc, by using the enclosed reply paid envelope, or to New Issues Department, P.O. Box 166, Bourne House, Beckenham Road, Beckenham, Kent BR3 4TH and in any event so as to arrive by no later than 11.00 a.m. on Monday 11 February 2002.

Capita IRG Plc will collate the Blue Forms of Proxy and then lodge them with Computershare Investor Services plc by no later than 11.00 a.m. on Tuesday 12 February 2002.

If, for any reason, you have not returned the Blue Form of Proxy to Capita IRG Plc by 11.00 a.m. on Monday 11 February 2002 you may still lodge the Blue Form of Proxy with Computershare Investor Services plc at The Pavillions, Bridgwater Road, Bristol BS13 8FB, by sending it so as to arrive no later than 11.00 a.m. on Tuesday 12 February 2002.

Completing and returning the Blue Form of Proxy will not prevent you from subsequently attending and voting at the EGM in person. However, we should be grateful if you would indicate if you are intending to attend the EGM by ticking the relevant box on the form.

1. The three persons named on the Blue Form of Proxy are each directors of Serjeants' Inn Nominees Limited. Serjeants' Inn Nominees Limited is a nominee company ultimately owned by partners of Lovells, solicitors. Lovells are advising Merrill Lynch and UBS Warburg, the financial advisors to Carnival, in relation to the Revised Offer.

                               THE REVISED OFFER

1.   Introduction

Further to its proposal to the P&O Princess Board of 17 January 2002, the Carnival Board announced on 30 January 2002 the terms of a Revised Offer to acquire the whole of the issued and to be issued share capital of P&O Princess.

2.   The Revised Offer

The Revised Offer, the terms and conditions of which will be set out in the Offer Document, will be made on the following basis:

     0.2684 Carnival Shares         for each P&O Princess Share

and so in proportion for any other number of P&O Princess Shares held.

Upon making the formal Revised Offer, Carnival will make available a Partial Cash Alternative of 250 pence for each P&O Princess Share, pre-conditional on financing being arranged on terms satisfactory to Carnival by no later than the date of posting the Offer Document as set out in Part B of Appendix I. A P&O Princess Shareholder electing to receive the Partial Cash Alternative will also receive such number of Carnival Shares so that the total value of the consideration for each P&O Princess Share, on the date the terms of the Partial Cash Alternative are fixed, equals the value of 0.2684 Carnival Shares. The terms of the Partial Cash Alternative may be fixed at the time the formal Revised Offer is made or such earlier date as Carnival may determine as described in paragraph 14 below. There will also be an Additional Cash Election enabling P&O Princess Shareholders to elect for extra cash to the extent that the Partial Cash Alternative is not taken up in full by P&O Princess Shareholders. Accordingly, P&O Princess Shareholders who accept the Revised Offer will be able to elect to receive a combination of shares and cash. This structure allows P&O Princess Shareholders to benefit fully from any upturn in the sector, whilst retaining the option to receive the certainty of a cash element when the formal offer is made.

To satisfy the Partial Cash Alternative, Carnival requires cash of approximately $2.4 billion. Carnival currently has cash and existing undrawn debt facilities of over $2.4 billion.

Based on the New York Stock Exchange closing price of a Carnival Share of $27.05 on 29 January 2002, the latest practicable date prior to the date of the announcement of the Revised Offer, and an exchange rate of $1:(Pounds)0.709, the Revised Offer values each P&O Princess Share at 515 pence and the entire existing share capital of P&O Princess at approximately (Pounds)3.6 billion.

The Revised Offer is equivalent in value to Carnival's proposal, dated 17 January 2002, which consisted of 250 pence in cash and 0.1380 Carnival Shares per P&O Princess Share. The proposal was worth 500 pence on 17 January 2002 and has increased to 515 pence mainly as a result of the rise in the Carnival Share price since that date.

The Revised Offer represents:

 .    a premium of 62.4 per cent. to the closing middle market price of 317 pence per P&O Princess Share on 19 November 2001, the last business day prior to the announcement of the Royal Caribbean Proposal;

 .    a premium of 29.0 per cent. to the closing middle market price of 399 pence per P&O Princess Share on 29 January 2002, latest practicable date prior to the date of the announcement of the Revised Offer; and

 .    a premium of 34.5 per cent. to the current "look through" value of P&O
     Princess under the Royal Caribbean Proposal of 383 pence per P&O Princess Share on 29 January 2002, the latest practicable date prior to the date of the announcement of the Revised Offer.

Carnival has restructured its original Offer to provide significantly increased certainty to P&O Princess Shareholders (as explained further in paragraph 4 below). The making of the Revised Offer is now subject only to the Pre-condition set out in Part A of Appendix I, which relates only to regulatory clearance being obtained. Carnival is entitled to waive this Pre-condition. If this Pre-condition is satisfied, Carnival will be obliged to post the Offer Document as explained in paragraph 9.

Carnival has also restructured its original Offer in order to avoid triggering the Joint Venture change of control "poison pills". The P&O Princess Board has stated that it is entitled to exit the Joint Venture through the commercial benchmark mechanism in January 2003. With the consent of the Panel, Carnival will be permitted to delay posting its Offer Document until such date that Carnival estimates will ensure that the last date on which the Revised Offer can become both unconditional as to acceptances and wholly unconditional will be as soon as possible after the satisfaction of Condition 7 set out in Part C of Appendix I (the termination of the Joint Venture Agreement). Carnival currently estimates that it will post its Offer Document in early December 2002. If the exit through the commercial benchmark mechanism is delayed, the last date for declaring the Revised Offer unconditional will only be extended with the consent of the Panel. SEC rules on the right to withdraw acceptances of an offer have the effect that, in accordance with normal Panel practice, the Revised Offer must become wholly unconditional at the same time as it becomes unconditional as to acceptances, otherwise it will lapse. Notwithstanding the level of acceptances received, Condition 1 (relating to acceptances) is subject to the satisfaction of Condition 7.

The making of the Partial Cash Alternative is pre-conditional on financing being arranged by no later than the posting of the Offer Document as set out in Part B of Appendix I. The conditions of the Revised Offer are set out in Part C of Appendix I.

P&O Princess Shares will be acquired by Carnival fully paid, or credited as fully paid, and free from all liens, charges, equitable interests, encumbrances and other interests and together with all rights attaching thereto on or after 30 January 2002, including the right to receive and retain all distributions declared, made or paid after 30 January 2002 subject to the exception described below.

P&O Princess Shareholders will be entitled to retain all P&O Princess dividends paid or payable in respect of the period from 30 January 2002 until the Revised Offer becomes wholly unconditional. If, after 30 January 2002, any dividends in excess of 3 cents in each quarter per P&O Princess Share are paid or become payable Carnival shall have the right, as an alternative to lapsing the Revised Offer for non-fulfilment of the Conditions, to reduce the consideration for each P&O Princess Share under the Revised Offer by an amount equal to the excess.

The Revised Offer will extend to all existing issued P&O Princess Shares and to any P&O Princess Shares which are unconditionally allotted or issued prior to the date on which the Revised Offer closes (or such earlier date as Carnival may, subject to the City Code, decide) including P&O Princess Shares issued pursuant to the exercise of options under the P&O Princess Employee Share Incentive Plans or otherwise. In conjunction with the Revised Offer for the P&O Princess Shares, subject to obtaining exemptive relief from the SEC, an offer will be made to holders of P&O Princess ADRs to tender the ADSs underlying such P&O Princess ADRs.

Under New York Stock Exchange rules, the issue of the New Carnival Shares requires Carnival shareholder approval. Such approval is a condition of the Revised Offer. Approval by shareholders with a majority of voting rights in Carnival is required for the resolution to be passed. The Arison family and certain related trusts have given proxies to vote shares representing 47.1 per cent. of the voting rights in Carnival in favour of the resolution.

Carnival intends to offer to acquire the P&O Princess Preference Shares and the P&O Princess Subscriber Shares for cash for the amounts paid up on those shares, conditional on the Revised Offer becoming wholly unconditional.

Application will be made for the New Carnival Shares to be admitted to listing on the New York Stock Exchange. Should Carnival perceive there to be sufficient demand for such a facility, Carnival intends to seek a listing of the existing Carnival Shares and the New Carnival Shares on the London Stock Exchange. Carnival will confirm whether it will seek such listing at the time of posting the Offer Document.

The New Carnival Shares will rank pari passu with the Carnival Shares in issue at the date the Revised Offer becomes wholly unconditional, save that they shall rank for dividends with effect from and including the first complete financial quarter of Carnival following such date.

Carnival reaffirms that it is prepared to discuss alternative transaction structures with P&O Princess including, inter alia, a DLC or similar structure. Carnival has been advised however, that the DLC structure under the Royal Caribbean Proposal could be defective and, unless remedied, could result in a material US federal income tax liability. Carnival is not able to offer an alternative structure equivalent to the Royal Caribbean Proposal on a unilateral basis, but is prepared to work with P&O Princess in order to implement a tax efficient structure. Carnival envisages that the economic interest of P&O Princess under a DLC structure with Carnival would reflect the valuation of P&O Princess as set out in the Revised Offer.

Further details on settlement, listing and dealings will be included in the Offer Document and Form of Acceptance which will be sent to the P&O Princess Shareholders in the period following the satisfaction of the regulatory Pre-condition as described in this paragraph 2 and in paragraph 9 below.

3.   Background to the announcement of the Revised Offer

On 24 September 2001, only eight weeks prior to the announcement of the Royal Caribbean Proposal, Carnival contacted P&O Princess proposing a combination but received no response. On 20 November 2001, the Royal Caribbean Proposal was announced. Carnival was astonished not to have had an opportunity to discuss its approach with P&O Princess and still cannot understand why, if the Royal Caribbean Proposal is so attractive, the P&O Princess Board needed the protection of such unprecedented "poison pills".

Having considered its options following the announcement of the Royal Caribbean Proposal, Carnival submitted a detailed proposal regarding an offer for P&O Princess to the P&O Princess Board on 13 December 2001. The P&O Princess Board rejected Carnival's proposal on 16 December 2001, stating its belief that the offer was not as favourable financially to the P&O Princess Shareholders and would face greater execution risk than the Royal Caribbean Proposal. Carnival therefore immediately announced its original Offer in order to alert P&O Princess Shareholders to Carnival's strong interest in P&O Princess.

Carnival has repeatedly requested clarification from the P&O Princess Board of certain key matters relating to the Joint Venture "poison pill" arrangements which Carnival believes are prejudicial to the interests of P&O Princess Shareholders. These matters are of great importance to both Carnival and P&O Princess Shareholders, yet the P&O Princess Board has merely obfuscated and tried to confuse the issue, without publicly providing satisfactory responses on these matters. Neither P&O Princess nor its advisors have been prepared to enter into any discussion with Carnival or its advisors.

P&O Princess should clarify the considerable uncertainty regarding the exit and termination provisions of the Joint Venture Agreement. The P&O Princess Board has stated publicly that P&O Princess has the unilateral right to terminate the Joint Venture Agreement at no cost, on or after 1 January 2003, if certain commercial benchmarks are not met. The P&O Princess Board, however, has not clarified publicly how this could be achieved in practice.

Carnival has consistently tried to ensure that P&O Princess Shareholders are given the opportunity to judge both the Carnival Offer and the Royal Caribbean Proposal on a level playing field. Carnival met the artificial 18 January 2002 deadline set by P&O Princess to put forward a revised proposal. By submitting such a clearly superior proposal, Carnival had hoped to enter into discussions with the P&O Princess Board and its advisors. Once again, Carnival was rebuffed by the P&O Princess Board.

Nevertheless, Carnival has decided not to withdraw its proposal to acquire P&O Princess, but to proceed despite P&O Princess' refusal to clarify the basis on which it is unilaterally able to terminate the Joint Venture and absent confirmation of Royal Caribbean's position on the issue. Carnival is therefore taking its Revised Offer direct to P&O Princess Shareholders. In taking this action, Carnival believes that P&O Princess Shareholders will have the opportunity to consider a real, attractive and deliverable alternative to the "nil premium" Royal Caribbean Proposal.

4.   Reduced pre-conditionality

The only Pre-condition to the Revised Offer which remains relates to regulatory clearance. Carnival has waived pre-conditions to the original Offer relating to the supply of information by P&O Princess and the convening of the P&O Princess EGM. The financing pre-condition is now a pre-condition to the

Partial Cash Alternative. The pre-condition of the original Offer relating to P&O Princess Shareholders not having passed the resolution required to approve the Royal Caribbean Proposal is now solely a Condition of the Revised Offer. If P&O Princess Shareholders approve the Royal Caribbean Proposal, Carnival will not proceed with its formal Revised Offer.

At the time of the announcement of the original Offer of 16 December 2001, the Joint Venture Agreement had not been made publicly available. Carnival therefore had to formulate its original Joint Venture pre-condition on the basis of very limited information. The Joint Venture Agreement has now been published. In addition, P&O Princess has stated that it has the unilateral right to terminate the Joint Venture Agreement at no cost, on or after 1 January 2003, if certain commercial benchmarks are not met. The pre-condition relating to the cost to P&O Princess of terminating the Joint Venture has now, therefore, been reformulated as a Condition that the Joint Venture has been terminated in accordance with
Section 9.01(c) (the January or April 2003 commercial benchmarks).

5.  Action at the EGM

Both the Royal Caribbean Proposal and Carnival's Revised Offer are awaiting regulatory approval on the same overall timetable. Neither the Royal Caribbean Proposal nor Carnival's Revised Offer can complete until the appropriate approvals have been obtained. Carnival believes that P&O Princess Shareholders should not be forced to make a decision between the Royal Caribbean Proposal and Carnival's Revised Offer until the outcome of the regulatory reviews of both proposals is known.

By voting for the Royal Caribbean Proposal, P&O Princess Shareholders will lose the superior value provided by Carnival's Revised Offer. By voting to adjourn the EGM, P&O Princess Shareholders retain the option to decide between the Royal Caribbean Proposal and Carnival's Revised Offer, on their strategic and economic merits, once the regulatory outcome of both proposals is known.

P&O Princess Shareholders have not received information from their board as to their right as shareholders to adjourn the EGM. Carnival has been advised that an adjournment, if proposed and approved by P&O Princess Shareholders, does not entitle Royal Caribbean to abandon its proposal unless it is prepared to breach its agreement with P&O Princess. Such a breach would expose Royal Caribbean to paying damages for breach of contract, likely to be at least $62.5 million. If there is any doubt about the ability of P&O Princess Shareholders to adjourn the EGM without prejudicing the Royal Caribbean Proposal, P&O Princess should clarify this issue for its shareholders.

Carnival believes that the Revised Offer is highly attractive to P&O Princess Shareholders, and therefore strongly urges them to vote to adjourn the EGM, until after the results of the antitrust reviews are known, or, in the event that the EGM is not adjourned, to vote against the Royal Caribbean Proposal.

6.  Some facts about Royal Caribbean and its proposal

There is speculation that Royal Caribbean might walk away from the Royal Caribbean Proposal if it is not approved by P&O Princess Shareholders at the EGM. Carnival believes this is highly unlikely. In addition to incurring damages as outlined above and other costs, Royal Caribbean could lose a highly attractive transaction for its shareholders. The facts are:

 .   the Royal Caribbean Proposal gives Royal Caribbean Shareholders a disproportionately favourable share of ownership under the DLC;

 .   Royal Caribbean's Chairman and Chief Executive has secured the same position in the enlarged group;

 .   Royal Caribbean is a highly leveraged company and has a major programme of capital spending over the next few years, which could exacerbate its already weak financial condition; and

 .   Royal Caribbean's credit ratings before the announcement of the Royal
    Caribbean Proposal were BB+ (negative outlook) and Ba2 - i.e. "junk" status.

Carnival believes that Royal Caribbean needs the Royal Caribbean Proposal, because it can then take advantage of P&O Princess' relative financial strength. In these circumstances, Carnival believes it is highly unlikely that Royal Caribbean will walk away from the Royal Caribbean Proposal if the EGM is adjourned.

7.  Benefits of the proposed combination of Carnival and P&O Princess

A combination of Carnival and P&O Princess creates a global vacation and leisure company with a broader, more diverse and more complementary portfolio of brands, creating a wider range of vacation choices for its customers. Operating in the US, Europe and Australia, the combined group will have an enhanced ability to attract customers away from land-based vacations to cruise vacations.

Carnival expects that the proposed combination will generate cost savings of at least $100 million on an annualised basis, in the first full year following completion of the transaction, to the benefit of both shareholders and customers. These savings are expected to come by sharing the best practices to achieve efficiencies from, inter alia, purchasing and information systems, and also from rationalising support operations in locations served by both companies.

The Enlarged Carnival Group will benefit from the financial flexibility of the combined group's strong balance sheet and cash flow. Carnival believes that the terms of the Revised Offer will ensure that the proposed combination of Carnival and P&O Princess will retain a strong financial position with an investment grade credit rating.

Carnival strongly believes that it can deliver greater value to P&O Princess Shareholders through its Revised Offer than can be delivered through the Royal Caribbean Proposal, because Carnival has:

 .   proven operating practices and a better management track record, resulting in higher shareholder returns;

 .   a more effective brand strategy;

 .   a proven record of delivering greater profitability and superior performance; and

 .   a significantly stronger balance sheet.

In Carnival's experience, as previously stated, it is principally operating practices and management, rather than scale, which drive margins and market rating.

P&O Princess Shareholders should consider which management team has the superior track record and is therefore best placed to deliver on a combination with P&O Princess - that of Carnival or Royal Caribbean?

8.  Value

Carnival believes that its Revised Offer is clearly a superior proposal and represents full and fair value for P&O Princess:

 .   on a LTM (last twelve months) EV/EBITDA multiple basis, at the Revised Offer value of 515 pence, P&O Princess Shareholders would receive a 43 per cent. and a 39 per cent. premium respectively to the P&O Princess and Royal Caribbean EV/EBITDA multiples on 19 November 2001, the last business day prior to the announcement of the Royal Caribbean Proposal;

 .   on a LTM P/E multiple basis, at the Revised Offer value of 515 pence, P&O
    Princess Shareholders would receive a 62 per cent. and a 112 per cent. premium respectively to the P&O Princess and Royal Caribbean P/E multiples on 19 November 2001, the last business day prior to the announcement of the Royal Caribbean Proposal; and

 .   the Revised Offer value of 515 pence is at a 34.5 per cent. premium to the
    "look through" value of the Royal Caribbean Proposal.

Carnival does not believe that the Royal Caribbean management has the credibility to deliver even these synergies. Carnival's superior record on delivering value speaks for itself:

                                                              Carnival       Royal Caribbean
Total shareholder returns since Royal Caribbean IPO             268%             136%
Total shareholder returns since P&O Princess demerger            25%              (9)%

Carnival does not believe that the Royal Caribbean Proposal will be able to generate synergies significantly above the $100 million figure announced by P&O Princess and Royal Caribbean.

Carnival also believes that the DLC with Royal Caribbean does not offer certain value to P&O Princess Shareholders:

 .   the value that the market could place on the DLC is heavily dependent on the ratings the companies in the DLC are likely to attract and the synergies generated. The table below sets out the average current and forward P/Es of Royal Caribbean since its flotation:

                                      Royal Caribbean
                    Current P/E             14.5x
                    Forward P/E             13.0x

 .   the table below sets out the implied value of P&O Princess based on 2003 earnings forecasts for P&O Princess and Royal Caribbean of Schroder Salomon Smith Barney, P&O Princess' house broker, at a range of forward multiples, and including $100 million of synergies:

                    Forward P/E
                    11.0x                   340p
                    12.0x                   371p
                    13.0x                   402p
                    14.0x                   433p
                    15.0x                   463p

    P&O Princess would need to trade on a forward multiple of 16.7x to justify a value of 515 pence. Carnival does not believe that such a multiple is realistic given the average multiple at which Royal Caribbean has traded historically.

 .   P&O Princess' own brokers, Schroder Salomon Smith Barney, forecast that over the next three years the Royal Caribbean Proposal will fail to generate a return on invested capital in excess of its current weighted average cost of capital:
                                        2002        2003        2004
    Invested capital ($bn)              13.7        14.8        15.5
    Average ROIC                         5.2%        7.2%        9.5%
    Current WACC/(1)/                   11.5%       11.5%       11.5%
    Negative spread                     (6.3)%      (4.3)%      (2.0)%
    Negative spread per
    P&O Princess Share (pence)            45p         33p         16p

    /(1)/ Royal Caribbean's and P&O Princess' long term bonds are currently yielding in excess of 10.3 per cent. and 8.8 per cent. respectively.

    According to the analysis above, the DLC is expected to destroy value for shareholders over the next three years. Assuming that P&O Princess can return its weighted average cost of capital in 2005 and beyond, Carnival believes that its shares should trade at a substantial discount to its book value of 341 pence per P&O Princess Share. The forecast negative spreads between 2002 and 2005 support a value of 261 pence per P&O Princess Share.

9.  Timetable

Due to the timing of the regulatory process, this Revised Offer remains structured as a pre-conditional offer in order to comply with the Code. The fact that the Revised Offer is structured as a pre-conditional offer does not reduce the level of commitment with which Carnival is obliged to pursue it. If this Pre-condition is satisfied, Carnival will be obliged to post the Offer Document as explained in this document. The P&O Princess Board has stated that it is entitled to exit the Joint Venture through the commercial benchmark mechanism on or after 1 January 2003. Carnival has therefore undertaken to the Panel that, subject to the satisfaction of the regulatory Pre-condition, it will post the Offer Document at such time that the Joint Venture Agreement can terminate through the January commercial benchmark mechanism within the normal 60 day Code timetable. In certain circumstances, this timetable may be extended, as described in paragraph 2 above, with the consent of the Panel.

Set out below is an indicative timetable to completion:

14 February 2002           P&O Princess EGM. P&O Princess Shareholders vote to
                           adjourn, or, in the event that the EGM is not adjourned,
                           vote against Royal Caribbean Proposal

Q2/Q3 2002                 Regulatory process complete for both Carnival's Revised
                           Offer and the Royal Caribbean Proposal. Pre-condition to
                           Revised Offer satisfied

Q2/Q3 2002                 Reconvened EGM, if applicable

December 2002              Posting of Offer Document including Partial Cash
                           Alternative

January 2003/April 2003    The Joint Venture Agreement terminates through the
                           benchmark mechanism. Revised Offer wholly unconditional.
                           Shareholders receive consideration

10. Regulatory approvals

Carnival continues to believe firmly, and has been so advised, that there is no material difference between the regulatory positions of a Carnival/P&O Princess combination and a Royal Caribbean/P&O Princess combination. Carnival believes that P&O Princess' claim that the Royal Caribbean Proposal faces less risk is therefore both unsupportable and disingenuous.

P&O Princess, Royal Caribbean and Carnival have all publicly stated that the appropriate market in which to evaluate the competitive effects of both transactions is the wider vacation market. There is no doubt that cruise companies undertake substantial efforts to attract consumers from other vacation options. On that basis it follows that both Carnival's Revised Offer and the Royal Caribbean Proposal face the same antitrust issues.

Europe

The cruise business in Europe is in its infancy, accounting for less than 1 per cent. of the outbound vacation market. In 2000, outbound European holiday volume totalled approximately 370 million persons, whilst the total number of European cruise holidays totalled only 2.1 million. As such, Carnival believes that antitrust issues should not represent a major hurdle.

Even if regulators look at the cruise sub-sector, Carnival believes that the proposed Carnival/P&O Princess combination would not lead to the creation or strengthening of a dominant position in the EEA.

In the cruise sub-sector, Carnival and P&O Princess hold a combined share of only 32 per cent. in the EEA as a whole, which is well below the level at which there is a risk of the combined entity being dominant. Moreover, at national level within the EEA, there is very little overlap between Carnival and P&O Princess. P&O Princess has significant cruise sales only in Germany and the UK, where Carnival is relatively weak. In contrast, Carnival's main strength in Europe is in the southern countries of Italy, Spain and France, where P&O Princess' cruise sales are virtually non-existent.

The only EEA countries in which Carnival and P&O Princess have any material overlap are the UK and Germany. In the UK, P&O Princess is estimated to carry 23 per cent. of all cruise passengers whilst Carnival accounts for only 9 per cent., giving a combined share of 32 per cent. in cruises. Royal Caribbean's share of UK cruise passengers is estimated to be 7 per cent. so its combined share with P&O Princess would be 30 per cent.

In Germany, P&O Princess is estimated to have 18 per cent. of cruise passengers, while Carnival's share is only around 10 per cent., giving a combined share of 28 per cent. Royal Caribbean's share in Germany is estimated to be 6 per cent., so its combined share with P&O Princess would be 24 per cent.

Consequently, there are only very minor differences in the combined cruise shares in the UK and Germany that would result from either deal. Carnival believes, and has been advised, that these minor differences should make no difference to the antitrust assessment of the two transactions.

Carnival has had a number of discussions with the European Commission in relation to a Carnival/P&O Princess combination and expects to file its submission shortly.

The UK Secretary of State for Trade and Industry announced on 29 January 2002 that the Royal Caribbean Proposal has been referred to the UK Competition Commission. The Secretary of State's decision does not affect the advice that Carnival has received about the prospects for clearance of its offer by the European Commission.

US

Both the Carnival Offer and the Royal Caribbean Proposal are now under review at the FTC at the same time, on the same schedule and by the same lawyers and economists, who will apply the same legal standards and analysis to both proposals based on the same information. Indeed, on 22 January 2002, Carnival announced that it had received a compulsory information request from the FTC with respect to a Carnival/P&O Princess combination. On 24 January 2002, P&O Princess acknowledged that it had received a similar request from the FTC with respect to both the Carnival Offer and the Royal Caribbean Proposal. On 25 January 2002, Royal Caribbean announced that it had received a similar request from the FTC in respect of the Royal Caribbean Proposal. Carnival has been advised that there will be no adverse impact on the regulatory outcome of either proposal as a result of the two proposals being reviewed simultaneously.

Carnival believes that P&O Princess' statement that a combination of the number one and the number three cruise operator must bear more risk than a combination of the number two and number three cruise operator is irrelevant and incorrect. Carnival has been advised that on this issue, Heinz/Beechnut is the most relevant recent case. There, both the FTC and the US Court of Appeals rejected the same arguments as those being advanced by P&O Princess and Royal Caribbean.

Timing

Carnival believes the FTC is likely to be the last significant regulatory body to conclude its review. The fact that both the Royal Caribbean Proposal and Carnival's Revised Offer are now under review at the FTC on the same timetable means that the antitrust conditionality of both transactions should be determined at the same time.

11. Information on Carnival

Carnival is the world's largest multiple-night cruise company based on the number of consumers served. The Carnival Group offers a broad range of cruise brands serving the vacation market through Carnival Cruise Lines, Holland America Line, Costa Cruises, Cunard Line, Seabourn Cruise Line and Windstar Cruises. Carnival's various brands operate 43 ships, offering a total of 60,472 berths, in the Caribbean, Alaska, Europe, Mexican Riviera, South America and other worldwide destinations. Carnival has 14 new ships on order, which will offer a further 32,704 berths. These ships are expected to enter service over the period from the third quarter of 2002 through to late 2005. In addition to its cruise operations, Carnival operates a tour business, through Holland America Tours which markets sightseeing tours both separately and as a part of its cruise/tour packages. Carnival's business strategy is to use this wide, diverse range of options to attract consumers from other land-based vacation choices.

Carnival was incorporated under the laws of the Republic of Panama in November 1974 and the Carnival Shares are listed on the New York Stock Exchange.

In the year ended 30 November 2000, Carnival reported turnover of $3,778.5 million (1999: $3,497.5 million) and operating profit of $983.0 million (1999:
$1,019.7 million). Reported earnings per share (basic) were $1.61 (1999: $1.68). Net assets at 30 November 2000 were $5,870.6 million (1999: $5,931.2 million).

In the three-month period ended 31 August 2001, Carnival reported turnover of $1,489.9 million (2000: $1,228.2 million) and operating profit of $425.3 million (2000: $420.5 million). Reported earnings per share (basic) were $0.84 (2000:
$0.67). Net assets at 31 August 2001, the date of the most recently published balance sheet, were $6,546.4 million.

Carnival's preliminary unaudited results for the year ended 30 November 2001 included reported turnover of $4,535.8 million and operating profit of $891.7 million. Reported earnings per share (basic) were $1.58.

12. Information on P&O Princess

P&O Princess is a global cruise vacation company operating under the following brand names: Princess Cruises in North America; P&O Cruises in the United Kingdom and in Australia; AIDA, A'ROSA and Seetours in Germany and Swan Hellenic also in the United Kingdom. It provides cruises to Alaska, the Caribbean, Europe, the Panama Canal and other exotic destinations. The P&O Princess Group currently has a fleet of 18 ships offering a total of 27,370 berths, with 8 new ships on order, offering a further 17,520 berths. The new ships are expected to be delivered over the period from the first quarter of 2002 through to the second quarter of 2004. P&O Princess' tour division, Princess Tours, is a tour operator in Alaska with four riverside lodges (with a fifth being built), a fleet of deluxe motorcoaches and luxury Midnight Sun Express rail cars.

P&O Princess was incorporated and registered in England and Wales in July 2000 and was listed in London and New York in October 2000 on its demerger from P&O.

In the year ended 31 December 2000, P&O Princess reported turnover of $2,423.9 million (1999: $2,111.6 million) and operating profit of $373.6 million (1999:
$388.3 million). Reported earnings per share (basic) were $0.401 cents (1999:
$0.455 cents). Net assets at 31 December 2000 were $2,463.8 million (1999:
$2,196.5 million).

In the three month period ended 30 September 2001, P&O Princess reported a turnover of $776.0 million (2000: $778.1 million) and operating profit of $186.5 million (2000: $189.3 million). Reported earnings per share (basic) were $0.235 (2000: $0.221). Net assets at 30 September 2001 were $2,632.8 million.

13. Management and employees

The combination of Carnival and P&O Princess will offer P&O Princess employees exciting career prospects for the future. P&O Princess' management and employees will benefit under the Revised Offer from a larger operating platform and a business of greater international size and scope. Carnival operates its various cruise businesses as separate decentralised units and envisages extending this approach to the businesses of P&O Princess.

Carnival confirms that the existing employment rights, including pension rights, of employees of P&O Princess will be fully safeguarded. Carnival does not anticipate that there will be significant redundancies arising from its combination with P&O Princess.

14. Partial Cash Alternative

Upon making the formal Revised Offer, Carnival will make available a Partial Cash Alternative of 250 pence for each P&O Princess Share. The Partial Cash Alternative is pre-conditional on financing being arranged on terms satisfactory to Carnival by no later than the date of posting of the Offer Document, as set out in Part B of Appendix I. There will also be an Additional Cash Election enabling P&O Princess Shareholders to elect for extra cash to the extent that the Partial Cash Alternative is not taken up in full by P&O Princess Shareholders.

P&O Princess Shareholders electing to receive cash will also receive such number of Carnival Shares so that the total value of the consideration, on the date the terms of the Partial Cash Alternative are fixed, equals the value of 0.2684 Carnival Shares. The terms of the Partial Cash Alternative may be fixed at the time the formal Revised Offer is made or such earlier date as Carnival may determine. The value of 0.2684 Carnival Shares will be calculated by reference to the average closing price of a Carnival Share on the New York Stock Exchange over the 10 business days prior to the date on which the terms of the Partial Cash Alternative are fixed, translated into pounds sterling at the average US dollar/pounds sterling exchange rate over this period. The difference between this value and such P&O Princess Shareholder's cash entitlement for each P&O Princess Share will be divided by the average closing price of a Carnival Share referred to above to give the number of New Carnival Shares to which that P&O Princess Shareholder is entitled for each P&O Princess Share. This structure allows P&O Princess Shareholders to benefit fully from any upturn in the sector, whilst retaining the option to receive the certainty of a cash element when the Revised Offer is made.

To satisfy the Partial Cash Alternative, Carnival requires cash of approximately $2.4 billion. Carnival currently has cash and existing undrawn debt facilities of over $2.4 billion.

15. Fractional entitlements

Fractional entitlements to New Carnival Shares arising under the Revised Offer will be aggregated and sold in the market and the proceeds (converted into pounds sterling at the prevailing exchange rate) remitted to the persons entitled thereto, except that amounts of less than (Pounds)3 will be retained for the benefit of the Enlarged Carnival Group.

16. P&O Princess Employee Share Incentive Plans

The Revised Offer will extend to any P&O Princess Shares which are unconditionally allotted or issued before the date on which the Revised Offer closes (or such earlier date as Carnival may, subject to the City Code, decide), as a result of the exercise of options granted under the P&O Princess Employee Share Incentive Plans or otherwise. If the Revised Offer is declared unconditional in all respects, appropriate proposals will be made to participants in the P&O Princess Employee Share Incentive Plans.

17. Compulsory acquisition and application for delisting of P&O Princess Shares

If the Revised Offer becomes, or is declared, unconditional in all respects, and sufficient acceptances are received, Carnival intends to implement the procedures under sections 428 to 430F of the Companies Act to acquire compulsorily any outstanding P&O Princess Shares not acquired or agreed to be acquired pursuant to the Revised Offer.

When the Revised Offer becomes, or is declared, unconditional in all respects, Carnival intends to procure the making of an application by P&O Princess for the removal of P&O Princess Shares from the Official List and for the cancellation of trading of P&O Princess Shares on the London Stock Exchange's market for listed securities. It is anticipated that such cancellation of listing and trading will take effect no earlier than 20 business days after the Revised Offer becomes, or is declared, unconditional in all respects. Such cancellation of listing and trading would significantly reduce the liquidity and marketability of P&O Princess Shares that have not assented to the Revised Offer.

                                  APPENDIX I

       Pre-Conditions, Conditions and Further Terms of the Revised Offer

PART A: Pre-condition to the Revised Offer

The Revised Offer is subject to the satisfaction, or to the extent permitted, waiver by Carnival, of the following Pre-condition:

1.  (a)   insofar as the proposed acquisition of P&O Princess by Carnival constitutes a concentration with a Community dimension within the scope of Council Regulation (EEC) 4064/89 (as amended) (the "Merger Regulation"):

          (i) the European Commission shall have made (or be deemed to have made) a decision, in terms satisfactory to Carnival, not to initiate proceedings under Article 6(1)(c) of the Merger Regulation; or

          (ii) if such proceedings are initiated, the European Commission shall have made (or be deemed to have made) a declaration or issued a decision, in terms satisfactory to Carnival, that the concentration (or such part of the concentration as has not been referred to a competent authority as described in sub paragraph (b) below) is compatible with the common market, any conditions attached to the Commission's declaration or decision being in form and substance satisfactory to Carnival;

    (b) if the European Commission has made a referral to a competent authority under Article 9(1) of the Merger Regulation in connection with the proposed acquisition of P&O Princess by Carnival, such competent authority shall have issued such decision, finding or declaration, in terms satisfactory to Carnival, as is necessary to approve the proposed acquisition and permit the closing of the proposed acquisition to occur without any breach of applicable law;

    (c) the expiration or early termination of all waiting periods, if any, applicable to the contemplated transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C. (S) 18a;

    (d) at the time that each part of the Pre-condition in paragraphs (a), (b) and (c) above is satisfied or waived, there being in existence no pending or threatened action or other proceeding by any governmental or supranational agency seeking to restrain, enjoin, prohibit or otherwise prevent the consummation of the Revised Offer.

Carnival shall be entitled to waive the above Pre-condition in whole or in part.

The Revised Offer will not be made unless the Pre-condition has been satisfied or waived by no later than 15 November 2002, or such later date as Carnival may, with the approval of the Panel, determine.

PART B: Pre-condition to the Partial Cash Alternative

The Partial Cash Alternative is subject to financing being arranged on terms satisfactory to Carnival by no later than the date of the posting of the Offer Document.

PART C: Conditions of the Revised Offer

The Revised Offer, which will, subject to the satisfaction or waiver of the Pre-condition referred to in Part A of this Appendix I and in the case of the Partial Cash Alternative subject to the satisfaction of the Pre-condition in Part B of this Appendix I, be made by Merrill Lynch and UBS Warburg on behalf of Carnival and will comply with the Code and will be governed by English law and be subject to the jurisdiction of the courts of England. The Revised Offer will be made on the terms and conditions set out in the Offer Document and related Form of Acceptance.

The Revised Offer will be conditional on:

1.   valid acceptances being received (and not, where permitted, withdrawn) by
     3.00 p.m. on the first closing date of the Revised Offer (or such later time(s) and/or date(s) as Carnival may, subject to the rules of the Code, decide) in respect of not less than 90 per cent. (or such lesser percentage as Carnival may decide) of the P&O Princess Shares to which the Revised Offer relates, provided that this condition will not be satisfied unless Carnival and/or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire, whether pursuant to the Revised Offer or otherwise, P&O Princess Shares (including the P&O Princess Shares represented by P&O Princess ADSs) carrying, in aggregate, more than 50 per cent. of the voting rights attaining to the P&O Princess Shares and more than 50 per cent. of the voting rights then exercisable at a general meeting of P&O Princess, including for this purpose to the extent (if any) required by the Panel, any such voting rights attaching to any P&O Princess Shares (including the P&O Princess Shares represented by P&O Princess ADSs) that may be unconditionally allotted or issued before the Revised Offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding conversion or subscription rights or otherwise, and for this purpose:

     (i) the expression "P&O Princess Shares to which the Revised Offer relates" shall be construed in accordance with sections 428 to 430F of the Act; and

     (ii) shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights which they will carry on being entered into the register of members of P&O Princess;

     provided always that this Condition 1 will not be satisfied unless and until Condition 7 (termination of the Joint Venture Agreement) is satisfied;

2. the P&O Princess Shareholders not passing the resolutions required to approve the Royal Caribbean Proposal;

3. if Carnival decides to seek a listing on the Official List, admission to the Official List and admission to trading on the London Stock Exchange of the issued share capital of Carnival including the New Carnival Shares becoming effective by the decision of the United Kingdom Listing Authority to admit such shares to listing being announced in accordance with paragraph 7.1 of the Listing Rules and by the decision of the London Stock Exchange to admit such shares to trading being announced in accordance with the London Stock Exchange Admission Standards;

4. the Form S-4 Registration Statement registering the issuance of the New Carnival Shares being declared effective by the SEC, remaining effective and not being the subject of a stop order or other proceeding by the SEC to suspend its effectiveness;

5. the New York Stock Exchange agreeing to list the New Carnival Shares, subject only to official notice of issuance;

6. Carnival shareholders having passed all resolutions necessary for the issuance of New Carnival Shares pursuant to the Revised Offer;

7.   the Joint Venture Agreement having been terminated in accordance with
     Section 9.01(c) (the January or April 2003 benchmarks) and the P&O Princess Board having notified Carnival accordingly;

8. insofar as the proposed acquisition of P&O Princess by Carnival constitutes a concentration with a Community dimension within the scope of Council Regulation (EEC) 4064/89 (as amended) (the "Merger Regulation"):

     (i) the European Commission shall have made (or be deemed to have made) a decision, in terms satisfactory to Carnival, not to initiate proceedings under Article 6(1)(c) of the Merger Regulation;

     (ii) if such proceedings are initiated, the European Commission shall have made (or be deemed to have made) a declaration or issued a decision, in terms satisfactory to Carnival, that the concentration (or such part of the concentration as has not been referred to a competent authority as described in paragraph (iii) below) is compatible with the common market, any conditions attached to the Commission's declaration or decision being in form and substance satisfactory to Carnival; or

     (iii) if the European Commission has made a referral to a competent authority under Article 9(1) of the Merger Regulation in connection with the proposed acquisition of P&O Princess by Carnival, such competent authority shall have issued such decision, finding or declaration, in terms satisfactory to Carnival, as is necessary to approve the proposed acquisition and permit the closing of the proposed acquisition to occur without any breach of applicable law;

9. the expiration or early termination of all waiting periods, if any, applicable to the contemplated transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C. (S) 18a;

10. no government or governmental, quasi-governmental, supranational, statutory, administrative or regulatory body, authority, court, trade agency, association, institution, environmental body or any other person or body in any jurisdiction (each a "Relevant Authority") having decided to take, instituted, implemented or threatened any action, proceedings, suit, investigation, enquiry or reference, or made, proposed or enacted any statute, regulation, order or decision or taken any other steps and there not continuing to be outstanding any statute, regulation, order or decision, which would or might:

     (i) make the Revised Offer or the acquisition of any P&O Princess Shares, or control of P&O Princess by Carnival void, illegal or unenforceable or otherwise materially restrict, restrain, prohibit, delay or interfere with the implementation thereof, or impose material additional conditions or obligations with respect thereto, or require material amendment thereof or otherwise challenge or interfere therewith;

     (ii) require or prevent the divestiture by P&O Princess or any member of the wider P&O Princess Group or by Carnival or any member of the wider Carnival Group of all or a material portion of their respective businesses, assets or property or impose any material limitation on the ability of any of them to conduct their respective businesses or own any of their material assets or property;

     (iii) impose any limitation on or result in a delay in the ability of any member of the wider P&O Princess Group or the wider Carnival Group to acquire or to hold or to exercise effectively any rights of ownership of shares or loans or securities convertible into shares in any member of the wider P&O Princess Group or of the wider Carnival Group held or owned by it or to exercise management control over any member of the wider P&O Princess Group or of the wider Carnival Group to an extent which is material in the context of the P&O Princess Group taken as a whole or, as the case may be, the Carnival Group taken as a whole;

     (iv) require any member of the wider Carnival Group or the wider P&O Princess Group to acquire or offer to acquire any shares or other securities in any member of the wider P&O Princess Group where such acquisition would be material in the context of the P&O Princess Group taken as a whole; or

     (v) otherwise materially and adversely affect the assets, business, profits or prospects of any member of the wider Carnival Group or of any member of the wider P&O Princess Group;

     and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference having expired, lapsed or been terminated;

11. all necessary filings having been made, all applicable waiting periods (including any extensions thereof) under any applicable legislation or regulations of any jurisdiction having expired, lapsed or been terminated, in each case in respect of the Revised Offer and the acquisition of any P&O Princess Shares, or of control of P&O Princess, by Carnival, and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals ("Authorisations") necessary or appropriate in any jurisdiction for, or in respect of, the Revised Offer and the proposed acquisition of any P&O Princess Shares, or of control of P&O Princess, by Carnival and to carry on the business of any member of the wider Carnival Group or of the wider P&O Princess Group having been obtained, in terms and in a form satisfactory to Carnival, from all appropriate Relevant Authorities and from any persons or bodies with whom any member of the wider Carnival Group or the wider P&O Princess Group has entered into contractual arrangements and all such Authorisations remaining in full force and effect at the time at which the Revised Offer becomes unconditional in all respects and Carnival having no knowledge of an intention or proposal to revoke, suspend or modify or not to renew any of the same and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

12. there being no provision of any arrangement, agreement, licence, permit or other instrument to which any member of the wider P&O Princess Group is a party or by or to which any such member or any of their assets is or may be bound, entitled or be subject to and which, in consequence of the Revised Offer or the acquisition of any P&O Princess Shares, or control of P&O Princess, by Carnival or otherwise, would or might, to an extent which is material in the context of the P&O Princess Group taken as a whole, result in:

     (i) any monies borrowed by, or other indebtedness actual or contingent of, any such member of the wider P&O Princess Group being or becoming repayable or being capable of being declared immediately or prior to its or their stated maturity or the ability of any such member to borrow monies or incur any indebtedness being inhibited;

     (ii) the creation of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member or any such security (whenever arising or having arisen) being enforced or becoming enforceable ;

     (iii) any such arrangement, agreement, licence or instrument being terminated or adversely modified or any action being taken of an adverse nature or any obligation arising thereunder;

     (iv) any assets of any such member being disposed of or charged, or right arising under which any such asset could be required to be disposed of or charged, other than in the ordinary course of business;

     (v) the interest or business of any such member of the wider P&O Princess Group in or with any firm or body or person, or any agreements or arrangements relating to such interest or business, being terminated or adversely modified or affected;

     (vi) any such member ceasing to be able to carry on business under any name under which it presently does so;

     (vii) the creation of liabilities (actual or contingent) by any such member; or

     (viii) the financial or trading position of any such member being prejudiced or adversely affected;

13. except as publicly announced by P&O Princess prior to 30 January 2002, no member of the wider P&O Princess Group having, since 31 December 2000:

     (i) issued, agreed to issue or proposed the issue of additional shares or securities of any class, or securities convertible into, or exchangeable for or rights, warrants or options to subscribe for or acquire, any such shares, securities or convertible securities (save as between P&O Princess and wholly-owned subsidiaries of P&O Princess and save for options granted, and for any P&O Princess Shares allotted upon exercise of options granted under the P&O Princess Employee Share Incentive Plans) or redeemed, purchased or reduced any part of its share capital;

     (ii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution other than to P&O Princess or a wholly-owned subsidiary of P&O Princess, other than any dividends paid or payable in respect of the period from 30 January 2002 until the Revised Offer becomes wholly unconditional at times and in a manner consistent with P&O Princess' normal practice prior to 30 January 2002 and which do not in any event exceed 3 cents in each quarter in respect of each P&O Princess Share;

     (iii) agreed, authorised, proposed or announced its intention to propose any merger or demerger or acquisition or disposal of assets or shares which are material in the context of the P&O Princess Group taken as a whole (other than in the ordinary course of trading) or to any material change in its share or loan capital;

     (iv) issued, authorised or proposed the issue of any debentures or incurred any indebtedness or contingent liability which is material in the context of the P&O Princess Group taken as a whole;

     (v) acquired or disposed of or transferred, mortgaged or encumbered any asset or any right, title or interest in any asset (other than in the ordinary course of trading) in a manner which is material in the context of the P&O Princess Group taken as a whole;

     (vi) entered into or varied or announced its intention to enter into or vary any contract, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long-term or unusual nature or involves or could involve an obligation of a nature or magnitude, and in either case which is material in the context of the P&O Princess Group taken as a whole;

     (vii) entered into or proposed or announced its intention to enter into any reconstruction, amalgamation, transaction or arrangement (otherwise than in the ordinary course of business) which is material in the context of the P&O Princess Group taken as a whole;

     (viii) taken or proposed any corporate action or had any legal proceedings instigated or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any of its assets and revenues (or any analogous proceedings or appointment in any overseas jurisdiction);

     (ix) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

     (x) entered into or varied or made any offer to enter into or vary the terms of any service agreement or arrangement with any of the directors of P&O Princess;

     (xi) waived, compromised or settled any claim which is material in the context of the wider P&O Princess Group; or

     (xii) entered into any agreement, arrangement or commitment or passed any resolution with respect to any of the transactions or events referred to in this paragraph;

14. since 31 December 2000, except as publicly announced by P&O Princess prior to 30 January 2002:

     (i) there having been no adverse change in the business, assets, financial or trading position or profits or prospects of any member of the wider P&O Princess Group which in any such case is material in the context of the P&O Princess Group taken as a whole;

     (ii) no litigation, arbitration proceedings, prosecution or other legal proceedings having been instituted, announced or threatened by or against or remaining outstanding against any member of the wider P&O Princess Group and no enquiry or investigation by or complaint or reference to any Relevant Authority against or in respect of any member of the wider P&O Princess Group having been threatened, announced or instituted or remaining outstanding which in any such case could have a material affect on that member of the P&O Princess Group;

15.  Carnival not having discovered that:

     (i) the financial, business or other information concerning the wider P&O Princess Group as contained in the information publicly announced or disclosed at any time by or on behalf of any member of the wider P&O Princess Group either contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not materially misleading; or

     (ii) any member of the wider P&O Princess Group is subject to any liability, contingent or otherwise, which is not disclosed in the P&O Princess Listing Particulars dated 26 September 2000 or in the Report and Accounts dated 31 December 2000 or in the interim report for the six months to 30 June 2001 or otherwise publicly announced by P&O Princess prior to 30 January 2002 and which is material in the context of the P&O Princess Group taken as a whole;

16. Carnival not having discovered that, save as publicly announced prior to 30 January 2002:

     (i) any past or present member of the wider P&O Princess Group has not complied with all applicable legislation or regulations of any jurisdiction or any notice or requirement of any Relevant Authority with regard to the storage, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health which non-compliance would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the wider P&O Princess Group;

     (ii) there has been a disposal, spillage, emission, discharge or leak of waste or hazardous substance or any substance likely to impair the environment or harm human health on, or from, any land or other asset now or previously owned, occupied or made use of by any past or present member of the wider P&O Princess Group, or which any such member may now or previously have had an interest, would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the wider P&O Princess Group;

     (iii) there is or is likely to be any obligation or liability (whether actual or contingent) to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the wider P&O Princess Group or in which any such member may now or previously have had an interest under any environmental legislation or regulation or notice, circular or order of any Relevant Authority in any jurisdiction; or

     (iv) circumstances exist whereby a person or class of persons would be likely to have any claim or claims in respect of any product or process of manufacture, or materials used therein, now or previously manufactured, sold or carried out by any past or present member of the wider P&O Princess Group which claim or claims would be likely to affect adversely any member of the wider P&O Princess Group.

Carnival reserves the right to waive, in whole or in part, all or any of Conditions 7 to 16 inclusive. Carnival also reserves the right, subject to the consent of the Panel, to extend the time allowed under the Code for satisfaction of Condition 1. If Carnival is required by the Panel to make an offer for P&O Princess Shares under the provisions of Rule 9 of the Code, Carnival may make such alterations to the above conditions, including Condition 1 above, as are necessary to comply with the provisions of that Rule.

The Preference Offer and the Subscriber Share Offer are conditional on the Revised Offer becoming wholly unconditional.

Certain Further Terms of the Revised Offer

The Revised Offer will lapse unless otherwise agreed with the Panel if the European Commission either initiates proceedings under Article 6(1)(c) of the Merger Regulation or makes referral to a competent authority of the United Kingdom under Article 9(1) of the Merger Regulation and there is a subsequent reference to the Competition Commission, before in each case the later of the first closing date of the Revised Offer and the time and date at which the Revised Offer becomes or is declared unconditional as to acceptances. If the Revised Offer so lapses, the Revised Offer will cease to be capable of further acceptance and accepting P&O Princess Shareholders and Carnival will cease to be bound by acceptances submitted before the time when the Revised Offer lapses.

Unless Carnival determines otherwise, the Revised Offer will not be made, directly or indirectly, in or into, Australia, Canada or Japan and the Revised Offer will not be capable of being accepted from within Australia, Canada or Japan. Accordingly, copies of this document are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Australia, Canada or Japan.

PART D: Further terms of the Revised Offer

The conditions in Part C of this Appendix I and the following further terms will apply, unless the context otherwise requires, to the Revised Offer.

Except where the context requires otherwise, any reference in this document:

     (i) to the "Revised Offer" will mean the Revised Offer and will include any revision, variation or renewal thereof or extension thereto and any election in connection therewith;

     (ii) to the Revised Offer "becoming unconditional" will include the Offer being or becoming or being declared unconditional;

     (iii) to the Revised Offer being or becoming or being declared "unconditional" or "unconditional as to acceptances" will be construed as the Revised Offer being or becoming or being declared unconditional as to acceptances, whether or not any other condition of the Revised Offer remains to be fulfilled;

     (iv) to the "acceptance condition" means the condition as to acceptances of the Revised Offer set out in paragraph 1 of Part B of this Appendix I and references to the Revised Offer becoming unconditional as to acceptances will be construed accordingly;

     (v) to the "Offer Document" will mean the document to be sent on behalf of Carnival to P&O Princess Shareholders after the Pre-condition has been satisfied or waived, containing and setting out the full terms of the Revised Offer and any other document containing details of the Revised Offer; and

     (vi)   to a time is to the time in London.

1.   Acceptance Period and Acceptance Condition

(a) The Revised Offer will initially be open for acceptance until 3.00 p.m. on the date falling 20 US Business Days after the date of posting of the Offer Document. Although no revision is envisaged, if the Revised Offer is revised it will remain open for acceptance for a period of at least 14 days (or such other period as may be permitted by the Panel) following the date on which the revised Revised Offer is posted to P&O Princess Shareholders. Except with the consent of the Panel, no revision of the Revised Offer may be made or posted to P&O Princess Shareholders after the date falling 46 days after the date of posting of the Offer Document or, if later, the date which is 14 days before the last date on which the Revised Offer can become unconditional.

(b) The Revised Offer, whether revised or not, shall not (without the consent of the Panel) be capable of becoming unconditional as to acceptances after midnight on the date falling 60 days after the posting of the Offer Document (or any other earlier time and/or date beyond which Carnival has stated (and not withdrawn such statement) that the Revised Offer will not be extended), nor of being kept open for acceptance after that time and/or date, unless it has previously become unconditional as to acceptances, provided that Carnival reserves the right, with the permission of the Panel, to extend the time for the Revised Offer to become unconditional as to acceptances to any later time(s) and/or date(s).

     Except with the consent of the Panel, Carnival may not, for the purpose of determining whether the acceptance condition has been satisfied, take into account acceptances received or purchases of P&O Princess Shares made after
     1.00 p.m. on the date falling 60 days after the posting of the Offer Document (or any other earlier time(s) and/or date(s) beyond which Carnival has stated (and not withdrawn such statement) that the Revised Offer will not be extended) or such later time(s) and/or date(s) as Carnival, with the permission of the Panel, may determine. If the latest time at which the Revised Offer may become unconditional as to acceptances is extended beyond midnight on the date falling 60 days after the posting of the Offer Document, acceptances received and purchases made in respect of which the relevant documents are received by the UK Receiving Agent after 1.00 p.m. on the relevant date may (except where the Code permits) only be taken into account with the agreement of the Panel.

(c) If the Revised Offer becomes unconditional as to acceptances, it will remain open for acceptance for not less than 14 days from the date on which it would otherwise have expired. If the Revised Offer has become unconditional as to acceptances and it is stated that the Revised Offer will remain open until further notice, then not less than 14 days' notice in writing will be given to those P&O Princess Shareholders who have not accepted the Revised Offer prior to the closing of the Revised Offer.

(d) If a competitive situation arises (as determined by the Panel) after a "no increase" and/or a "no extension" statement has been made by or on behalf of Carnival in relation to the Revised Offer, Carnival may, if it has specifically reserved the right to do so at the time such statement is made, or otherwise with the consent of the Panel, choose not to be bound by or withdraw such statement and be free to revise or extend the Revised Offer provided it complies with the requirements of the Code and in particular that (i) it makes an announcement to such effect as soon as possible and in any event within four business days after the firm announcement of the competing offer or other competitive situation and notifies P&O Princess Shareholders to that effect in writing at the earliest opportunity or, in the case of P&O Princess Shareholders with registered addresses outside the United Kingdom or the United States or whom Carnival reasonably believes to be nominees, custodians or trustees holding P&O Princess Shares for such persons, by announcement in the United Kingdom and the United States at the earliest opportunity; and (ii) any P&O Princess Shareholders who accepted the Revised Offer after the date of the "no increase" or "no extension" statement are given a right of withdrawal as described in paragraph 3(c) below.

     Carnival may choose not to be bound by a "no increase" or "no extension" statement if, having reserved the right to do so, it would otherwise prevent the posting of an increased or improved Revised Offer (either as to the value or the nature of the consideration offered or otherwise) which is recommended for acceptance by the board of directors of P&O Princess, or in any other circumstances permitted by the Panel.

(e) For the purpose of determining at any particular time whether the acceptance condition has been fulfilled, Carnival shall not be bound (unless otherwise required by the Panel) to take into account any P&O Princess Shares normally carrying voting rights which have been issued or unconditionally allotted or which arise as the result of the exercise of conversion rights before such time, unless P&O Princess (or its agent) has notified the UK Receiving Agent on behalf of Carnival, before that time in writing, of the relevant details of such issue, allotment or conversion prior thereto.

(f) Carnival reserves the right to treat as valid in whole or in part acceptances of the Revised Offer which are not entirely in order or which are not accompanied by the relevant share certificate(s) and/or other relevant document(s) of title or not accompanied by the relevant CREST instruction (subject to paragraphs 6(c)(i) and (ii) below).

2.   Announcements

(a) Without prejudice to paragraph 3(a) below, by 8.00 a.m. on the next business day (the "relevant day") following the day on which the Revised Offer is due to expire or becomes or is declared unconditional as to acceptances or is revised or extended (or such later time or date as the Panel may agree), Carnival will make an appropriate announcement to the London Stock Exchange (through a Regulatory Information Service) of the position. Such announcement will also state (unless otherwise permitted by the Panel) the total number of P&O Princess Shares and rights over P&O Princess Shares (as nearly as practicable):

     (i) for which acceptances of the Revised Offer have been received (showing the extent, if any, to which such acceptances have been received from any person acting in concert or deemed to be acting in concert with Carnival for the purposes of the Revised Offer);

     (ii) acquired or agreed to be acquired by or on behalf of Carnival or any person acting in concert or deemed to be acting in concert with Carnival for the purposes of the Revised Offer during the course of the Offer Period; and

     (iii) held by or on behalf of Carnival or any person acting in concert or deemed to be acting in concert with Carnival for the purposes of the Revised Offer prior to the Offer Period,

             and will specify the percentage of the P&O Princess Shares represented by each of these figures.

     Any decision to extend the time and/or date by which the acceptance condition has to be fulfilled may be made at any time up to, and will be announced not later than, 8.00 a.m. on the relevant day (or such later time and/or date as the Panel may agree) and the announcement will state the next expiry date (unless the Revised Offer is unconditional as to acceptances in which case the announcement may state that the Revised Offer will remain open until further notice). In computing the number of P&O Princess Shares represented by acceptances and/or purchases, there may be included or excluded for announcement purposes, subject to paragraph 6(c) below, acceptances and purchases not in all respects in order or not accompanied by the relevant share certificate(s) and/or other document(s) of title or not accompanied by the relevant CREST instruction or which are subject to verification.

(b) In this Appendix I, references to the making of an announcement or the giving of notice by or on behalf of Carnival includes the release of an announcement by public relations consultants or by Merrill Lynch and UBS Warburg, in each case on behalf of Carnival, and the delivery by hand or telephone, telex or facsimile or other electronic transmission of an announcement to the London Stock Exchange (through a Regulatory Information Service). An announcement made otherwise than to the London Stock Exchange shall be notified simultaneously (unless the Panel agrees otherwise) to the London Stock Exchange (through a Regulatory Information Service).

3.   Rights of Withdrawal

(a) If Carnival, having announced the Revised Offer to be unconditional as to acceptances, fails to comply by 3.30 p.m. on the relevant day (or such later time(s) and/or date(s) as the Panel may agree) with any of the other requirements specified in paragraph 2(a) above, an accepting P&O Princess Shareholder may (unless the Panel otherwise agrees) immediately thereafter withdraw his acceptance of the Revised Offer by written notice signed by such shareholder (or his agent duly appointed in writing and evidence of whose appointment satisfactory to Carnival is produced with the notice) given by post (or, if permitted, by hand) to the UK Receiving Agent, at the address or addresses to be specified in the Offer Document, receiving such notice on behalf of Carnival. Subject to paragraph 1(b) above, this right of withdrawal may be terminated not less than eight days after the relevant day by Carnival confirming, if such be the case, that the Revised Offer is still unconditional and complying with the other relevant requirements specified in paragraph 2(a) above. If any such confirmation is given, the first period of 14 days referred to in paragraph 1(c) will run from the date of that confirmation and compliance.

(b) If by 3.00 p.m. on the date which falls 21 days after the first closing date (or such later time and/or date as the Panel may agree) the Revised Offer has not become unconditional as to acceptances, an accepting P&O Princess Shareholder may withdraw his acceptance of the Revised Offer at any time thereafter in the manner referred to in paragraph 3(a) above before the earlier of (i) the time that the Revised Offer becomes unconditional as to acceptances; and (ii) the final time for lodgement of acceptances of the Revised Offer which can be taken into account in accordance with paragraph 1(b) above.

(c) If a "no increase" and/or "no extension" statement has been withdrawn in accordance with paragraph 1(d) above, any acceptance of the Revised Offer after such statement is made may be withdrawn thereafter in the manner referred to in paragraph 3(a) above not later than the eighth day after the date on which notice of the withdrawal of such statement is posted to P&O Princess Shareholders.

(e) Keeping the Revised Offer open to the US holders of P&O Princess Shares and P&O Princess ADSs beyond 20 days after the termination of withdrawal rights is subject to Carnival receiving all required relief from the SEC that is necessary to keep such Revised Offer open.

(f) Except as provided by this paragraph 3 (and subject to paragraph 6 below), acceptances and elections shall be irrevocable.

(g) In this paragraph 3, "written notice" (including any letter of appointment, direction or authority) means notice in writing bearing the original signature(s) of the relevant accepting P&O Princess Shareholder(s) or his/their agent(s) duly appointed in writing (satisfactory evidence of whose appointment must be produced with the notice). Notification by telex or facsimile or other electronic transmission or copies will not be sufficient to constitute written notice. No notice which is postmarked in, or otherwise appears to Carnival or its agents to have been sent from, Australia, Canada or Japan will be treated as valid.

(h) All questions as to the validity (including time of receipt) of any notice of withdrawal will be determined by Carnival, whose determination (except as required by the Panel) will be final and binding. None of Carnival, Merrill Lynch, UBS Warburg, the UK Receiving Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification or for any determination under this paragraph.

4.   Partial Cash Alternative

(a) The Partial Cash Alternative (which is subject to the Revised Offer becoming unconditional in all respect(s)) will remain open for acceptance until 3.00 p.m. on the first closing date of the Revised Offer (or such later time(s) and/or date(s) as may be notified in the event of a revision of extension therefore). If the Revised Offer is not then unconditional, Carnival reserves the right to lapse or to close or to extend the Partial Cash Alternative at that time and reserves the right to reintroduce a cash alternative at any time. If the Revised Offer has become or has become capable of being declared unconditional by 3.00 p.m. on the first closing date of the Revised Offer (or such later time(s) and/or date(s) as may be notified in the event of a revision or extension thereof), the Partial Cash Alternative will remain open for not less than 14 days from the date when it would otherwise have expired.

(b) The Additional Cash Election (which is subject to the Revised Offer becoming unconditional in all respect(s) will remain open for acceptance until 3.00 p.m. on the first closing date of the Revised Offer. The availability of the Additional Cash Election to holders of P&OPrincess Shares and P&OPrincess ADSs in the US is subject to Carnival receiving all required relief from the SEC necessary to implement the Additional Cash Election.

(c) If any Form of Acceptance electing for Partial Cash Alternative or for both it and the Additional Cash Election is either received after 3.00 p.m. on the first closing date of the Revised Offer (or, such later time(s) and/or date(s) as may be notified in the event of a revision or extension thereof) or is received before such time and date but is not valid or complete in all respects at such time and date, the relevant election(s) shall for all purposes be void and the P&O Princess Shareholder(s) purporting to make such elections shall not, for any purpose, be entitled to receive any consideration pursuant to the Partial Cash Alternative and, where applicable, the Additional Cash Election and the relevant P&O Princess Shareholder(s) shall, if his (their) acceptance is otherwise valid, be entitled to receive the consideration due under the Revised Offer in respect thereof but on the basis that no election for the Partial Cash Alternative or for both it and the Additional Cash Election has been made.

(d) Elections for the Partial Cash Alternative will only be accepted in respect of whole numbers of P&O Princess Shares.

(e) In the event that not all P&O Princess Shareholders who validly accept the Revised Offer prior to the closing of the Additional Cash Election elect to receive their full entitlement to cash pursuant to the Partial Cash Alternative, thereby resulting in cash being available for issue after satisfaction in full of elections for the Partial Cash Alternative made prior to such closing, such additional cash shall (after taking into account such amount of cash that Carnival reasonably determine to retain in order to facilitate the operation by Carnival of the provisions of Part XIIIA of the Act and subject to the maximum amount of cash payable under the Revised Offer not exceeding an amount equal to the number of P&OPrincess Shares in issue at the time the Revised Offer is made multiplied by 250p) be applied in satisfaction of elections made under the Additional Cash Election. If the amount of cash made available following satisfaction of elections under the Partial Cash Alternative made prior to the closing of the Additional Cash Election is insufficient to satisfy in full elections under the Additional Cash Election, then each election under the Additional Cash Election will be scaled down, as nearly as practicable (at the sole discretion of Carnival) by the same proportion which the aggregate shortfall bears to the total amount of cash in respect of which elections are so made under the Additional Cash Election and the balance of the consideration will be satisfied in New Carnival Shares.

     A P&O Princess Shareholder who receives cash under these arrangements will receive the balance of the consideration in New Carnival Shares so that the total value of the cash and Carnival Shares received is equal to the value of 0.2684 Carnival Shares for each P&O Princess Share. For these purposes, the value of 0.2684 Carnival Shares will be calculated by reference to the average closing price of a Carnival Share on the New York Stock Exchange over the 10 business days prior to the date on which the terms of the Partial Cash Alternative are fixed, translated into pounds sterling at the average US dollar/pounds sterling exchange rate over this period. The difference between this value and such P&O Princess Shareholder's cash entitlement for each P&O Princess Share will be divided by the average closing price of a Carnival Share referred to above to give the number of New Carnival Shares to which that P&O Princess Shareholder is entitled for each P&O Princess Share. The terms of the Partial Cash Alternative may be fixed at the time the Revised Offer is made or such earlier date as Carnival may determine.

5.   Revised Offer

(a) Although no such revision is envisaged, if the Revised Offer (in its original or any previously revised form(s)) is revised (either in its terms or conditions or in the value or form of the consideration offered or otherwise), and whether or not the Partial Cash Alternative and/or the Additional Cash Election (in its original or any previously revised form(s)) is revised, and any such revised Revised Offer(s) represent(s) on the date on which such revision is announced (on such basis as Merrill Lynch and UBS Warburg may consider appropriate) an improvement (or no diminution) in the value of the consideration compared with that previously offered, the benefit of the revised Revised Offer will, subject as provided in paragraphs 5(b), 5(c) and 6 below be made available to any P&O Princess Shareholder who has validly accepted the Revised Offer in its original or previously revised form(s), and not validly withdrawn such acceptance (each a "Previous Acceptor"). The acceptance by or on behalf of a Previous Acceptor of the Revised Offer in its original or any previously revised form(s) shall be deemed to be an acceptance of the Revised Offer as so revised and shall also constitute a separate appointment of each of Carnival, Merrill Lynch and UBS Warburg and their respective directors as his attorney and/or agent with authority (whether or not he has elected for the Partial Cash Alternative and Additional Cash Election) to accept any such revised Revised Offer on behalf of such Previous Acceptor and, if such revised Revised Offer includes alternative forms of consideration, to make on his behalf elections for and/or to accept such alternative forms of consideration on his behalf in such proportion as such attorney and/or agent in his absolute discretion thinks fit and to execute on behalf of and in the name of such Previous Acceptor all such further documents (if any) and take such further actions (if any) as may be required to give effect to such acceptances and/or elections. In making any such acceptances or making any such election, the attorney and/or agent shall take into account the nature of any previous acceptances and/or elections made by or on behalf of the Previous Acceptor and such other facts or matters as he may reasonably consider relevant.

(b) The deemed acceptances and elections referred to in this paragraph 5 shall not apply and the authorities conferred by paragraph 5(a) above shall not be exercised if, as a result thereof, the Previous Acceptor would (on such basis as Merrill Lynch and UBS Warburg may consider appropriate) thereby receive and/or retain (as appropriate) less consideration in aggregate under the Revised Offer or otherwise than would have been received and/or retained (as appropriate) in aggregate consideration as a result of acceptance of the Revised Offer in the form in which it was originally accepted and/or elected by such Previous Acceptor or on his behalf (unless such Previous Acceptor has previously agreed to receive and/or retain (as appropriate) less in aggregate consideration).

(c) The deemed acceptances and elections referred to in this paragraph 5 shall not apply and the authorities conferred by this paragraph 5 shall be ineffective to the extent that a Previous Acceptor shall lodge with the UK Receiving Agent at the address(es) to be set out in the Offer Document within 14 days of the posting of the document pursuant to which the revision of the Revised Offer (and/or any revised or other alternative or election) is made available to P&O Princess Shareholders (or such later date as Carnival may determine), a Form of Acceptance (or some other form issued by or on behalf of Carnival) in which he validly elects to receive the consideration receivable by him under such revised Revised Offer in some other manner.

(d) The authorities conferred by this paragraph 5 and any acceptance of a revised Revised Offer and/or any election pursuant thereto shall be irrevocable unless and until the Previous Acceptor becomes entitled to withdraw his acceptance under paragraph 3 above and duly does so.

(e) Carnival, Merrill Lynch and UBS Warburg reserve the right to treat an executed Form of Acceptance relating to the Revised Offer (in its original or any previously revised form(s)) which is received (or dated) on or after the announcement or issue of the Revised Offer in any revised form as a valid acceptance of the revised Revised Offer and, where applicable, a valid election for any alternative form of consideration made available pursuant thereto, and such acceptance shall constitute an authority in the terms of paragraph 5(a) above on behalf of the relevant P&O Princess Shareholder.

6.   General

(a) Save with the consent of the Panel, the Revised Offer will lapse unless all conditions relating to the Revised Offer have been satisfied or (if capable of waiver) waived or, where appropriate, have been determined by Carnival in its reasonable opinion to be or remain satisfied, by midnight on the later of the date falling 21 days after the first closing date and the date which is 21 days after the date on which the Revised Offer becomes unconditional as to acceptances or such later date as Carnival may, with the consent of the Panel, decide. If the Revised Offer lapses for any reason, the Revised Offer will cease to be capable of further acceptance and P&O Princess Shareholders and Carnival will cease to be bound by prior acceptances.

(b) The procedures for acceptance of the Revised Offer will be set in full in the Offer Document and the Forms of Acceptance which accompany it. The procedures for acceptance in respect of the P&O Princess Shares will follow those customary in offers made for certificated and uncertificated shares, as appropriate. The procedures for acceptance in respect of P&O Princess ADSs will follow those customary in offers made for American Depositary Shares, on the New York Stock Exchange, representing shares in English companies. Subject to the Revised Offer becoming or being declared unconditional in all respects, settlement of the consideration to which any P&O Princess Shareholder is entitled under the Revised Offer will be effected (i) in the case of acceptances received, valid and complete in all respects, by the date on which the Revised Offer becomes or is declared unconditional in all respects, within 14 days of such date; or (ii) in the case of acceptances received, valid and complete in all respects, after the date on which the Revised Offer becomes or is declared unconditional in all respects but while it remains open for acceptance, within 14 days of such receipt. The procedures for settlement of the consideration due to P&OPrincess Shareholders will be set out in full in the Offer Document. If the Revised Offer does not become or is not declared unconditional in all respects (i) completed Form(s) of Acceptance, share certificate(s) and/or other document(s) of title will be returned by post (or such other method as may be approved by the Panel) within 14 days of the Revised Offer lapsing, to the person or agent whose name and address (outside Australia, Canada and Japan) is set out in the Form of Acceptance or, if none is set out, to the first named or sole holder at his registered address (outside Canada, Australia and Japan) and (ii) the relevant escrow agent will, immediately after the lapsing of the Revised Offer (or within such longer period, not exceeding 14 days after the Revised Offer lapses, as the Panel may approve), give the appropriate instruction to CRESTCo to transfer all P&O Princess Shares held in escrow balances and in relation to which it is the escrow agent for the purposes of the Revised Offer to the original available balances of the P&O Princess Shareholders concerned.

     Save with the consent of the Panel, settlement of the consideration to which any P&O Princess Shareholder is entitled under the Revised Offer will be implemented in full in accordance with the terms of the Revised Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which Carnival may otherwise be, or claim to be, entitled as against such P&O Princess Shareholder. Subject to paragraph 7 below, no consideration will be sent to an address in Canada, Australia or Japan.

(c) Notwithstanding the right reserved by Carnival to treat a Form of Acceptance as valid even though not entirely in order or not accompanied by the relevant share certificate(s) and/or other document(s) of title, or not accompanied by the relevant transfer to escrow, except as otherwise agreed with the Panel:

     (i) an acceptance of the Revised Offer will only be counted towards fulfilling the acceptance condition if the requirements of Note 4 and, if applicable, Note 6 on Rule 10 of the Code are satisfied in respect of it;

     (ii) a purchase of P&O Princess Shares by Carnival or its nominee(s) or, if Carnival is required to make a Rule 9 offer, a person acting in concert with Carnival or its nominee(s), if any, will only be counted towards fulfilling the acceptance condition if the requirements of Note 5 and, if applicable, Note 6 of Rule 10 of the Code are satisfied in respect of it; and

     (iii) the Revised Offer will not become unconditional as to acceptances unless the UK Receiving Agent has issued a certificate to Carnival or Merrill Lynch and UBS Warburg which states the number of P&O Princess Shares in respect of which acceptances have been received which comply with paragraph (i) above, or which otherwise comply with the requirements of the Panel, and the number of P&O Princess Shares otherwise acquired, whether before or during the Offer Period, which comply with the requirements of paragraph (ii) above, or which otherwise comply with the requirements of the Panel. Copies of such certificate will be sent to the Panel and to Schroder Salomon Smith Barney as soon as possible after issue.

(d) The Revised Offer and the Form of Acceptance and all acceptances and elections in respect of the Offer, or pursuant thereto, and all contracts made pursuant thereto and any action taken or made or deemed to be taken or made under any of the foregoing shall be governed by and construed in accordance with English law. Execution by or on behalf of a P&O Princess Shareholder of a Form of Acceptance constitutes his irrevocable submission in relation to all matters arising out of or in connection with the Revised Offer and the Form of Acceptance to the jurisdiction of the courts of England and his agreement that nothing shall limit the right of Carnival or Merrill Lynch and UBS Warburg to bring any action, suit or proceeding arising out of or in connection with the Revised Offer or the Form of Acceptance in any other manner permitted by law or in any court of competent jurisdiction.

(e) All references in this document to the date which falls 20 US Business Days after the date of posting of the Offer Document and/or the first closing date shall (except in the definition of "Offer Period" and in paragraph 1(a) above and where the context otherwise requires) be deemed, if the expiry date of the Revised Offer is extended, to refer to the expiry date of the Revised Offer as so extended.

(f) Any omission or failure to dispatch this document, the Form of Acceptance or any notice required to be dispatched under the terms of the Revised Offer to, or any failure to receive the same by, any person to whom the Revised Offer is made, or should be made, shall not invalidate the Revised Offer in any way or create any implication that the Revised Offer has not been made to any such person.

(g) Subject to the Code, notwithstanding any other provision in this Part D of Appendix I, Carnival and Merrill Lynch and UBS Warburg reserve the right to treat acceptances of the Revised Offer and/or elections pursuant thereto as valid if received by the UK Receiving Agent or otherwise by or on behalf of Carnival at any place or places or in any manner determined by either of them otherwise than as set out in this document or in the Form of Acceptance.

(h) All powers of attorney, appointments of agents and authorities in the terms conferred by or referred to in this Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of the P&O Princess Shareholder concerned and are irrevocable in accordance with section 4 of the Powers of Attorney Act 1971 unless and until the donor of such power of attorney or authority or appointment validly withdraws his acceptance in accordance with paragraph 3 above.

(i) No acknowledgement of receipt of any Form of Acceptance, transfer by means of CREST, share certificate(s), and/or other document(s) of title will be given. All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from P&O Princess Shareholders (or their designated agent(s)) will be delivered by or sent to or from such P&O Princess Shareholders (or their designated agent(s)) at their own risk.

(j) If the Revised Offer lapses, the Form of Acceptance, share certificate(s) and/or other document(s) of title will be returned by post (or such other method as may be approved by the Panel) within 14 days of the Revised Offer lapsing, at the risk of the person entitled thereto, to the person or agent whose name and address (outside Australia, Canada or Japan) is set out in the relevant box in the Form of Acceptance or, if none is set out, to the first-named or sole holder at his registered address (outside Australia, Canada or Japan). No such document will be sent to an address in Australia, Canada or Japan. The UK Receiving Agent will, immediately after the lapsing of the Revised Offer (or within such longer period as the Panel may permit, not exceeding 14 days after the lapsing of the Revised Offer), give instructions to CRESTCo to transfer all P&O Princess Shares held in escrow balances and in relation to which it is the relevant escrow agent for the purposes of the Revised Offer to the original available balances of the P&O Princess Shareholders concerned.

(k) In relation to any acceptance of the Revised Offer in respect of a holding of P&O Princess Shares which is in uncertificated form, Carnival reserves the right to make such alterations, additions or modifications as may be necessary or desirable to give effect to any purported acceptance of the Revised Offer, whether in order to comply with the facilities or requirements of CREST or otherwise, provided such alterations, additions or modifications are consistent with the requirements of the Code or are otherwise made with the consent of the Panel.

(l) If sufficient P&O Princess Shares are acquired, whether pursuant to acceptances of the Revised Offer or otherwise, Carnival intends to apply the provisions of sections 428-430F of the Act to acquire compulsorily any outstanding P&O Princess Shares to which the Revised Offer relates.

(m) All references in this Appendix I to any statute or statutory provision shall include a statute or statutory provision which amends, consolidates or replaces the same (whether before or after the date hereof).

(n) The Revised Offer will extend to all the P&O Princess Shares unconditionally allotted or issued on the date of posting of the Offer Document and any further P&O Princess Shares unconditionally allotted or issued while the Revised Offer remains open for acceptance (or such earlier date or dates as Carnival may decide).

(o) The P&O Princess Shares are to be acquired by Carnival fully paid and free from all liens, charges and encumbrances, rights of pre-emption and any other third party rights of any nature, whatsoever and together with all rights attaching thereto, including the right to all dividends or other distributions declared, paid or made after the date the Revised Offer becomes wholly unconditional.

(p) The New Carnival Shares will be issued credited as fully paid and will rank pari passu in all respect with the Carnival Shares in issue at the date the Revised Offer becomes wholly unconditional, save that they shall rank for dividends with effect from and including the first complete financial quarter of Carnival following such date.

(q) Fractions of New Carnival Shares will not be issued to accepting P&O Princess Shareholders. Fractional entitlements to New Carnival Shares will be aggregated and sold in the market and the net proceeds of sale distributed pro rata to the P&O Princess Shareholders entitled thereto, save that individual entitlements of amounts less than (Pounds)3 will be retained for the benefit of the Enlarged Carnival Group.

7.   Overseas Shareholders

(a) The making of the Revised Offer in, or to P&O Princess Shareholders resident in, or citizens or nationals of, jurisdictions outside the UK or the United States, or to persons who are custodians, nominees of or trustees for, citizens, residents or nationals of such jurisdictions, may be prohibited or affected by the laws of the jurisdiction in which such persons are resident. Such persons should inform themselves about and observe any applicable legal requirements. It is the responsibility of any such person wishing to accept the Revised Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents, which may be required and the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction. Any such person will be responsible for any such issue, transfer or other taxes or other requisite payments by whomsoever payable and Carnival and Merrill Lynch and UBS Warburg and any person acting on their behalf shall be fully indemnified and held harmless by such person for any such issue, transfer or other taxes as Carnival (or its agents) may be required to pay.

(b) In particular, the Revised Offer will not be made, directly or indirectly, in or into Australia, Canada or Japan, or by use of the mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facilities of a national securities exchange of, Australia, Canada or Japan, and the Revised Offer should not be accepted by any such use, means, instrumentality or facility or otherwise from within Australia, Canada or Japan.

     Accordingly, copies of this document, the Offer Document, the Form of Acceptance and any related offering documents are not being, and should not be, mailed or otherwise forwarded, distributed or sent in, into or from Australia, Canada or Japan. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should not distribute them in, into or from Australia, Canada or Japan or use such mails or any such means, instrumentality or facility for any purpose directly or indirectly in connection with the Revised Offer, and so doing may render invalid any related purported acceptance of the Revised Offer. Persons wishing to accept the Revised Offer should not use Australian, Canadian or Japanese mails or any such means, instrumentality or facility for any purpose directly or indirectly relating to acceptance of the Revised Offer. Envelopes containing Forms of Acceptance, evidence of title or other documents relating to the Revised Offer should not be postmarked in Australia, Canada or Japan or otherwise dispatched from Australia, Canada or Japan and all acceptors must provide addresses outside Australia, Canada or Japan for the receipt of the consideration to which they are entitled under the Revised Offer or for the return of Forms of Acceptance and (in relation to P&O Princess Shares in certificated form) share certificate(s), and/or other document(s) of title.

(c) In connection with the commencement of the Revised Offer to P&O Princess Shareholders resident in the United States, Carnival plans to file a registration statement with the SEC on Form S-4 and a statement on Schedule TO. The Form S-4, when declared effective by the SEC, will register under the Securities Act the New Carnival Shares to be offered in the United States to holders of P&O Princess Shares and P&O Princess ADSs.

     If the exemptive relief and confirmations that Carnival is planning to request from the SEC are granted, the Revised Offer would be made in the United States pursuant to the Offer Document and a US "wrap" series of pages (the "US Wrap") that would meet the applicable requirements of the Securities Act, Sections 14(d) and 14(e) of the Exchange Act and the rules and regulations thereunder. The Offer Document and the US Wrap together would constitute the prospectus forming a part of the Form S-4, and when mailed to US Holders of P&O Princess Shares and P&O Princess ADSs would be physically bound together as a single document. The Schedule TO would incorporate by reference the requisite information set forth in the Offer Document and the US Wrap.

     The terms of the Revised Offer would be the same, save for minor procedural differences to accommodate differing US and UK practice, for UK holders and US Holders of P&O Princess Shares and P&O Princess ADSs. UBS Warburg LLC and Merrill Lynch & Co. Incorporated will act as US dealer-managers for purposes of making the Revised Offer in the United States. The Revised Offer would be made in the United States by Carnival on its own behalf.

     Carnival has undertaken not to declare the Revised Offer unconditional as to acceptances unless a period of 20 US Business Days from the commencement of the Revised Offer in the United States has expired.

     Carnival will make an announcement at least five US Business Days prior to the date on which any reduction in the percentage of P&O Princess Shares (including P&O Princess Shares represented by P&O Princess ADSs) required to satisfy the acceptance condition may be effected, stating that is has reserved the right to reduce the acceptance condition and the exact percentage to which the acceptance condition may be reduced. Any such announcement will be made through a press release and by placing an advertisement in a newspaper of national circulation in the United States. Any such announcement will advise holders of P&O Princess Shares and P&O Princess ADSs to withdraw their tenders immediately if their willingness to tender into the offer would be affected by a reduction of the acceptance condition. During the five US Business Day period following the public announcement that such a reduction may be made, holders of P&O Princess Shares and P&O Princess ADSs will have withdrawal rights.

     Under the Code, once unconditional as to acceptances, the Revised Offer must remain open for acceptance for at least 14 calendar days and may remain open for such longer period as Carnival deems appropriate ("Subsequent Offer Period"). Carnival plans to request exemptive relief from the SEC from Section 14(d)(5) of, and Rule 14e-1 under, the Exchange Act so as to permit Carnival to keep the Subsequent Offer Period open beyond 20 US Business Days.

     Carnival plans to request exemptive relief from the SEC from Rule 14d-10 and Rule 14d-11 under the Exchange Act in connection with the Additional Cash Election, if made available, and also plans to request that the SEC take no enforcement action if Carnival sets the proration factor of the Additional Cash Election before the expiration of the Revised Offer.

     Overseas shareholders should inform themselves about and observe any applicable legal or regulatory requirements. If you are in any doubt about your position you should consult your professional adviser in the relevant territory.

                                  APPENDIX II

                         Financial Information on the

                                Carnival Group

PARTA: Consolidated financial information for the fiscal years ended 30 November 1998, 1999 and 2000.

The consolidated financial information for the fiscal years ended 30 November 1998, 1999 and 2000 presented in this Part A to Appendix II has been derived from Carnival's audited consolidated financial statements for the year ended 30 November 2000 and SEC filings.

Consolidated balance sheet
(in thousands, except par value)

                                                                                     November 30,
                                                                                             2000
ASSETS
Current Assets
  Cash and cash equivalents                                                           $   189,282
  Accounts receivable, net                                                                 95,361
  Consumable inventories                                                                  100,451
  Prepaid expenses and other                                                              164,388
                                                                                      -----------
Total current assets                                                                      549,482

Property and Equipment, Net                                                             8,001,318

Investments in and Advances to Affiliates                                                 437,391

Goodwill, less Accumulated Amortization of $99,670                                        701,385

Other Assets                                                                              141,744
                                                                                      -----------
                                                                                      $ 9,831,320
                                                                                      ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Current portion of long-term debt                                                   $   248,219
  Accounts payable                                                                        332,694
  Accrued liabilities                                                                     302,585
  Customer deposits                                                                       770,425
  Dividends payable                                                                        61,371
                                                                                      -----------
Total current liabilities                                                               1,715,294

Long-Term Debt                                                                          2,099,077

Deferred Income and Other Long-Term Liabilities                                           146,332
Commitments and Contingencies (Notes 2 and 9)
Shareholders' Equity
  Common Stock; $0.01 par value; 960,000 shares authorized; 617,568 shares issued           6,176
  Additional paid-in capital                                                            1,772,897
  Retained earnings                                                                     4,884,023
  Unearned stock compensation                                                             (12,283)
  Accumulated other comprehensive loss                                                    (75,059)
  Treasury Stock; 33,087 shares at cost                                                  (705,137)
                                                                                      -----------
Total shareholders' equity                                                              5,870,617

                                                                                      $ 9,831,320
                                                                                      ===========

  The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of operations
(in thousands, except per share data)

                                                                  Years ended November 30,
                                                                2000         1999         1998
Revenues                                                     $3,778,542   $3,497,470   $3,009,306
Costs and Expenses
  Operating expenses                                          2,058,342    1,862,636    1,619,377
  Selling and administrative                                    487,403      447,235      369,469
  Depreciation and amortization                                 287,667      243,658      200,668
                                                             ----------   ----------   ----------
                                                              2,833,412    2,553,529    2,189,514

Operating Income Before Income From Affiliated Operations       945,130      943,941      819,792

Income From Affiliated Operations, Net                           37,828       75,758       76,732
                                                             ----------   ----------   ----------
Operating Income                                                982,958    1,019,699      896,524

Non-operating Income (Expense)
  Interest income                                                16,506       41,932       10,257
  Interest expense, net of capitalized interest                 (41,372)     (46,956)     (57,772)
  Other income, net                                               8,460       29,357        1,793
  Income tax expense                                             (1,094)      (2,778)      (3,815)
  Minority interest                                                          (14,014)     (11,102)
                                                                (17,500)       7,541      (60,639)
                                                             ----------   ----------   ----------
Net Income                                                   $  965,458   $1,027,240   $  835,885
                                                             ==========   ==========   ==========
Earnings Per Share:
  Basic                                                      $     1.61   $     1.68   $     1.40
  Diluted                                                    $     1.60   $     1.66   $     1.40

  The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows
(in thousands)

                                                                           Year ended November 30,
                                                                                              2000
OPERATING ACTIVITIES
Net income                                                                             $   965,458
Adjustments to reconcile net income to net cash provided from operating activities:
  Depreciation and amortization                                                            287,667
  Income from affiliated operations in excess of dividends received                        (21,362)
  Other                                                                                    (14,689)
Changes in operating assets and liabilities,
  excluding businesses acquired and consolidated:
  (Increase) decrease in:
    Receivables                                                                            (15,132)
    Consumable inventories                                                                  (8,205)
    Prepaid expenses and other                                                             (21,972)
  Increase (decrease) in:
    Accounts payable                                                                        58,133
    Accrued liabilities                                                                     (5,977)
    Customer deposits                                                                       55,614
                                                                                       -----------
Net cash provided from operating activities                                              1,279,535

INVESTING ACTIVITIES
Additions to property and equipment, net                                                (1,003,348)
Proceeds from sale of assets                                                                51,350
Acquisition of consolidated subsidiaries, net                                             (383,640)
Other, net                                                                                  43,611
                                                                                       -----------
Net cash used for investing activities                                                  (1,292,027)

FINANCING ACTIVITIES
Proceeds from long-term debt                                                             1,020,091
Purchase of Treasury Stock                                                                (705,137)
Principal payments of long-term debt                                                      (388,429)
Dividends paid                                                                            (254,333)
Proceeds from issuance of Common Stock, net                                                  7,811
                                                                                       -----------
Net cash used for financing activities                                                    (319,997)

  Net decrease in cash and cash equivalents                                               (332,489)

Cash and cash equivalents at beginning of year                                             521,771

Cash and cash equivalents at end of year                                               $   189,282
                                                                                       ===========

  The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of shareholders' equity
(in thousands)

                                      Compre    Common   Additional   Retained   Unearned     Accumulated   Treasury           Total
                                    -hensive     Stock     paid-in-   earnings      stock           other      Stock   shareholders'
                                      income                capital               compen-         compre-                     equity
                                                                                   sation         hensive
                                                                                            (loss) income
                                    --------    ------   ----------  ---------  ---------   -------------  ---------   -------------
Balances at November 30, 1999                    6,170    1,757,408  4,176,498     (9,945)         1,116                  5,931,247
 Comprehensive income:
 Net income                         $965,458                           965,458                                              965,458
 Changes in securities
   valuation allowance                (2,232)                                                     (2,232)                    (2,232)
 Foreign currency translation
   adjustment                        (73,943)                                                    (73,943)                   (73,943)
 Total Comprehensive
   income                           $889,283
 Cash dividends                                                       (250,923)                                            (250,923)
 Issuance of stock under
   stock plans                                       6       15,489                (5,977)                                    9,518
 Amortization of unearned
   stock compensation                                                               3,639                                     3,639
 Effect of Conforming
 Costa's fiscal year                                                    (7,010)                                              (7,010)
 Purchase of Treasury Stock                                                                                (705,137)       (705,137)
                                                ------   ----------  ---------   --------   -------------  ---------   -------------
Balances at November 30, 2000                    6,176    1,772,897  4,884,023    (12,283)       (75,059)  (705,137)      5,870,617
                                                ======   ==========  =========   ========   =============  =========   =============

Notes to consolidated financial statements

Note 1 - General

Description of business

Carnival Corporation, a Panamanian corporation, and its consolidated subsidiaries (for the purposes of this Appendix II, referred to collectively as the "Company") operate six cruise lines under the brand names Carnival Cruise Lines, Costa, Cunard Line ("Cunard"), Holland America Line ("Holland America"), Seabourn Cruise Line ("Seabourn") and Windstar Cruises ("Windstar") and a tour business, Holland America Tours. Carnival operates fifteen cruise ships primarily in the Caribbean and the Mexican Riviera. Holland America operates ten cruise ships primarily in Alaska, the Caribbean and Europe. Costa operates seven cruise ships primarily in Europe, the Caribbean and South America (see Note 3). Cunard and Seabourn operates two and six luxury cruise ships, respectively, to worldwide destinations and Windstar operates four luxury, sail-powered ships primarily in the Caribbean, Europe and Central America. Holland America Tours markets sightseeing tours both separately and as a part of its cruise/tour packages. Holland America Tours operates 14 hotels in Alaska and the Canadian Yukon, two luxury dayboats offering tours to the glaciers of Alaska and the Yukon River, over 300 motor coaches used for sightseeing and charters in the states of Washington and Alaska and in the Canadian Rockies and 13 private domed rail cars which are run on the Alaska Railroad between Anchorage and Fairbanks.

The Company has a 25% interest in Airtours plc ("Airtours"), a publicly traded air-inclusive integrated leisure travel company headquartered in England. Airtours provided holidays for approximately 15 million people in 2000 primarily from the United Kingdom, Germany, Ireland, North America and Scandinavia and owns or operates 2,600 travel shops and 48 telesales centers, 52 aircraft, four cruise ships and 93 hotel and resort properties.

Preparation of financial statements

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the Company's financial statements. Actual results could differ from these estimates. All material intercompany transactions, accounts and unrealized profits and losses on transactions within the consolidated group and with affiliates have been eliminated in consolidation.

Note 2 - Summary of significant accounting policies

Basis of presentation

Carnival Corporation consolidates subsidiaries over which it has control, as typically evidenced by a direct ownership interest of greater than 50%. For affiliates where significant influence over financial and operating policies exists, as typically evidenced by a direct ownership interest from 20% to 50%, the investment is accounted for using the equity method.

Cash and cash equivalents

Cash and cash equivalents include investments with original maturities of three months or less and are stated at cost. At November 30, 2000, cash and cash equivalents included $157 million of investments, primarily comprised of time deposits.

Consumable inventories

Consumable inventories consist primarily of provisions, spare parts, supplies and fuel carried at the lower of cost (weighted-average) or market.

Property and equipment

Property and equipment is stated at cost. Depreciation and amortization was computed using the straight-line method over estimated average useful lives as follows:

                                                   Years
     Ships                                         11-30
     Buildings and improvements                    10-40
     Transportation equipment and other             2-20
     Leasehold improvements                Shorter of lease term
                                           or related asset life


The Company reviews its long-lived assets, identifiable intangibles and goodwill and reserves for their impairment, based generally upon estimated future undiscounted cash flows, whenever events or changes in circumstances indicate the carrying amount of these assets may not be fully recoverable.

Costs associated with drydocking are capitalized as prepaid expenses and charged to operating expenses generally over one year.

The Company capitalizes interest on ships and other capital projects during the construction period.

Investments in affiliates

In the event of the issuance of stock by an affiliate, the Company generally recognizes a gain or loss (see Note 5). At November 30, 2000, the costs in excess of the net assets acquired of affiliates ("goodwill") was $195 million. Goodwill is being amortized using the straight-line method, principally over 40 years and is recorded in "Income from Affiliated Operations, Net" in the accompanying statements of operations.

Goodwill

Goodwill of $275 million resulting from the acquisition of HAL Antillen, N.V., the parent company of Holland America, Windstar and Holland America Tours, $272 million resulting from the acquisitions of Cunard and Seabourn and $254 million resulting from the fiscal 2000 acquisition of Costa, is being amortized using the straight-line method over 40 years.

Derivative instruments

The Company utilizes derivative instruments, principally forward contracts and swaps, to enhance its ability to manage certain risks related to foreign currency exchange rates and interest rates which exist as part of its ongoing business operations.

The Company's most significant contracts to buy foreign currency are forward contracts entered into to fix the cost in U.S. dollars of certain of its foreign currency denominated shipbuilding commitments (see Note 9). Changes in the market value and any discounts or premiums on these forward foreign currency contracts are recorded at maturity, which coincides with the dates when the related foreign currency payments are to be made, with any resulting gain or loss included in the cost of the ship.

From time to time the Company uses interest rate swap agreements to manage interest rate exposure and to achieve a desired proportion of variable and fixed rate debt. The fair value of the swaps is not reflected in the financial statements and any amounts paid or received on hedges related to debt will be included in interest expense.

In June 1998, Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Pursuant to SFAS No. 133, changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. SFAS No. 133, as amended, is effective for the Company beginning December 1, 2000. Based on existing operations, the adoption of SFAS No. 133 will not have a significant impact on the Company's results of operations or cash flows, however, on December 1, 2000, the Company's assets and liabilities will each increase by approximately $540 million. This increase in assets and liabilities primarily represents the recording of offsetting unrealized gains and losses on the Company's shipbuilding commitments and related forward foreign currency contracts, respectively.


Revenue and expense recognition

Guest cruise deposits represent unearned revenues and are initially recorded as customer deposit liabilities on the balance sheet when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from shipboard activities and all associated direct costs of a voyage, generally upon completion of voyages with durations of ten days or less and on a pro rata basis for voyages in excess of ten days. Revenues and expenses from tour and related services are recognized at the time the services are performed or expenses are incurred.


Advertising costs

Substantially all of the Company's advertising costs are charged to expense as incurred, except costs which result in tangible assets, such as brochures, which are recorded as prepaid expenses and charged to expense as consumed. Advertising expense totaled $181 million in fiscal 2000, $178 million in fiscal 1999 and $142 million in fiscal 1998. At November 30, 2000, $23 million of advertising related costs were included in prepaid expenses and other in the accompanying balance sheet.


Foreign currency translations and transactions

For foreign subsidiaries and affiliates using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Translation adjustments resulting from this process are reported in accumulated other comprehensive income (loss) within shareholders' equity. Revenues and expenses of these foreign subsidiaries and affiliates are translated at weighted average exchange rates for the period. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in income currently.


Income taxes

Management believes that substantially all of the Company's income (with the exception of its United States ("U.S.") source income from the transportation, hotel and tour businesses of Holland America Tours) is exempt from U.S. federal income taxes. If the Company was found not to meet certain tests of the Internal Revenue Code, as amended, (the "Code") or if the Code were to be changed in a manner adverse to the Company, a portion of the Company's income would become subject to taxation by the U.S. at higher than normal corporate tax rates.

Additionally, certain of the Company's foreign subsidiaries are subject to foreign income taxes, however, such amounts have not been significant.


Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of Common Stock outstanding during each period. Diluted earnings per share is computed by dividing net income, as adjusted, by the weighted average number of shares of Common Stock, Common Stock equivalents and other potentially dilutive securities outstanding during each period.


Stock-based compensation

The Company accounts for employee stock-based compensation using the intrinsic value method and discloses certain fair value pro forma information with respect to its employee stock-based compensation activities (see Note 11).


Concentrations of credit risk

As part of its ongoing control procedures, the Company monitors concentrations of credit risk associated with financial institutions with which it conducts business. Credit risk, including counterparty nonperformance under derivative instruments, is considered minimal as the Company only deals with large well-established financial institutions. The Company also monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Concentrations of credit risk associated with these receivables are considered minimal due to the Company's diverse customer base and bad debts have been minimal. The Company does not normally require collateral or other security to support normal credit sales.


Accounting changes

In fiscal 1998, Statement of Position 98-5 - "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") was issued. SOP 98-5 requires that all start-up or pre-operating costs be expensed as incurred. In fiscal 1998, the Company adopted SOP 98-5 and, accordingly, expensed $8.7 million of previously deferred start-up costs. The $8.7 million represented the cumulative effect from the Company changing this policy, which amount was included in other non-operating expenses in the fiscal 1998 statement of operations.

In fiscal 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income", which is presented in the accompanying statements of shareholders' equity. Comprehensive income consists of net income and other comprehensive income, the latter includes unrealized gains and losses on available for sale securities and foreign currency translation adjustments.

In fiscal 1999, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" which superceded SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise". The adoption of SFAS No. 131 did not affect the Company's results of operations or financial position but does affect the disclosure of segment information (see Note 10).


Reclassifications

Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.


Note 3 - Acquisition

Since June 1997, the Company has owned 50% of Costa. On September 29, 2000, the Company completed the acquisition of the remaining 50% interest in Costa from Airtours at a cost of approximately $510 million. Substantially all of the purchase price was funded by euro denominated borrowings of approximately $161 million under the Company's existing $200 million multi- currency revolver and $342 million from a short-term bridge loan. The Company accounted for this transaction using the purchase accounting method. Goodwill derived from this transaction is being amortized using the straight-line method over 40 years.

Prior to the fiscal 2000 acquisition, the Company accounted for its 50% interest in Costa using the equity method and recorded its portion of Costa's operating results as earnings from affiliated operations on a two-month lag basis. For September, October and November, 2000, the Company continued to record its 50% interest in Costa's operating results for the months of July, August and September, 2000, respectively, using the equity method. As of November 30, 2000, the Company changed how it reports Costa's operating results from a two-month lag basis to reporting on Costa's current month's results. At that time, Costa's operating results for the months of October and November 2000 were recorded as a direct adjustment to retained earnings in the Company's November 30, 2000 consolidated balance sheet and the Company's November 30, 2000 consolidated balance sheet includes Costa's November 30, 2000 balance sheet (see Note 5). The impact of conforming Costa's fiscal year on the Company's fiscal 2000 revenues, operating income and net income was not material. Commencing in fiscal 2001, Costa's results of operations will be consolidated on a current month basis in the same manner as the Company's other wholly-owned subsidiaries.

Had the above transaction occurred on December 1, 1998, the Company's unaudited consolidated revenues for fiscal 2000 and 1999 would have been approximately $4.3 and $4.1 billion, respectively.

The impact on the Company's unaudited consolidated net income and earnings per share for fiscal 2000 and 1999 would have been immaterial.

The impact on the Company's assets and liabilities related to this acquisition was as follows (in thousands):

  Fair value of acquired assets                                     $   915,437
  Debt assumed                                                         (310,259)
  Other liabilities assumed                                             (94,354)
  Cash paid for acquisition                                             510,824
  Cash acquired and consolidated                                       (130,539)
  Net cash paid as reflected in the 2000 Statement of Cash Flows    $   380,285

Note 4 - Property and equipment

Property and equipment consisted of the following (in thousands):

                                                              November 30, 2000
  Ships                                                             $ 8,420,552
  Ships under construction                                              320,480
                                                                    -----------
                                                                      8,741,032
  Land, buildings and improvements                                      279,095
  Transportation equipment and other                                    465,536
                                                                    -----------
  Total property and equipment                                        9,485,663
  Less accumulated depreciation and amortization                     (1,484,345)
                                                                    -----------
                                                                    $ 8,001,318
                                                                    ===========

Capitalized interest, primarily on ships under construction, amounted to $41.1 million in fiscal 2000, $40.9 million in fiscal 1999 and $35.1 million in fiscal 1998. Ships under construction include progress payments for the construction of the ship, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. At November 30, 2000, property and equipment with a net book value of $955 million was pledged as collateral pursuant to certain notes and a contingent obligation (see Notes 6 and 9).


Note 5 - Investments in and advances to affiliates

At November 30, 2000, the market value of the Company's investment in Airtours, based on the closing price of Airtours' common stock on the London Stock Exchange, was $361 million as compared with the carrying value of the Company's investment in Airtours of $415 million. The Company is recording its interest in Airtours' consolidated results of operations on a two-month lag basis using the equity method.

In fiscal 1998, Airtours issued, in connection with acquisitions, approximately
20.7 million shares of its common stock at per share amounts in excess of the Company's carrying value per share. As a result of these transactions, in fiscal 1998, the Company recognized a net gain of $14.8 million, which was included in other non-operating income.

Dividends received from affiliates were $16.5 million, $15.1 million and $13.7 million in fiscal 2000, 1999 and 1998, respectively.

Financial information for affiliated companies accounted for using the equity method was as follows (in thousands):

Balance Sheet Data
                                                As of End of Fiscal Year 2000(a)
Current assets                                                       $2,270,185
Long-term assets                                                     $1,985,707
Current liabilities                                                  $1,852,595
Long-term liabilities                                                $1,532,981
Shareholders' equity                                                 $  870,316

(a) Excludes Costa as it was included in the Company's consolidated balance sheet at November 30, 2000.

Income Statement Data(b)
                                                         Fiscal Years Ended
                                                    2000        1999        1998
Revenues                                      $6,669,052  $5,963,425  $5,282,230
Gross margin                                  $1,345,593  $1,265,614  $1,128,305
Net income                                    $   19,770  $  255,146  $  264,936

(b)  Includes Costa for all periods.

Segment information for the Company's affiliated operations was provided in accordance with SFAS No. 131 as follows (in thousands)(b):

                                                           Fiscal Years Ended
                                                        2000      1999      1998
Operating income                                    $  5,114  $359,953  $374,560
Depreciation and amortization                       $152,123  $133,302  $100,532
Capital expenditures                                $650,098  $356,267  $184,395

(b)  Includes Costa for all periods.

Note 6 - Long-term debt

Long-term debt consisted of the following (in thousands):
                                                            November 30, 2000
Commercial paper                                                   $  342,846
$200 million multi-currency revolving credit facility
  drawn in euros, bearing interest at 5.3% at
  November 30, 2000 (a)                                               160,862
Unsecured Debentures and Notes, bearing interest at
  rates ranging from 5.65% to 7.7%, due through 2028                  848,657
Unsecured euro note, bearing interest at euribor plus
  0.25% (5.2% at November 30, 2000), due
  December 2000 (a)                                                   338,676
Euro notes, secured by one ship, bearing interest at
  euribor plus 0.5% (5.5% at November 30, 2000),
  due through 2008 (a)                                                141,628(*)
Unsecured euro notes, bearing interest at rates ranging
  from euribor plus 0.185% to euribor plus 1.0%
  (5.4% to 6.1% at November 30, 2000), due 2001 and
  2005 (a)                                                            475,400(*)
Other                                                                  39,227
                                                                   ----------
                                                                    2,347,296
Less portion due within one year                                     (248,219)
                                                                   ----------
                                                                   $2,099,077
                                                                   ==========

(*) An adjustment has been made from the annual report to 30 November 2000 to reflect the reclassification of Euro notes amounting to (Pounds)188,366 from secured to unsecured debt.

(a) Euro denominated notes have been translated to U.S. dollars at the period end exchange rate.

At November 30, 2000, the outstanding commercial paper bears interest at approximately 6.6% and was due on 2001. Since the commercial paper is backed by the long-term revolving credit facilities described below, balances outstanding under the commercial paper programs were classified as long-term in the balance sheet.

The Company's commercial paper programs are supported by a $1 billion unsecured revolving credit facility due December 2001 and a $200 million unsecured multi-currency revolving credit facility due January 2002. Both revolving credit facilities bear interest at libor/euribor plus 14 basis points ("BPS"), based on the Company's debt rating, and provide for a facility fee of six BPS on each facility. Any funds outstanding under the commercial paper programs reduce the aggregate amount available under these facilities. At November 30, 2000, the Company had $696 million available for borrowing under these facilities. These facilities and other debt agreements contain covenants that require the Company, among other things, to maintain minimum debt service coverage and limit debt to capital ratios. At November 30, 2000, the Company was in compliance with all of its debt covenants.

The unsecured Debentures and Notes are not redeemable prior to maturity. During fiscal 2000, the Company repaid its 5.65% unsecured Notes in the amount of $200 million.

On December 13, 2000, the Company repaid the $338.7 million unsecured euro note from the proceeds of a five-year unsecured euro note of approximately $250 million and another borrowing.

At November 30, 2000, the scheduled annual maturities of the Company's long-term debt was summarized as follows (in thousands):

     Fiscal
     2001                                                             $  248,219
     2002                                                                620,508
     2003                                                                145,403
     2004                                                                139,740
     2005                                                                280,891
     Thereafter                                                          912,535
                                                                      ----------
                                                                      $2,347,296
                                                                      ==========

Note 7 - Shareholders' equity

The Company's Articles of Incorporation authorizes the CarnivalBoard, at its discretion, to issue up to 40 million shares of Preferred Stock. The Preferred Stock is issuable in series which may vary as to certain rights and preferences at the discretion of the Carnival Board and has a $.01 par value. At November 30, 2000, no Preferred Stock had been issued.

In December 1998, the Company issued 17 million shares of its Common Stock in a public offering and received net proceeds of approximately $725 million. The Company issued the stock concurrent with the addition of the Company's Common Stock to the S&P 500 Composite Index.

In February 2000, the Carnival Board authorized the repurchase of up to $1 billion of the Company's Common Stock. As of November 30, 2000, the Company had repurchased 33.1 million shares of its Common Stock at a cost of $705.1 million.

At November 30, 2000, there were approximately 15.2 million shares of Common Stock reserved for issuance pursuant to the Company's stock option, employee stock purchase, management incentive, dividend reinvestment and restricted stock plans. During fiscal 2000, the Company declared cash dividends aggregating $0.42 per share for the year.

The Company does not expect to incur income taxes on future distributions of undistributed earnings of foreign subsidiaries or foreign affiliates and, accordingly, no deferred income taxes have been provided for the distribution of these earnings. At November 30, 2000, accumulated other comprehensive loss within shareholders' equity included cumulative foreign currency translation adjustments which decreased shareholders' equity by $67.9 million.

On February 8, 2000, the U. S. Treasury Department issued proposed Treasury Regulations to Section 883 of the Code ("Section 883") relating to income derived by foreign corporations from the international operation of ships or aircraft. The proposed regulations provide, in general, that a foreign corporation organized in a qualified foreign country and engaged in the international operation of ships or aircraft shall exclude qualified income from gross income for purposes of federal income taxation provided that the corporation can satisfy certain ownership requirements, including, among other things, that its stock is publicly traded. A corporation's stock that is publicly traded will satisfy this requirement if more than 50% of its stock is owned by persons who each own less than 5% of the value of the outstanding shares of the corporation's stock.

To the best of the Company's knowledge it currently qualifies as a publicly traded corporation under these proposed rules and, if the proposed rules were in force, substantially all of the Company's income (with the exception of the U.
S. source income from the transportation, hotel and tour business of Holland America Tours) would continue to be exempt from U. S. federal income taxes.

In order to ensure that the Company continues to be publicly traded under the proposed Section 883 regulations, the Company amended its Articles of Incorporation in April 2000 to prohibit any person, other than an existing 5% shareholder, from acquiring shares that would give such person in the aggregate more than 4.9% of the value of the outstanding shares of the Company.


Note 8 - Financial instruments

The Company estimates the fair value of financial instruments through the use of public market prices, quotes from financial institutions and other available information. Considerable judgment is required in interpreting data to develop estimates of fair value and, accordingly, amounts are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Financial instruments are not held for trading or other speculative purposes.

Cash and Cash Equivalents

The carrying amounts of cash and cash equivalents approximate their fair values due to the short-term maturities of these instruments.

Other Assets

At November 30, 2000, long-term other assets included marketable securities held in a "Rabbi Trust" for certain of the Company's non-qualified benefit plans and long-term receivables. These assets had both carrying and fair values of approximately $135.0 million at November 30, 2000. Fair value was estimated based on quoted market prices or expected future discounted cash flows.

Long-term Debt

At November 30, 2000, the fair value of the Company's long-term debt, including the current portion, was approximately $2.27 billion, which was approximately $76 million less than the carrying value on that date. The difference between the fair value of the long-term debt and the carrying value was due primarily to the Company's issuance of fixed rate debt obligations at interest rates that are below market rates in existence at the measurement dates. The fair value of the Company's unsecured Debentures and Notes was estimated based on the quoted market price for the same or similar issues. The fair value of the Company's other long-term debt was estimated based on the market rates available to the Company for similar debt.

Foreign Currency Contracts

The Company enters into forward foreign currency contracts to reduce its exposures relating to exchange rate changes in foreign currency. These contracts are subject to gain or loss from changes in foreign currency rates, however, any realized gain or loss will generally be offset by gains or losses on the underlying hedged foreign currency transactions. The fair value of the Company's forward hedging instruments discussed below was estimated based on prices quoted by financial institutions for these instruments.

Several of the Company's contracts for the construction of cruise ships are denominated in either Italian lira, German marks or euros. The Company is a party to forward foreign currency contracts with a notional amount of $3.7 billion at November 30, 2000, to fix the price of these ships into U.S. dollars (see Note 9). At November 30, 2000, these forward contracts had an estimated fair value of approximately $3.2 billion.


Interest Rate Swaps

Costa has interest rate swap agreements in place to pay fixed interest rates in exchange for floating interest rate payments on substantially all of its debt. At November 30, 2000, these swaps had a notional amount and an estimated unrealized loss of $766 million and $2.8 million, respectively, and a weighted average remaining life of approximately 2.3 years. The fair value of interest rate swap agreements was estimated based on quoted market rates for similar financial instruments.

Note 9 - Commitments and contingencies

Ship Commitments

A description of ships under contract for construction at November 30, 2000 was as follows (in millions, except passenger capacity data):

                            Expected                                            Estimated
                             Service                           Passenger            Total
Ship                       Date/(1)/           Shipyard    Capacity/(2)/        Cost/(3)/
Carnival
Carnival Spirit                4/01          Masa-Yards            2,124           $  375
Carnival Pride                 1/02     Masa-Yards/(4)/            2,124              375
Carnival Legend                9/02     Masa-Yards/(4)/            2,124              375
Carnival Conquest             12/02         Fincantieri            2,974              500
Carnival Glory                 8/03         Fincantieri            2,974              500
Carnival Miracle               4/04     Masa-Yards/(4)/            2,124              375
Carnival Valor                11/04    Fincantieri/(4)/            2,974              500
                                                                  ------           ------
  Total Carnival                                                  17,418            3,000
Holland America
Newbuild                      11/02    Fincantieri/(4)/            1,848              410
Newbuild                       8/03    Fincantieri/(4)/            1,848              410
Newbuild                       2/04    Fincantieri/(4)/            1,848              410
Newbuild                      10/04    Fincantieri/(4)/            1,848              410
Newbuild                       6/05    Fincantieri/(4)/            1,848              410
                                                                  ------           ------
  Total Holland America                                            9,240            2,050
Costa
Newbuild                       7/03     Masa-Yards/(5)/            2,112              330
Newbuild                       1/04    Fincantieri/(6)/            2,720              380
Newbuild                      12/04    Fincantieri/(6)/            2,720              380
                                                                  ------           ------
  Total Costa                                                      7,552            1,090
Cunard
Queen Mary 2                  12/03        Chantiers de
                                      l'Atlantique/(4)/            2,620              780
                                                                  ------           ------
  Total Cunard                                                     2,620              780
                                                                  ------           ------
Total                                                             36,830           $6,920
                                                                  ======           ======

(1) The expected service date is the date the ship is expected to begin revenue generating activities.
(2) In accordance with cruise industry practice, passenger capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or four passengers.
(3) Estimated total cost of the completed ship includes the contract price with the shipyard, design and engineering fees, capitalized interest, various owner supplied items and construction oversight costs.
(4) These construction contracts are denominated in either German marks, Italian lira or euros and have been fixed into U.S. dollars through the utilization of forward foreign currency contracts.
(5) This construction contract is denominated in German marks which has a fixed exchange rate with Costa's functional currency, which is the Italian lira. The estimated total costs has been translated into U.S. dollars using the November 30, 2000 exchange rate.
(6) These construction contracts are denominated in Italian lira. The estimated total cost has been translated into U.S. dollars using the November 30, 2000 exchange rate.

In connection with the ships under contract for construction, the Company has paid approximately $320 million through November 30, 2000 and anticipates paying the remaining estimated total cost as follows (in millions):

     Fiscal
     2001                                                                 $  643
     2002                                                                  1,734
     2003                                                                  1,488
     2004                                                                  2,389
     2005                                                                    346
                                                                          ------
                                                                          $6,600
                                                                          ======

Litigation

Several actions (collectively the "Passenger Complaints") have been filed against the Company on behalf of purported classes of persons who paid port charges to Carnival Cruise Lines, Holland America and Costa, alleging that statements made in advertising and promotional materials concerning port charges were false and misleading. The Passenger Complaints allege violations of the various state consumer protection acts and claims of fraud, conversion, breach of fiduciary duties and unjust enrichment. Plaintiffs seek compensatory damages or, alternatively, refunds of portions of port charges paid, attorneys' fees, costs, prejudgment interest, punitive damages and injunctive and declaratory relief.

Certain of the Passenger Complaints filed against Carnival Cruise Lines have been dismissed. The remaining actions have been consolidated into one action in Florida. Carnival Cruise Lines recently entered into an agreement to settle this remaining action. The settlement must be approved by the trial court. Under the settlement agreement, Carnival Cruise Lines would issue travel vouchers with a face value of $25-$55 depending on specified criteria, to certain of its passengers who sailed between April 1992 and June 1997. The vouchers also provide class members a cash redemption option of up to 20% of the face value which must be exercised within 60 days. Pursuant to the settlement, Carnival Cruise Lines will pay the plaintiffs' legal fees, as awarded by the court, up to a specified amount. During the fourth quarter of fiscal 2000, the Company recorded a charge for the amount of the estimated cash redemptions and settlement costs in the amount of approximately $21 million.

Holland America Tours has entered into a settlement agreement for the one Passenger Complaint filed against it. The settlement agreement was approved by the trial court on September 28, 1998. Under the settlement agreement, Holland America would issue travel vouchers with a face value of $10-$50 depending on specified criteria, to certain of its passengers who are U.S. residents and who sailed between April 1992 and April 1996, and would pay a portion of the plaintiffs' legal fees.

One member of the settlement class appealed the trial court's approval of the settlement. In August 2000, the court of appeals refused to approve the settlement and remanded the case to the trial court. Holland America Tours has filed a petition for discretionary review by the Washington Supreme Court, the ultimate outcome of which cannot currently be determined.

If the Passenger Complaint settlements are implemented as described above, the amount and timing of the travel vouchers to be redeemed for travel and the effects of the travel voucher redemption on revenues are not reasonably determinable. Accordingly, the Company will account for the non- cash redemption of the vouchers as a reduction of future revenues.

Several actions have been filed against Carnival Cruise Lines, Holland America Tours, Cunard and Costa alleging that they violated the Americans with Disabilities Act ("ADA") by failing to make certain of their cruise ships accessible to individuals with disabilities (collectively the "ADA Complaints"). Plaintiffs seek injunctive relief and fees and costs. Certain of the plaintiffs also seek statutory damages, including punitive damages. On January 19, 2001, Carnival Cruise Lines reached an agreement in principle with the plaintiffs to settle its major ADA Complaint. Pursuant to the agreement, Carnival Cruise Lines will make certain modifications to its existing 15 ships. Management believes that the estimated total cost of the modifications will not be material to the Company's financial statements. The remaining actions are in progress and are proceeding.

Several actions filed against the Company and four of its officers on behalf of a purported class of purchasers of Common Stock of the Company were consolidated into one action in Florida (the "Stock Purchase Complaint"). The plaintiffs are claiming that statements made by the Company in public filings violate federal securities laws and seek unspecified compensatory damages, attorneys' fees and costs and expert fees. This action is in progress and is proceeding.

It is not now possible to determine the ultimate outcome of the pending Passenger, ADA and Stock Purchase Complaints, if such claims should proceed to trial. Management believes that the Company and these officers, as applicable, have meritorious defenses to these claims and, accordingly, the parties intend to vigorously defend against all such claims.

In August 2000, the Company received a grand jury subpoena requesting that the Company produce documents and records concerning environmental matters. The Company continues to respond to the subpoena.

Costa has instituted arbitration proceedings in Italy to confirm the validity of its decision not to deliver its ship, the Costa Classica, to the shipyard of Cammell Laird Holdings PLC ("Cammell Laird") under an approximate $75 million contract for the conversion and lengthening of the ship. Consequently, Costa has given notice of termination of the contract. It is expected that the arbitration tribunal's decision will be made within two years. In the event that an award is given in favor of Cammell Laird the amount of damages which Costa will have to pay, if any, is not currently determinable. In addition, it is not currently possible to determine the ultimate outcome of this matter, however, management believes that the arbitration proceeding will result in a favorable outcome for the Company.

In the normal course of business, various other claims and lawsuits have been filed or are pending against the Company. The majority of these claims and lawsuits are covered by insurance. Management believes the outcome of any such suits, which are not covered by insurance, would not have a material adverse effect on the Company's financial statements.

Contingent Obligations

The Company has certain contingent obligations, including letters of credit, to participants in lease out and lease back type transactions for three ships which, at November 30, 2000, totaled approximately $775 million. Only in the remote event of nonperformance by certain major financial institutions, all of which have long-term credit ratings of AAA or AA, would the Company be required to make any payments under these contingent obligations. After 18-21 years, as applicable, the Company has the right to exercise purchase options that would terminate these transactions. As a result of these three transactions, the Company has received a total of approximately $67 million (net) which was recorded as deferred income on the balance sheets and is being amortized to non-operating income over approximately 18-21 years.

Operating Leases

Rent expense for all operating leases, primarily for office and warehouse space, for fiscal 2000, 1999 and 1998 was approximately $10 million each year. At November 30, 2000, minimum annual rentals for all operating leases, with initial or remaining terms in excess of one year, were as follows (in thousands):

      Fiscal

      2001                                                               $ 8,500
      2002                                                                 7,300
      2003                                                                 6,000
      2004                                                                 5,700
      2005                                                                 5,700
      Thereafter                                                          26,800
                                                                        --------
                                                                         $60,000
                                                                        ========

Other

At November 30, 2000, the Company had a commitment through 2013, cancellable under certain remote circumstances, to pay a minimum amount for its annual usage of certain port facilities as follows (in thousands):

      Fiscal

      2001                                                              $  9,400
      2002                                                                 9,300
      2003                                                                11,500
      2004                                                                11,500
      2005                                                                12,500
      Thereafter                                                         113,500
                                                                        --------
                                                                        $167,700
                                                                        ========

Note 10 - Segment information

The Company's cruise segment included five cruise brands (six, including Costa, as of November 30, 2000) which have been aggregated as a single operating segment based on the similarity of their economic and other characteristics. Cruise revenues are comprised of sales of passenger cruise tickets, including, in some cases, air transportation to and from the cruise ships, and revenues from certain onboard activities and other related services. The tour segment represents the operations of Holland America Tours.

The significant accounting policies of the segments are the same as those described in Note 1 - "Summary of Significant Accounting Policies." Cruise revenues included intersegment revenues which primarily represent billings to the tour segment for the cruise portion of a tour when a cruise is sold as a part of a tour package. In addition, cruise and tour operating expenses included a cost allocation of certain corporate expenses.

Information for the cruise and tour segments for fiscal 2000, 1999 and 1998 was as follows (in thousands):

                                                            Operating           Depreciation
                                                               income                    and            Capital         Segment
2000                                      Revenues              (loss)          amortization       expenditures          assets
Cruise                                  $3,578,372         $  961,806               $276,483         $  972,270      $9,093,646/(a)/
Tour                                       259,662              7,664                 10,825             30,129         199,722
Affiliated Operations                                          37,828/(a)/                                              437,391
Reconciling items /(b)/                    (59,492)           (24,340)                   359                949         100,561
                                        ----------         ----------               --------         ----------      ----------
                                        $3,778,542         $  982,958               $287,667         $1,003,348      $9,831,320
1999
Cruise                                  $3,286,701         $  947,452               $232,942         $  837,126      $6,938,411
Tour                                       271,828             10,403                 10,716             24,416         185,591
Affiliated operations                                          75,758/(a)/                                              586,922
Reconciling items /(b)/                    (61,059)           (13,914)                                   11,442         575,431
                                        ----------         ----------               --------         ----------      ----------
                                        $3,497,470         $1,019,699               $243,658         $  872,984      $8,286,355
1998
Cruise                                  $2,797,856         $  822,242               $189,345         $1,113,191      $6,327,599
Tour                                       274,491              9,248                  9,491             28,480         174,140
Affiliated operations                                          76,732/(a)/                                              546,693
Reconciling items /(b)/                    (63,041)           (11,698)                 1,832              8,742         130,891
                                        ----------         ----------               --------         ----------      ----------
                                        $3,009,306         $  896,524               $200,668         $1,150,413      $7,179,323
                                        ==========         ==========               ========         ==========      ==========

/(a)/ The November 30, 2000 cruise segment assets included Costa, while Costa's results of operations were presented in the affiliated operations segment for all periods (see Notes 3 and 5).

/(b)/ Revenues consisted of intersegment revenues. Operating loss represented corporate expenses not allocated to segments. Capital expenditures represented corporate capital expenditures. Segment assets included cash, cash equivalents, short-term investments and other corporate assets.

See Note 5 for affiliated operations segment information which were not included in the Company's consolidated operations.

Foreign revenues for the Company's cruise brands, excluding Costa, represent sales generated from outside the U.S. primarily by foreign tour operators and foreign travel agencies. The majority of these foreign revenues are from Canada, United Kingdom, Germany and Australia. Foreign assets represent assets which are located outside of the U.S. and include, among other things, all of the Company's ships. Revenues and year-end asset information by geographic area was as follows (in thousands):

                                                   2000        1999        1998
Revenues
United States                                $3,180,667  $2,934,492  $2,545,709
Foreign                                         597,875     562,978     463,597
                                             ----------  ----------  ----------
                                             $3,778,542  $3,497,470  $3,009,306
                                             ==========  ==========  ==--------
Assets
United States                                $  680,897  $1,063,963  $  643,509
Foreign                                       9,150,423   7,222,392   6,535,814
                                             ----------  ----------  ----------
                                             $9,831,320  $8,286,355  $7,179,323
                                             ==========  ==========  ==--------

Note 11 - Benefit plans

Stock Option Plans

The Company has stock option plans for certain employees and members of the Carnival Board. The plans are administered by a committee of three directors of the Company (the "Committee") which determines who is eligible to participate, the number of shares for which options are to be granted and the amounts that may be exercised within a specified term. The option exercise price is generally established by the Committee at 100% of the fair market value of the Common Stock on the date the option is granted. Substantially all options granted during fiscal 2000, 1999 and 1998 were granted at an exercise price per share equal to the fair market value of the Company's Common Stock on the date of grant. Employee options generally have vested evenly over five years and have a ten year term and director options have vested immediately and have a five or ten year term. At November 30, 2000, options for 1,338,781 shares were available for future grants. A summary of the status of options in the stock option plans was as follows:

                                                    Weighted
                                              Average Exercise Price                                    Number of Options
                                                    Per Share                                        Years Ended November 30,
                               2000                    1999                      1998           2000           1999           1998
Outstanding options -
  beginning of year          $22.70                  $14.95                    $11.88      6,517,168      5,987,574      5,502,580
Options granted              $35.92                  $44.54                    $27.34      2,910,575      1,641,400      1,157,344
Options exercised            $13.43                  $11.01                    $10.53       (244,850)      (956,706)      (652,350)
Options cancelled            $35.91                  $26.55                    $22.86       (342,100)      (155,100)       (20,000)
                                                                                           ---------      ---------      ---------
Outstanding options -
  end of year                $26.80                  $22.70                    $14.95      8,840,793      6,517,168      5,987,574
Options exercisable -
  end of year                $15.82                  $12.64                    $10.91      4,042,452      3,601,993      3,405,630

Information with respect to stock options outstanding and stock options exercisable at November 30, 2000 was as follows:

Options Outstanding                                                              Options Exercisable
                                                                             Weighted           Weighted                  Weighted
                                                                              Average            Average                   Average
                                                                            Remaining           Exercise                  Exercise
Exercise Price Range                                     Shares          Life (years)              Price         Shares      Price
$ 1.94-$ 2.25                                                37,480               (1)             $ 2.06         37,480     $ 2.06
$ 6.94-$10.31                                               244,900              1.9              $ 7.51        244,900     $ 7.51
$10.59-$15.00                                             2,767,700              4.4              $11.30      2,743,700     $11.28
$16.28-$21.91                                             1,457,469              8.2              $19.54        337,938     $19.37
$24.63-$26.41                                               840,694              7.1              $26.39        305,854     $26.41
$34.03-$41.34                                               234,000              8.1              $36.49         61,600     $37.32
$43.56-$48.56                                             3,258,550              8.7              $44.35        310,980     $45.56
                                                          ---------                                           ---------
Total                                                     8,840,793              6.9              $26.80      4,042,452     $15.82
                                                          =========                                           =========

/(1)/  These stock options do not have an expiration date.

Pursuant to SFAS No. 123, the Company has elected to use the intrinsic value method of accounting for employee stock-based compensation awards. Accordingly, the Company has not recognized compensation expense for its noncompensatory employee stock option awards. The Company's pro forma net income and earnings per share for fiscal 2000, 1999 and 1998 had the Company elected to adopt the fair value approach (which charges earnings for the estimated fair value of stock options) of SFAS No. 123 would not be materially different from reported net income and earnings per share.

The weighted average fair values of the Company's options granted during fiscal 2000, 1999 and 1998 were $13.31, $15.15 and $7.61 per share, respectively, at the dates of grant. The fair values of options were estimated using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal 2000, 1999 and 1998, respectively; expected dividend yields of 1.17%, 0.80%, and 1.62%; expected volatility of 28.9%, 26.3%, and 20.5%; risk free interest rates of 6.4%, 4.8% and 5.3%; and expected option life of six years for all periods.

Restricted Stock Plans

The Company has restricted stock plans under which three key employees are granted restricted shares of the Company's Common Stock. Shares are awarded in the name of each of the participants, who have all the rights of other Common Stock shareholders, subject to certain restriction and forfeiture provisions. During fiscal 2000, 1999 and 1998, 150,000 shares of Common Stock were issued each year which were valued at $5.5 million, $6.8 million and $4.4 million, respectively. Unearned stock compensation was recorded in stockholders' equity at the date of award based on the quoted market price of the shares on the date of grant and is amortized to expense over the vesting period. As of November 30, 2000 and 1999 there were 313,094 shares and 263,765 shares, respectively, issued under the plans which remain to be vested.

Management Incentive Plans

Most shoreside managerial employees of the Company participate in management incentive plans. Certain of the participating employees receive a portion of their incentive compensation award in Common Stock of the Company, instead of the entire amount being paid in cash. During fiscal 2000, 1999 and 1998, 35,820, 49,734 and 61,214 shares of Common Stock with a quoted market value of $1.7 million, $1.7 million and $1.6 million, respectively, were issued under these plans.

Defined Benefit Pension Plans

The Company has two defined benefit pension plans (qualified and non- qualified) that are available to certain full-time Carnival Cruise Lines and corporate shoreside employees who were employed with the Company prior to January 1, 1998. These plans were closed to new participants on January 1, 1998. In addition, the Company has two non-qualified defined benefit plans. One of these plans was established in fiscal 1999 and is available to Carnival Cruise Lines' shipboard employees and the other was established in fiscal 2000 and is available to two executive officers of the Company. The Company's funding policy for the qualified defined benefit plan is to annually contribute at least the minimum amount required under the applicable labor regulations. The non-qualified plans are unfunded. Pension expense for the defined benefit pension plans was $5.2 million, $3.6 million and $1.9 million for fiscal 2000, 1999 and 1998, respectively.

Defined Contribution Plans

The Company has various defined contribution plans, available to substantially all U.S. and Canadian employees, and certain United Kingdom and Carnival Cruise Lines' shipboard employees. The Company contributes to these plans based on employee contributions, salary levels and length of service. Total expense relating to these plans in fiscal 2000, 1999 and 1998 was $6.8 million, $6.1 million and $5.3 million, respectively.

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan which is authorized to issue up to 4,000,000 shares of Common Stock to substantially all employees of the Company. The purchase price is derived from a formula based on 85% of the fair market value of the Common Stock during the six-month purchase period, as defined. During fiscal 2000, 1999 and 1998, the Company issued 171,886, 144,911 and 175,971 shares, respectively, at a weighted average share price of $26.36, $36.67 and $24.45, respectively, under this plan.

Note 12 - Earnings per share

Earnings per share were computed as follows (in thousands, except per share data):

                                                                  Years Ended November 30,
                                                                2000         1999       1998
Basic:
 Net income                                                 $965,458   $1,027,240   $835,885
 Average common shares outstanding                           599,665      612,484    595,037
 Earnings per share                                         $   1.61   $     1.68   $   1.40

Diluted:
 Net income                                                 $965,458   $1,027,240   $835,885
 Effect on net income of assumed
   issuance of affiliate securities                                        (3,299)
 Net income available assuming dilution                     $965,458   $1,023,941   $835,885

 Average common shares outstanding                           599,665      612,484    595,037
 Effect of dilutive securities-
  shares issuable under various stock option plans             2,247        3,516      3,411
 Average shares outstanding assuming dilution                601,912      616,000    598,448
 Earnings per share                                         $   1.60   $     1.66   $   1.40

Note 13 - Supplemental cash flow information

                                                         Year ended November 30,
                                                                           2000
                                                                  (in thousands)
Cash paid (received) for:
 Interest (net of amount capitalized)                                  $ 40,431
 Income taxes                                                          $   (800)

Noncash investing and financing activities:
 Common Stock issued under various stock plans                         $  7,250
 Note received upon the sale of the Nieuw Amsterdam                    $ 84,500

Note 14 - Recent accounting pronouncements

In December 1999, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin (SAB) 101, Revenue Recognition in Financial Statements to provide guidance on the recognition, presentation and disclosure of revenues in financial statements. In June 2000, the SEC issued SAB 101B, which delays the Company's implementation date of SAB 101 until not later than September 1, 2001. The Company has completed its review and believes that its current revenue recognition policies are in conformity, in all material respects, with this SAB and does not expect that its adoption will have a material impact on its financial statements.

PARTB: Consolidated Financial Information for the fiscal period ended 31 August 2001

The consolidated financial information for the nine months ended 31 August 2001 has been derived from Carnival's unaudited consolidated financial statements for the quarter ended 31 August 2001 and SEC filings.

Consolidated balance sheet (unaudited)
(in thousands, except par value)
                                                                           August 31,       November 30,
                                                                                 2001               2000
ASSETS
Current Assets
  Cash and cash equivalents                                               $ 1,155,236         $  189,282
  Accounts receivable, net                                                    113,455             95,361
  Consumable inventories                                                       96,337            100,451
  Prepaid expenses and other                                                  142,220            164,388
  Fair value of hedged firm commitments                                       118,486
                                                                          -----------         ----------
Total current assets                                                        1,625,734            549,482

Property and Equipment, Net                                                 8,427,846          8,001,318

Investments in and Advances to Affiliates                                                        437,391

Goodwill, less Accumulated Amortization of $113,031 and $99,670               662,339            701,385
Other Assets                                                                  180,288            141,744
Fair Value of Hedged Firm Commitments                                         379,599
                                                                          -----------         ----------
                                                                          $11,275,806         $9,831,320
                                                                          ===========         ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Current portion of long-term debt                                       $   181,848         $  248,219
  Accounts payable                                                            299,534            332,694
  Accrued liabilities                                                         307,940            302,585
  Customer deposits                                                           750,393            770,425
  Dividends payable                                                            61,547             61,371
  Fair value of derivative contracts                                          120,007
                                                                          -----------         ----------
Total current liabilities                                                   1,721,269          1,715,294

Long-Term Debt                                                              2,478,482          2,099,077

Deferred Income and Other Long-Term Liabilities                               145,984            146,332

Fair Value of Derivative Contracts                                            383,655

Commitments and Contingencies (Note 5)
Shareholders' Equity
  Common stock; $.01 par value; 960,000 shares authorized;
    620,006 and 617,568 shares issued                                           6,200              6,176
  Additional paid-in capital                                                1,805,050          1,772,897
  Retained earnings                                                         5,501,532          4,884,023
  Unearned stock compensation                                                 (13,590)           (12,283)
  Accumulated other comprehensive loss                                        (25,139)           (75,059)
  Treasury stock; 33,848 and 33,087 shares at cost                           (727,637)          (705,137)
Total shareholders' equity                                                  6,546,416          5,870,617
                                                                          -----------         ----------
                                                                          $11,275,806         $9,831,320
                                                                          ===========         ==========

  The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of operations (unaudited)
(in thousands, except per share data)

                                                                        Nine Months                Three Months
                                                                      Ended August 31,           Ended August 31,
                                                                     2001          2000         2001          2000
Revenues                                                      $ 3,576,649    $2,928,216   $1,489,918    $1,228,211
Costs and Expenses
  Operating expenses                                            1,920,832      1,577,28      719,378       614,724
  Selling and administrative                                      457,252       361,035      146,797       119,329
  Depreciation and amortization                                   280,958       211,140       97,008        75,248
  Impairment loss                                                 101,389                    101,389
                                                              -----------    ----------   ----------    ----------
                                                                2,760,431     2,149,460    1,064,572       809,301
Operating Income Before
  (Loss) Income From Affiliated
  Operations                                                      816,218       778,756      425,346       418,910
  (Loss) Income From Affiliated
  Operations, Net                                                 (44,024)       (4,361)                     1,548
                                                              -----------    ----------   ----------    ----------
Operating Income                                                  772,194       774,395      425,346       420,458
Nonoperating Income (Expense)
  Interest income                                                  22,750        14,051       12,972         2,592
  Interest expense, net of
  capitalized interest                                            (92,210)      (25,198)     (30,100)       (9,738)
  Other income (expense), net                                     105,459        12,241       93,133        (6,005)
  Income tax benefit (expense)                                      1,695        (3,826)      (6,376)      (11,117)
                                                                   37,694        (2,732)      69,629       (24,268)
                                                              -----------    ----------   ----------    ----------
Net Income                                                    $   809,888    $  771,663   $  494,975    $  396,190
                                                              ===========    ==========   ==========    ==========
Earnings Per Share:
  Basic                                                       $      1.39    $     1.28   $      .84    $      .67
  Diluted                                                     $      1.38    $     1.27   $      .84    $      .67

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows (unaudited)
(in thousands)

                                                                           Nine Months Ended August 31,
                                                                                    2001         2000
OPERATING ACTIVITIES
Net income                                                                   $   809,888   $  771,663
Adjustments to reconcile net income to net cash provided from operations:
  Depreciation and amortization                                                  280,958      211,140
  Dividends received and loss from affiliated operations, net                     56,910       20,827
  Other, net                                                                      (2,009)       3,819
Changes in operating assets and liabilities:
  (Increase) decrease in:
    Receivables                                                                  (18,275)     (26,916)
    Consumable inventories                                                         4,114       (8,334)
    Prepaid expenses and other                                                    23,018      (21,851)
  (Decrease) increase in:
    Accounts payable                                                             (33,160)      32,744
    Accrued liabilities                                                            4,137       (7,288)
    Customer deposits                                                            (20,032)      25,866
                                                                             ------------  -----------
Net cash provided from operating activities                                    1,105,549    1,001,670
                                                                             ============  ===========

INVESTING ACTIVITIES
Additions to property and equipment                                             (713,328)    (882,460)
Proceeds from sale of investments in affiliates, net                             531,471          303
Other, net                                                                       (23,931)       4,827
                                                                             ------------  -----------
Net cash used for investing activities                                          (205,788)    (877,330)
                                                                             ============  ===========

FINANCING ACTIVITIES
Proceeds from long-term debt                                                   1,972,566      395,930
Principal payments of long-term debt                                          (1,708,746)     (10,476)
Dividends paid                                                                  (184,297)    (192,964)
Proceeds from issuance of common stock, net                                        5,076        7,677
Purchase of treasury stock                                                                   (705,137)
Debt issuance costs                                                              (16,351)
                                                                             ------------  -----------
  Net cash provided from (used for) financing activities                          68,248     (504,970)
Effect of exchange rate changes on cash and cash equivalents                      (2,055)           -
  Net increase (decrease) in cash and cash equivalents                           965,954     (380,630)
Cash and cash equivalents at beginning of period                                 189,282      521,771
Cash and cash equivalents at end of period                                   $ 1,155,236   $  141,141
                                                                             ============  ===========

The accompanying notes are an integral part of these consolidated financial statements.

Notes to consolidated financial statements (unaudited)

Note 1 - Basis of presentation

The accompanying financial statements have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. As used in Appendix II, the terms "we," "our," and "us" refers to Carnival Corporation and its consolidated subsidiaries.

The accompanying consolidated balance sheet at August 31, 2001 and the consolidated statements of operations for the nine and three months ended August 31, 2001 and 2000 and the consolidated statements of cash flows for the nine months ended August 31, 2001 and 2000 are unaudited and, in the opinion of our management, contain all adjustments necessary for a fair presentation. All the adjustments are of a normal recurring nature, except for our impairment loss adjustment (see Note 8). During fiscal 2000, we accounted for our 50% interest in Costa's operating results using the equity method and recorded our portion of Costa's operating results as earnings from affiliated operations. Since we acquired the remaining 50% interest in Costa in late 2000, commencing in fiscal 2001, Costa's results of operations were consolidated in the same manner as our other subsidiaries.

Our operations are seasonal and results for interim periods are not necessarily indicative of the results for the entire year. Certain amounts in prior periods have been reclassified to conform with the current period's presentation.


Note 2 - Property and equipment
Property and equipment consisted of the following (in thousands)

(See Note 8):
                                             August 31,  November 30,
                                                   2001          2000
Ships                                       $ 8,907,117   $ 8,575,563
Ships under construction                        546,516       320,480
                                            -----------   -----------
                                              9,453,633     8,896,043
Land, buildings and improvements                273,893       278,338
Transportation equipment and other              346,559       311,282
                                            -----------   -----------
Total property and equipment                 10,074,085     9,485,663
Less accumulated depreciation and
amortization                                 (1,646,239)   (1,484,345)
                                            -----------   -----------
                                            $ 8,427,846   $ 8,001,318
                                            ===========   ===========

Capitalized interest, primarily on ships under construction, amounted to $21.3 million and $32.9 million for the nine months ended August 31, 2001 and 2000, respectively, and $6.8 million and $11.4 million for the three months ended August 31, 2001 and 2000, respectively.

Note 3 - Long-term debt
Long-term debt consisted of the following (in thousands):

                                                    August 31,   November 30,
                                                     2001/(a)/     2000/(a)/
Euro note, secured by one ship, bearing
  interest at euribor plus 0.5% (4.8% at
  August 31, 2001), due through 2008                $  128,554     $  141,628
Unsecured debentures and notes, bearing
  interest at rates ranging from 6.15% to
  7.7%, due through 2028                               848,749        848,657
Unsecured euro notes, bearing interest at
  rates ranging from euribor plus 0.19% to
  euribor plus 1.0% (4.7% to 5.4% at
  August 31, 2001), due 2001, 2005 and 2006/(b)/       780,743        475,400
Unsecured euro notes, bearing interest at 5.57%,
  due in 2006                                          272,074
Commercial paper                                                      342,846
Unsecured euro note, bearing interest at
  euribor plus 0.25%                                                  338,676
$200 million multi-currency revolving credit
  facility drawn in euros                                             160,862
Unsecured 2% convertible debentures,
  due in 2021                                          600,000
Other                                                   30,210         39,227
                                                    ----------     ----------
                                                     2,660,330      2,347,296
Less portion due within one year                      (181,848)      (248,219)
                                                    ----------     ----------
                                                    $2,478,482     $2,099,077
                                                    ==========     ==========

(a) All borrowings are in U.S. dollars unless otherwise noted. Euro denominated notes have been translated to U.S. dollars at the period end exchange rate.

(b) In May 2001, we entered into a five-year, $235 million unsecured euro denominated revolving credit facility, of which $207 million was available at August 31, 2001. We intend to refinance a $70 million unsecured euro note, due in 2001, with proceeds from this revolver and, accordingly, have classified this $70 million of outstanding debt as long-term in the August 31, 2001 balance sheet.

In April 2001 we issued $600 million of unsecured 2% debentures which are convertible into our common stock at a conversion price of $39.14 per share, subject to adjustment, during any fiscal quarter for which the closing price of our common stock is greater than $43.05 for 20 out of the last 30 trading days of the preceding fiscal quarter. This condition was not met during the periods ended August 31, 2001 and, accordingly, the 15.3 million shares issuable upon conversion are not included in our earnings per share computation (see Note 10). Upon conversion of the debentures we may choose to deliver, in lieu of our common stock, cash or a combination of cash and common stock with a total value equal to the value of the common stock otherwise deliverable. Subsequent to April 15, 2008, we may redeem the debentures for cash at their face value plus any unpaid accrued interest. In addition, at the option of the debenture holders, on any April 15 of 2005, 2008, and 2011, we may be required to repurchase any outstanding debentures at their face value plus any unpaid accrued interest. If such option is exercised by the holders, we may choose to pay the purchase price in cash, shares of common stock or a combination of cash and common stock.

Effective July 2001, we replaced our $1 billion unsecured revolving credit facility and our $200 million unsecured multi-currency revolving credit facility with a $1.4 billion unsecured multi-currency revolving credit facility, due June 2006. The new revolving credit facility bears interest at libor/euribor plus 17 basis points ("BPS"), which will vary based on changes to our debt rating, if any, and provides for a facility fee of eight BPS. Similar to our prior facility, our commercial paper program is supported by this new facility and, accordingly, any funds outstanding under our commercial paper program reduces the aggregate amount available under this facility.

Note 4 - Shareholders' equity

Our Articles of Incorporation authorize our Carnival Board, at its discretion, to issue up to 40 million shares of preferred stock. The preferred stock is issuable in series which may vary as to certain rights and preferences at the discretion of our Carnival Board and has a $.01 par value. At August 31, 2001 and November 30, 2000, no preferred stock had been issued.

During the nine months ended August 31, 2001 and 2000, we declared cash dividends of $.315 per share each period, or an aggregate of $184.5 million and $189.7 million, respectively.

Note 5 - Commitments and contingencies

Ship Commitments

A description of ships under contract for construction at August 31, 2001 was as follows (dollars in millions):

                              Expected                                            Estimated
                               Service                          Passenger             Total
Ship                         Date/(1)/            Shipyard   Capacity/(2)/        Cost/(3)/
Carnival Cruise Lines
Carnival Pride                    1/02     Masa-Yards/(4)/           2,124           $  375
Carnival Legend                   8/02     Masa-Yards/(4)/           2,124              375
Carnival Conquest                12/02         Fincantieri           2,974              500
Carnival Glory                    8/03         Fincantieri           2,974              500
Carnival Miracle                  4/04     Masa-Yards/(4)/           2,124              375
Carnival Valor                   11/04    Fincantieri/(4)/           2,974              500
                                                                    ------           ------
  Total Carnival Cruise Lines                                       15,294            2,625
Holland America Line
Zuiderdam                        11/02    Fincantieri/(4)/           1,848              410
Oosterdam                         7/03    Fincantieri/(4)/           1,848              410
Newbuild                          2/04    Fincantieri/(4)/           1,848              410
Newbuild                         10/04    Fincantieri/(4)/           1,848              410
Newbuild                          6/05    Fincantieri/(4)/           1,848              410
                                                                    ------           ------
  Total Holland America Line                                         9,240            2,050
Costa Cruises
Costa Mediterranea                7/03     Masa-Yards/(5)/           2,114              340
Costa Fortuna                     1/04    Fincantieri/(6)/           2,720              395
Costa Magica                     12/04    Fincantieri/(6)/           2,720              395
                                                                    ------           ------
  Total Costa Cruises                                                7,554            1,130
Cunard Line
Queen Mary 2                     12/03        Chantiers de
                                         l'Atlantique/(4)/           2,620              780
                                                                    ------           ------
  Total Cunard Line                                                  2,620              780
                                                                    ------           ------
Total                                                               34,708           $6,585
                                                                    ======           ======

(1) The expected service date is the date the ship is currently expected to begin revenue generating activities.
(2) In accordance with cruise industry practice, passenger capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or four passengers.
(3) Estimated total cost of the completed ship includes the contract price with the shipyard, design and engineering fees, capitalized interest, various owner supplied items and construction oversight costs.
(4) These construction contracts are denominated in German marks, Italian lira or euros and have been fixed into U.S. dollars through the utilization of forward foreign currency contracts.
(5) This construction contract is denominated in German marks which has a fixed exchange rate with Costa's functional currency, which is the Italian lira. The estimated total cost has been translated into U.S. dollars using the August 31, 2001 exchange rate.
(6) These construction contracts are denominated in Italian lira, and the estimated total costs have been translated into U.S. dollars using the August 31, 2001 exchange rate.

In connection with the ships under contract for construction, we have paid approximately $547 million through August 31, 2001 and we anticipate paying approximately $940 million during the twelve months ending August 31, 2002 and approximately $5.1 billion thereafter.

Litigation

Several actions (collectively the "Passenger Complaints") have been filed against us on behalf of purported classes of persons who paid port charges to Carnival Cruise Lines, Holland America Line ("Holland America") and Costa Cruises ("Costa"), alleging that statements made in advertising and promotional materials concerning port charges were false and misleading. The Passenger Complaints allege violations of the various state consumer protection acts and claims of fraud, conversion, breach of fiduciary duties and unjust enrichment. Plaintiffs seek compensatory damages or, alternatively, refunds of portions of port charges paid, attorneys' fees, costs, prejudgment interest, punitive damages and injunctive and declaratory relief.

Carnival Cruise Lines recently entered into an agreement to settle the Passenger Complaint filed against it. A final order and judgment approving the settlement was signed by the trial court. Under the settlement agreement, Carnival Cruise Lines will issue travel vouchers with a face value of $25-$55 depending on specified criteria, to certain of its passengers who sailed between April 1992 and June 1997. The vouchers also provide class members with a cash redemption option of up to 20% of the face value. The aggregate face value of travel vouchers that Carnival Cruise Lines will issue, assuming no cash redemptions, is approximately $125 million. Alternatively, if all passengers elect the cash redemption feature, the vouchers could be redeemed for approximately $25 million in cash. Pursuant to the settlement, Carnival Cruise Lines has paid the plaintiffs' legal fees awarded by the court.

Holland America Tours has entered into a settlement agreement for the one Passenger Complaint filed against it. The settlement agreement was approved by the trial court on September 28, 1998. Under the settlement agreement, Holland America would issue a total of approximately $14 million in travel vouchers with a face value of $10-$50 depending on specified criteria, to certain of its passengers who are U.S. residents and who sailed between April 1992 and April 1996, and would pay a portion of the plaintiffs' legal fees.

One member of the Holland America Tours settlement class appealed the trial court's approval of the settlement. In August 2000, the court of appeals refused to approve the settlement and remanded the case to the trial court. At the request of Holland America Tours, the Washington Supreme Court has agreed to review the court of appeals ruling. A decision by the Washington Supreme Court is expected by the end of 2001.

At August 31, 2001 and November 30, 2000, an estimated accrued liability of approximately $19 million and $24 million, respectively, has been included in the accompanying balance sheets for the estimated cash redemptions and settlement costs of the Passenger Complaints.

If the Passenger Complaint settlements are implemented as described above, the amount and timing of the travel vouchers to be redeemed for travel and the effects of the travel voucher redemption on revenues are not reasonably determinable. Accordingly, we will account for the non-cash redemption of the vouchers as a reduction of future revenues.

Several actions have been filed against Carnival Cruise Lines, Holland America Tours and Costa alleging that they violated the Americans with Disabilities Act ("ADA") by failing to make certain of their cruise ships accessible to individuals with disabilities (collectively the "ADA Complaints"). Plaintiffs seek injunctive relief and fees and costs. Carnival Cruise Lines has reached an agreement with the plaintiffs to settle its ADA Complaint. Pursuant to the agreement, Carnival Cruise Lines would make certain modifications to its existing 15 ships. A hearing was held in September where certain procedural objections were raised. We anticipate the court issuing a final decision on whether to grant final approval of the settlement in late October. We believe that the estimated total cost of the modifications will not have a material effect on our financial position. The actions against Holland America Tours and Costa are proceeding.

Several actions filed in the U.S. District Court for the Southern District of Florida against us and four of our officers on behalf of a purported class of purchasers of common stock of the Company were consolidated into one action in Florida (the "Stock Purchase Complaint"). The plaintiffs are claiming that statements we made in public filings violate federal securities laws and seek unspecified compensatory damages, attorneys' fees and costs and expert fees. This action is proceeding.

It is not now possible to determine the ultimate outcome of the pending Passenger, ADA and Stock Purchase Complaints, if such claims should proceed to trial. We believe that we and our officers, as applicable, have meritorious defenses to these claims and, accordingly, we all intend to vigorously defend against all such claims.

In August 2000, we received a grand jury subpoena requesting that we produce documents and records concerning environmental matters. We produced documents in response to the subpoena and are engaged in discussions with the Office of the United States Attorney for the Southern District of Florida. No charges have been lodged against us. In the event that the investigation results in adverse findings with regard to our compliance with U.S. laws pertaining to the environment, a judgment could include fines and mandatory provisions relating to future compliance practices, among other forms of relief. The ultimate outcome of this matter cannot be determined at this time.

In February 2001, Holland America Line, Inc. ("HAL, Inc."), our wholly owned subsidiary, received a grand jury subpoena requesting that it produce documents and records relating to the air emissions from Holland America ships in Alaska. HAL, Inc. is responding to the subpoena.

Costa has instituted arbitration proceedings in Italy to confirm the validity of its decision not to deliver its ship, the Costa Classica, to the shipyard of Cammell Laird Holdings PLC ("Cammell Laird") under an approximate $70 million contract for the conversion and lengthening of the ship. Costa has also given notice of termination of the contract. It is expected that the arbitration tribunal's decision will be made at the earliest by mid-2003. In the event that an award is given in favor of Cammell Laird the amount of damages which Costa will have to pay, if any, is not currently determinable. In addition, it is not currently possible to determine the ultimate outcome of this matter, however, we believe that the arbitration proceeding will result in a favorable outcome for us.

In the normal course of business, various other claims and lawsuits have been filed or are pending against us. The majority of these claims and lawsuits are covered by insurance. We believe the outcome of any such suits, which are not covered by insurance, would not have a material adverse effect on our financial statements.

Contingent Obligations

We have certain contingent obligations, including letters of credit, to participants in lease out and lease back type transactions for three ships which, at August 31, 2001, totalled approximately $780 million. Only in the remote event of nonperformance by certain major financial institutions, all of which have long-term credit ratings of AAA or AA, would we be required to make any payments under these contingent obligations. Between 2017 and 2022, as applicable, we have the right to exercise purchase options that would terminate these transactions.

Note 6 - Derivative instruments and hedging activities

Effective December 1, 2000, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities", which requires that all derivative instruments be recorded on the balance sheet at their fair value. Derivatives that are not hedges must be recorded at fair value and the changes in fair value must be included in earnings. If a derivative is a fair value hedge, changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged firm commitments. If a derivative is a cash flow hedge, changes in the fair value of the derivative are recognized in comprehensive income until the underlying hedged item is recognized in earnings. The ineffective portion of a hedge derivative's change in fair value is immediately recognized in earnings. For the periods ended August 31, 2001, all net changes in the fair value of both the fair value hedges and the related hedged firm commitments and the cash flow hedges were immaterial, as were any ineffective portions of these hedges.

We have not made any changes to our hedge-related risk management policies as a result of adopting SFAS No. 133. The fair value of hedged firm commitment assets on our balance sheet principally represents the unrealized gains on our shipbuilding commitments denominated in foreign currencies because of the strengthening of the dollar versus these currencies. The fair value of derivative contract liabilities principally represents the unrealized losses on our forward foreign currency contracts relating to those same shipbuilding commitments, which are used to fix the cost of our shipbuilding commitments in U.S. dollars.

Note 7 - Comprehensive income

Comprehensive income was as follows (in thousands):

                                                           Nine Months               Three Months
                                                         Ended August 31,           Ended August 31,
                                                         2001          2000          2001         2000
Net income                                           $809,888      $771,663      $494,975     $396,190
SFAS No. 133 transition adjustment                     (4,214)
Changes in securities valuation allowance               7,782        (1,286)         (351)         404
Foreign currency translation adjustment                48,031       (49,635)       64,995      (14,402)
Changes related to cash flow derivative hedges         (1,679)                       (848)
                                                     --------      --------      --------     --------
Total comprehensive income                           $859,808      $720,742      $558,771     $382,192
                                                     ========      ========      ========     ========

Note 8 - Impairment loss

During the third quarter of fiscal 2001 we reviewed our long-term assets for which there were indications of possible impairment. The assets we reviewed were primarily from our Cunard and Seabourn brands since we had experienced continued losses from these luxury brands and had recently restructured their operations and made changes to their senior management. In addition, in the third quarter we sold two Seabourn ships to an unaffiliated third party and announced the transfers of a third Seabourn ship to our Holland America brand. As a result of this review, we recorded an impairment loss of approximately $101 million which consisted principally of a $36 million write-off of Seabourn goodwill, a $53 million reduction in the carrying value of ships, primarily from the Seabourn and Cunard brands, and an $11 million loss related to the sale of the Seabourn Goddess I and II. The impaired ships' fair values were based primarily on third party appraisals and the fair value of the goodwill was based on discounted cash flows.

Note 9 - Segment information

Our cruise segment included six cruise brands in fiscal 2001 and five cruise brands in fiscal 2000 which have been aggregated as a single operating segment based on the similarity of their economic and other characteristics. Cruise revenues are comprised of sales of passenger cruise tickets, including, in some cases, air transportation to and from the cruise ships, and revenues from certain onboard activities and other related services. The tour segment represents the operations of Holland America Tours.

Selected segment information was as follows (in thousands):

                                         Nine Months Ended               Nine Months Ended
                                          August 31, 2001                 August 31, 2000
                                                    Operating                       Operating
                                                       income                          income
                                      Revenues         (loss)           Revenues       (loss)
Cruise                               3,412,197       $818,801/(a)/     2,746,515     $774,598
Tour                                   212,358          6,686            237,019       14,631
Affiliated operations /(b)/                           (44,024)                         (4,361)
Intersegment elimination               (47,906)                          (55,318)
Corporate                                              (9,269)                        (10,473)
                                    ----------       --------         ----------     --------
                                    $3,576,649       $772,194         $2,928,216     $774,395
                                    ==========       ========         ==========     ========

                                     Three Months Ended               Three Months Ended
                                       August 31, 2001                  August 31, 2000
                                                   Operating                        Operating
                                                      income                           income
                                    Revenues          (loss)         Revenues          (loss)
Cruise                            $1,357,606       $403,209/(a)/    1,083,380        $389,767
Tour                                 173,600         24,847           192,251          32,577
Affiliated operations /(b)/                                                             1,548
Intersegment elimination             (41,288)                         (47,420)
Corporate                                            (2,710)                           (3,434)
                                  ----------       --------        ----------        --------
                                  $1,489,918       $425,346        $1,228,211        $420,458
                                  ==========       ========        ==========        ========

(a) Includes a $101 million impairment loss (see Note 8).

(b) On June 1, 2001 we sold our investment in Airtours plc which resulted in a nonoperating net gain of approximately $100 million and net cash proceeds of approximately $492 million. Accordingly, we did not record any equity in the earnings or losses from the affiliated operations of Airtours after our quarter ended May 31, 2001. However, we did record a direct charge of $7.9 million to our retained earnings in the third quarter of fiscal 2001 which represented our share of Airtours' losses for April and May 2001, since we had been on a two-month reporting lag.

Selected segment information which is not included in our consolidated operations for our affiliated operations segment was as follows (in thousands):

                                          Nine Months             Three Months
                                        Ended August 31,        Ended August 31,
                                        2001           2000          2000
Revenues                          $3,131,848     $4,337,039       $1,829,956
Net loss                          $ (160,258)    $  (48,807)      $     (355)

The table above represents 100% of our affiliated companies' results of operations, and excludes Airtours after May 31, 2001 and includes Costa in 2000 but not in 2001.

Note 10 - Earnings per share

Basic and diluted earnings per share were computed as follows (in thousands, except per share data):

                                                        Nine Months              Three Months
                                                      Ended August 31,          Ended August 31,
                                                      2001            2000        2001          2000
Net income                                        $809,888        $771,663    $494,975      $396,190

Weighted average common shares outstanding         584,698         604,692     586,078       591,032
Dilutive effect of employee stock plans              2,046           2,346       1,432         1,521
Dilutive weighted average shares outstanding       586,744         607,038     587,510       592,553

Basic earnings per share                          $   1.39        $   1.28    $    .84      $    .67
Diluted earnings per share                        $   1.38        $   1.27    $    .84      $    .67

Note 11 - Recent accounting pronouncements

In December 1999, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements" to provide guidance on the recognition, presentation and disclosure of revenues in financial statements. Our adoption of this SAB on September 1, 2001 did not have a material impact on our financial statements.

In July 2001, SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" were issued. SFAS No. 141 applies to all business combinations with a closing date after June 30, 2001. SFAS No. 141 eliminates the pooling-of interests method of accounting and further clarifies the criteria for recognition of intangible assets separately from goodwill. The adoption of this standard is not expected to have a material effect on our financial statements.

SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets and requires an annual impairment review of these intangible assets. Identifiable intangible assets with a determinable useful life will continue to be amortized. The amortization provisions will immediately apply to goodwill and other intangible assets acquired after June 30, 2001. Goodwill and other intangible assets acquired prior to June 30, 2001 will be affected upon adoption. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, although early adoption is permitted at the beginning of our fiscal 2002. We have not yet determined if we will early adopt SFAS No. 142, which will require us to both cease amortization of our remaining net unamortized goodwill and to perform an initial impairment test of our existing goodwill as of the adoption date. We are currently evaluating the impact of such adoption on our financial statements.

PART C: Consolidated financial information for the fiscal period ended 30 November 2001

The consolidated financial information for the three months and fiscal year ended 30 November 2001 has been derived from and the commentary on this period substantially extracted from Carnival's unaudited preliminary results for the fiscal quarter and year ended 30 November 2001 and SEC filings.

Carnival reported net income of $116.3 million ($0.20 Diluted EPS) on revenues of $959.1 million for its fourth quarter ended 30 November, 2001, compared to net income of $193.8 million ($0.33 Diluted EPS) on revenues of $850.3 million for the same quarter in 2000.

Net income for the year ended 30 November, 2001, was $926.2 million ($1.58 Diluted EPS) on revenues of $4.54 billion, compared to net income of $965.5 million ($1.60 Diluted EPS) on revenues of $3.78 billion for the same period in 2000.

Fourth quarter 2001 net income was reduced by $33 million, comprised of an impairment charge of $39 million, primarily related to a write-down in the carrying value of two ships, net of a Costa tax benefit of $6 million. Fourth quarter 2000 included a Costa tax benefit of $27 million.

The company's fourth quarter comparable cruise results were also adversely affected by the 11 September 2001 terrorist attacks, which impacted all leisure travel. The significant reduction in demand for travel following the tragic events of 11 September 2001 resulted in the company reporting lower occupancies and prices during the 2001 fourth quarter. Comparable net revenue yields (net revenue per available berth day) for the quarter were down by approximately 7 percent compared to the fourth quarter of 2000.

Commenting on fourth quarter 2001 results, Carnival Corporation Chairman and CEO Micky Arison said that "in light of the significant impact of the September 11 events on the vacation market, the achievement of quarterly net income of more than $116 million with occupancies of 98 percent is a testament to the strength of our vacation products."

Looking to 2002, Mr. Arison indicated that booking levels have started to recover from the significant slowdown in bookings experienced in the two months following 11 September 2001. During the last five weeks, net booking levels have been 45 percent above prior year levels, although cumulative advance bookings for 2002 still remain well behind last year's levels at this time. Mr. Arison also noted that 2002 pricing has improved but is still below last year's levels.

2001 Fourth Quarter Earnings

At the present time the company's advance booking occupancy levels for the first quarter of fiscal 2002, are approximately 92 percent, which is approximately seven percentage points behind the levels existing at the same time last year. Based on current pricing and booking trends, management presently expects that net revenue yields for the first quarter of 2002 will be down between 10 to 15 percent compared to last year.

Bookings for the second and third quarters of fiscal 2002 are also behind last year's levels at this time with occupancy down by approximately 11 percentage points each quarter. Pricing on these bookings is also down from the prior year. Mr. Arison indicated that, given the current booking trends, he is optimistic that net revenue yield comparisons for the remainder of 2002 will improve compared to the first quarter.

The company also recently changed the delivery schedule for Holland America's Vista-class newbuilds, assigning one slot to Cunard Line and signing an option on a fifth newbuild. The new delivery schedule for Holland America is as follows: Zuiderdam, November 2002; Oosterdam, June 2003; Vista #3, April 2004; Vista #4, October 2005; and option ship, May 2006. The new 85,000-ton Cunard ship is scheduled for delivery in January 2005, and will target the U.K. vacation market.

Based on these new delivery dates, the company's shipbuilding commitments for the fiscal years 2002 through 2005 are now estimated to be approximately $1.75 billion, $1.5 billion, $2.0 billion and $700 million, respectively. In addition, the year over year percentage increase in the company's average passenger capacity resulting from the delivery of ships currently under contract for fiscal 2002 through 2006 is expected to approximate 4.5 percent, 16.5 percent,
17.3 percent, 10.6 percent and 2.5 percent, respectively. Carnival does not expect to reschedule any further deliveries.

Mr. Arison pointed out that the company continues to be confident that the fundamental long-term drivers of its growth remain intact. "To enable us to overcome challenges in these times of increased uncertainty, as well as to take advantage of opportunities as they present themselves, it is important for us to maintain our solid operating margins and strong balance sheet." Carnival currently has more than $2.4 billion of cash, short-term investments and undrawn credit lines, and also relatively low debt levels. As a result of its financial strength and operating results, the company believes that it maintains the highest credit ratings in the leisure industry.

On December 16, 2001, the company announced its pre-conditional offer to acquire P&O Princess Cruises plc for approximately $4.6 billion in cash and Carnival common stock.

                     Consolidated statements of operations

                                                         Three months ended               Twelve months ended
                                                             November 30,                     November 30,
                                                         2001            2000            2001              2000
                                                      (in thousands, except)          (in thousands, except
                                                        earnings per share)             earnings per share)
Revenues                                             $959,102        $850,326      $4,535,751        $3,778,542
Costs and expenses:
  Operating expenses                                  547,898         481,057       2,468,730         2,058,342
  Selling and administrative                          161,412         126,368         618,664           487,403
  Depreciation and amortization                        91,266          76,527         372,224           287,667
  Impairment charge                                    38,989                         140,378
                                                     --------        --------      ----------        ----------
                                                      839,565         683,952       3,599,996         2,833,412
                                                     ========        ========      ==========        ==========
Operating income before income (loss) from
  affiliated operations                               119,537         166,374         935,755           945,130

Income (loss) from affiliated operations, net                          42,189         (44,024)           37,828
                                                     --------        --------      ----------        ----------
Operating income                                      119,537/(1)/    208,563         891,731/(1)/      982,958

Nonoperating (expense) income:
  Interest income                                      11,505           2,455          34,255            16,506
  Interest expense, net                               (28,482)        (16,174)       (120,692)          (41,372)
  Other income (expense), net                           3,190          (3,781)        108,649 (2)         8,460
  Income tax benefit (expense)                         10,562           2,732          12,257            (1,094)
                                                     --------        --------      ----------        ----------
                                                       (3,225)        (14,768)         34,469           (17,500)
                                                     --------        --------      ----------        ----------
Net income                                           $116,312        $193,795      $  926,200        $  965,458
                                                     ========        ========      ==========        ==========
Earnings per share:
  Basic                                              $   0.20        $   0.33      $     1.58        $     1.61
                                                     ========        ========      ==========        ==========

  Diluted                                            $   0.20        $   0.33      $     1.58        $     1.60
                                                     ========        ========      ==========        ==========

Weighted average shares outstanding - basic           586,165         584,474         585,064           599,665

Weighted average shares outstanding - diluted         587,080         586,350         586,862           601,912

(1) Excluding the $39 million and $140 million impairment charge, operating income would be $159 million and $1.03 billion for the three and twelve months ended November 30, 2001, respectively.

(2) Includes a gain of approximately $100 million from the sale of the company's minority interest in Airtours PLC.

NOTE: Commencing in fiscal 2001, the company's statements of operations included the consolidation of costa's results of operations. In fiscal 2000, the company's 50 percent interest in costa was included in affiliated operations.

                 Selected statistical and segment information

                                                 Three months ended          Twelve months ended
                                                    November 30,                 November 30,
                                                 2001          2000           2001          2000
                                                    (in thousands)              (in thousands)
STATISTICAL INFORMATION:
  Passengers carried                              790           674          3,385         2,669
  Available lower berth days                    5,185         4,080         20,685        15,888
  Occupancy percentage                           97.9%        103.4%         104.7%        105.4%

SEGMENT INFORMATION:
Revenues:
  Cruise                                     $945,745      $831,857     $4,357,942    $3,578,372
  Tour                                         17,125        22,643        229,483       259,662
  Intersegment                                 (3,768)       (4,174)       (51,674)      (59,492)
                                             --------      --------     ----------    ----------
                                             $959,102      $850,326     $4,535,751    $3,778,542
                                             ========      ========     ==========    ==========
Operating expenses:
  Cruise                                     $536,011      $465,495     $2,333,502    $1,910,371
  Tour                                         15,655        19,736        186,902       207,463
  Intersegment                                 (3,768)       (4,174)       (51,674)      (59,492)
                                             --------      --------     ----------    ----------
                                             $547,898      $481,057     $2,468,730    $2,058,342
                                             ========      ========     ==========    ==========
Operating income (loss):
  Cruise, excluding impairment charge        $172,530      $182,628     $1,092,720    $  957,226
  Tour, excluding impairment charge           (11,112)       (6,967)        (4,426)        7,664
  Impairment charge                           (38,989)                    (140,378)
  Affiliated Operations                                      42,189        (44,024)       37,828
  Corporate                                    (2,892)       (9,287)       (12,161)      (19,760)
                                             --------      --------     ----------    ----------
                                             $119,537      $208,563     $  891,731    $  982,958
                                             ========      ========     ==========    ==========

NOTE: Commencing in fiscal 2001, the company's statements of operations and selected statistical information included the consolidation of costa's results of operations. In fiscal 2000, costa's results of operations were included in affiliated operations and were not included in the 2000 statistical information.

                                 APPENDIX III

                         Financial Information on the

                              P&O Princess Group

The financial information set out in this Appendix III has been extracted from the circular and notice of Extraordinary General Meeting to P&O Princess Shareholders dated 27 December 2001.

The financial information set out below does not constitute P&O Princess' statutory accounts within the meaning of Section 246 of the Companies Act. The consolidated financial information below for the three years ended 31 December 1998, 199 and 2000 and as at 31 December 1998, 1999 and 2000 has been extracted from P&O Princess' audited financial statements for the year ended 31 December 2000 and KPMG Audit Plc's accountants' report on P&O Princess for the three years ended 31 December 1999 contained in P&O Princess' listing particulars dated 26 September 2000 without material adjustment.

KPMG Audit Plc, Chartered Accountants and Registered Auditor of 8 Salisbury Square, London, EC4Y 8BB, United Kingdom was for the year ended 31 December 2000 and is currently, the auditor of P&O Princess. KPMG Audit Plc made a report under Section 235 of the Companies Act on the financial statements for the year ended 31 December 2000 which was unqualified and did not contain a statement under Section 237(2) and (3) of the Companies Act. These financial statements have been delivered to the Registrar of Companies. KPMG Audit Plc's opinion in the accountants' report for the three years ended 31 December 1999 was also unqualified.

A summary of differences between UK and US GAAP for the three years ended 31 December 2000 is presented in note 29 to the consolidated financial information.

PART A: Financial information for the three years ended 31 December 2000

Group profit and loss account

                                                                                  Years ended December 31
                                                                               2000         1999        1998
                                                                  Note         US$m         US$m        US$m
Turnover                                                             2      2,423.9      2,111.6     1,852.4
Cost of sales                                                              (1,842.0)    (1,536.0)   (1,349.4)
Administrative expenses                                                      (208.8)      (187.3)     (159.8)
                                                                          ---------    ---------   ---------
Operating costs                                                      3     (2,050.8)    (1,723.3)   (1,509.2)
                                                                          ---------    ---------   ---------

Operating profit                                                              373.1        388.3       343.2
Share of operating results of joint ventures                                    0.5            -         0.3
                                                                          ---------    ---------   ---------

Total operating profit                                               2        373.6        388.3       343.5
Loss on disposal of ships                                            2         (6.7)        (4.8)          -
Profit on sale of business                                           2          0.2            -           -
                                                                          ---------    ---------   ---------

Profit on ordinary activities before interest                        2        367.1        383.5       343.5
Net interest and similar items                                       4        (49.1)       (25.7)      (31.4)
                                                                          ---------    ---------   ---------

Profit on ordinary activities before taxation                                 318.0        357.8       312.1
Taxation                                                             5        (41.3)       (47.0)      (56.7)
                                                                          ---------    ---------   ---------

Profit on ordinary activities after taxation                                  276.7        310.8       255.4
Equity minority interests                                                      (2.6)        (0.5)          -
                                                                          ---------    ---------   ---------

Profit for the financial year attributable to Shareholders                    274.1        310.3       255.4
Dividends                                                            6        (83.1)           -           -
                                                                          ---------    ---------   ---------
Retained profit for the financial year                                        191.0        310.3       255.4
                                                                          ---------    ---------   ---------
Earnings per share
Basic earnings per share (in cents)                                  7         40.1         45.5        37.5
Basic earnings per ADS                                               7    $    1.60    $    1.82   $    1.50

In all three years all profits and losses arise from continuing activities.


Group balance sheet
                                                                                                     As at December 31
                                                                                          2000        1999        1998
                                                                               Note       US$m        US$m        US$m
Fixed assets
Intangible assets
 Goodwill                                                                         8      121.0        14.2         7.8
Tangible assets
 Ships                                                                            9    3,608.0     3,036.0     2,762.9
 Properties and other fixed assets                                               10      219.6       199.7       170.9
                                                                                       -------     -------     -------
                                                                                       3,827.6     3,235.7     2,933.8
Investments                                                                      11       10.9         8.4         8.1
                                                                                       -------     -------     -------
                                                                                       3,959.5     3,258.3     2,949.7
                                                                                       -------     -------     -------
Current assets

Stocks                                                                           12       79.8        78.9        83.3
Debtors                                                                          13      322.3       264.6       238.3
Cash at bank and in hand                                                                 247.2        63.2        60.8
                                                                                       -------     -------     -------
                                                                                         649.3       406.7       382.4
Creditors: amounts falling due within one year                                   14     (975.7)   (1,143.4)   (1,335.5)
                                                                                       -------     -------     -------
Net current liabilities                                                                 (326.4)     (736.7)     (953.1)
                                                                                       -------     -------     -------
Total assets less current liabilities                                                  3,633.1     2,521.6     1,996.6

Creditors: amounts falling due after one year                                    14   (1,062.7)     (216.7)     (139.7)
Provisions for liabilities and charges                                           15     (106.6)     (108.4)      (93.5)
                                                                                       -------     -------     -------
                                                                                       2,463.8     2,196.5     1,763.4
                                                                                       -------     -------     -------
Capital and reserves

Called up share capital                                                          16      346.3       340.6           -
Other reserves                                                                   17       82.4           -           -
Merger reserve                                                                   17      910.3       909.1           -
Profit and loss account                                                          17    1,124.6       939.1           -
                                                                                       -------     -------     -------
Equity Shareholders' funds                                                             2,463.6     2,188.8     1,763.4
Equity minority interests                                                        18        0.2         7.7           -
                                                                                       -------     -------     -------
                                                                                       2,463.8     2,196.5     1,763.4
                                                                                       -------     -------     -------


Group cash flow statement
                                                          Years ended December 31
                                                           2000     1999     1998
                                                   Note    US$m     US$m     US$m
Net cash inflow from operating activities            19   532.3    483.9    494.8
Returns on investments and servicing of finance
Interest received                                           2.6      3.1      0.9
Interest paid                                             (78.5)   (42.2)   (37.8)
                                                         ------   ------   ------
Net cash outflow for returns on investments
  and servicing of finance                                (75.9)   (39.1)   (36.9)
                                                         ------   ------   ------
Taxation                                                  (34.3)   (13.7)   (16.4)
Capital expenditure
Purchase of ships                                        (749.8)  (233.6)  (797.0)
Purchase of other fixed assets                            (45.9)   (58.6)   (43.4)
Disposal of ships                                          14.7     (2.0)       -
Disposal of other fixed assets                              0.2        -        -
                                                         ------   ------   ------
Net cash outflow for capital expenditure                 (780.8)  (294.2)  (840.4)
                                                         ------   ------   ------
Acquisitions and disposals
(Purchase)/disposal of subsidiaries                  20   (14.7)     1.5     (0.3)
                                                         ------   ------   ------
Net cash (outflow)/inflow before financing               (373.4)   138.4   (399.2)
                                                         ------   ------   ------
Financing
Movement on loans from P&O                                356.2   (145.8)   321.2
Loan drawdowns                                            247.7        -        -
Loan repayments                                           (39.3)   (85.1)   (36.4)
Net investment by P&O                                       1.2    117.7    127.2
                                                         ------   ------   ------
Net cash inflow/(outflow) from financing                  565.8   (113.2)   412.0
                                                         ------   ------   ------
Increase in cash in the year                         19   192.4     25.2     12.8
                                                         ------   ------   ------

Group statement of total recognised gains and losses

                                                            Years ended December 31
                                                           2000      1999      1998
                                                           US$m      US$m      US$m
Profit for the year                                       274.1     310.3     255.4
Exchange movements on foreign currency net investments     (5.5)     (2.6)     (1.3)
                                                         ------    ------    ------
Total recognised gains and losses for the year            268.6     307.7     254.1
                                                         ======    ======    ======

Reconciliation of movements in Shareholders' funds

                                                          Periods ended December 31
                                                                     2000      1999
                                                                     US$m      US$m
Total recognised gains and losses for the year                      268.6     307.7
Dividends                                                           (83.1)        -
New shares issued                                                    41.3         -
Shares to be issued                                                  46.8         -
Investment in P&O Princess by P&O                                     1.2     117.7
                                                                  -------   -------
                                                                    274.8     425.4
Shareholders' funds at beginning of the year                      2,188.8   1,763.4
                                                                  -------   -------
Shareholders' funds at end of the year                            2,463.6   2,188.8
                                                                  -------   -------

Notes to the financial statements

1    Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the P&O Princess Group (for the purposes of this Appendix III, the "Group").

Basis of preparation of financial statements

The Group accounts comprise the consolidation of the accounts of the Company (which for the purposes of Appendix III "Company" means P&O Princess) and all its subsidiaries and incorporate the Group's interest in its joint ventures and associates. The accounts of its subsidiaries and joint ventures and associates are made up to December 31.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United Kingdom ('UK GAAP') under the historical cost convention, and in accordance with applicable UK accounting standards. These principles differ in certain respects from accounting principles generally accepted in the United States ('US GAAP'). Application of US GAAP would have affected Shareholders' funds at December 31, 2000 and 1999 and profit attributable to shareholders for the years ended December 31, 2000, 1999 and 1998, to the extent summarised in Note 29.

Basis of consolidation

P&O Princess plc acquired the cruise business of The Peninsular and Oriental Steam Navigation Company ('P&O') on October 23, 2000. The acquisition was affected by way of a share exchange between that company and its Shareholders.

The consolidated financial statements have been prepared using merger accounting principles as if the businesses comprising P&O Princess had been part of P&O Princess for all periods presented, since they have been under common control throughout this period. Businesses acquired from or disposed of to third parties during the periods presented have been accounted for using acquisition accounting, from or to the date control passed.

Use of estimates

Preparation of financial statements in conformity with UK GAAP and US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of turnover and expenses for an accounting period. Actual results could differ from these estimates.

Goodwill arising on acquisitions

Goodwill arising on business acquisitions represents the residual purchase price after allocation to all identifiable net assets. Goodwill is included within intangible fixed assets and is stated at cost less accumulated amortisation. Amortisation is calculated to write off goodwill on a straight line basis over its expected useful life, which can be up to 40 years. A life of more than 20 years is adopted when the directors consider the period for which the value of the underlying business acquired exceeds the value of the identifiable net assets is demonstrably longer than 20 years. Goodwill with an expected useful life of more than 20 years is reviewed annually for any impairment.

Joint ventures

Joint ventures are stated at P&O Princess' share of underlying net assets. P&O Princess' share of the profits or losses of joint ventures is included in the consolidated profit and loss account on an equity accounting basis.

Tangible fixed assets

Ships are stated at cost less accumulated depreciation. Subsequent ship improvement costs are capitalised as additions to the ship, while costs of repairs and maintenance are charged to the profit and loss account.

Properties and other fixed assets, including computer hardware and software, are stated at cost less accumulated depreciation.

Interest incurred in respect of payments on account of assets under construction is capitalised to the cost of the assets concerned.

Depreciation is calculated to write off the cost to estimated residual value on a straight line basis over the expected useful life of the asset concerned as follows:

                                   Years
  Cruise ships                  30 years
  Freehold buildings            40 years
  Other fixed assets          3-16 years

Freehold land and ships under construction (and freehold buildings prior to December 31, 1999) are not depreciated. In accordance with FRS 15 freehold buildings are depreciated over the remaining useful economic life of the asset.

Impairment

P&O Princess reviews all fixed assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable based on estimated future cash flows. Provision for impairment in value of fixed assets is made in the profit and loss account.

Stocks

Stocks consist of provisions, supplies, fuel and gift shop merchandise and are stated at the lower of cost or net realisable value.

Turnover

Turnover comprises sales to third parties (excluding VAT and similar sales taxes). Turnover includes air and land supplements and on board sales and is taken before deducting travel agents' commission.

Deposits received on sales of cruises are initially recorded as deferred income and are recognised, together with revenues from shipboard activities and all associated direct costs of a voyage, on a pro rata basis at the time of the cruise.

Marketing and promotion costs

Marketing and promotion costs are expensed over the period of benefit, not exceeding one year from the end of the year the cost is incurred.

Dry-docking costs

Dry-docking costs are capitalised and expensed on a straight line basis to the date of the next scheduled drydock.

Operating leases

Rentals under operating leases are charged to the profit and loss account on a straight line basis over the life of the lease.

Pension costs

Contributions in respect of defined contribution pension plans are charged to the profit and loss account when they are payable.

Contributions in respect of defined benefit pension plans are calculated as a percentage, agreed on actuarial advice, of the pensionable salaries of employees. The cost of providing defined benefit pensions is charged to the profit and loss account on a systematic basis over the periods benefiting from the services of employees.

Deferred taxation

Deferred taxation is provided on items dealt with for taxation purposes in periods different from those for accounting purposes, to the extent that the reduction or increase in the tax charge due to timing differences cannot be expected with reasonable probability to continue for the foreseeable future.

Derivatives and other financial instruments

P&O Princess uses currency swaps, interest rate swaps and forward currency contracts to manage its exposure to certain foreign currency and interest rate risks and to hedge its major capital expenditure. Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised.

Foreign currencies

The reporting currency of the Group is the US dollar as the majority of its trade and assets are denominated in that currency. Transactions in currencies other than a business's functional currency are recorded at the rate of exchange ruling at the date of the transaction. Profits and losses of subsidiaries, branches, and joint ventures which have functional currencies other than US dollars are translated into US dollars at average rates of exchange except for material exceptional items which are translated at the rate ruling on the date of transaction. Assets and liabilities denominated in foreign currencies are translated at the year end exchange rates.

Exchange differences arising from the retranslation of the opening net assets of subsidiaries, branches, and joint ventures which have currencies of operation other than US dollars and any related loans are taken to reserves, together with the differences arising when the profit and loss accounts are translated at average rates and compared with rates ruling at the year end. Other exchange differences are taken to the profit and loss account.

2    Segmental analysis

P&O Princess has a single business of operating cruise ships and related landside assets under various brand names including; Princess Cruises, P&O Cruises, Swan Hellenic, AIDA and Seetours. These brand names are marketed by operations in North America, Europe and Australia.

                                                        2000     1999     1998
                                                        US$m     US$m     US$m
Turnover (by origin)
North America                                        1,796.7  1,680.9  1,422.2
Europe and Australia                                   627.2    430.7    430.2
                                                     -------  -------  -------
                                                     2,423.9  2,111.6  1,852.4
                                                     =======  =======  =======

Turnover in Europe and Australia includes turnover in relation to the United Kingdom of US$454.0m (1999 US$366.2m, 1998 US$388.8m).

                                                        2000     1999     1998
                                                        US$m     US$m     US$m
Total operating profit
North America                                          279.6    300.2    255.2
Europe and Australia                                    94.0     88.1     88.3
                                                     -------  -------  -------
                                                       373.6    388.3    343.5
                                                     =======  =======  =======
Which is stated after charging:
Depreciation and amortisation
  North America                                        100.4     83.4     64.0
  Europe and Australia                                  44.2     33.5     30.7
                                                     -------  -------  -------
                                                       144.6    116.9     94.7
                                                     =======  =======  =======

                                                       2000     1999     1998
                                                       US$m     US$m     US$m
Profit on ordinary activities before interest
North America                                         279.8    295.4    255.2
Europe and Australia                                   87.3     88.1     88.3
                                                    -------  -------  -------
                                                      367.1    383.5    343.5
                                                    =======  =======  =======
Which is stated after charging:
Non-operating items
  North America                                         0.2     (4.8)       -
  Europe and Australia                                 (6.7)       -        -
                                                    -------  -------  -------
                                                       (6.5)    (4.8)       -
                                                    =======  =======  =======

Non-operating items for Europe and Australia include a US$6.0m provision against the carrying value of Victoria following the finalisation of arrangements for her disposal, agreed on February 12, 2001.

Capital expenditure
North America                                         500.1    215.4    841.2
Europe and Australia                                  321.2     73.5     50.6
                                                    -------  -------  -------
                                                      821.3    288.9    891.8
                                                    =======  =======  =======


                                                                2000     1999
                                                                US$m     US$m
Net operating assets excluding goodwill and
 ships under construction
North America                                                2,200.0  1,969.2
Europe and Australia                                           977.1    660.9
                                                             -------  -------
                                                             3,177.1  2,630.1
                                                             =======  =======


                                                                2000     1999
                                                                US$m     US$m
The net operating assets are reconciled to
 net assets as follows:
Net operating assets                                         3,177.1  2,630.1
Goodwill                                                       121.0     14.2
Ships under construction                                       401.5    376.3
Group share of joint ventures' non operating assets              3.3      2.6
Net borrowings                                                (967.0)  (632.1)
Corporation tax and deferred tax                              (189.0)  (194.6)
Dividends payable                                              (83.1)       -
                                                             -------  -------
Net assets                                                   2,463.8  2,196.5
                                                             -------  -------
Total assets
North America                                                3,114.0  2,641.6
Europe and Australia                                         1,494.8  1,023.4
                                                             -------  -------
                                                             4,608.8  3,665.0
                                                             =======  =======

3    Operating costs
                                                       2000     1999     1998
                                                       US$m     US$m     US$m
Direct operating costs                              1,558.0  1,301.9  1,142.4
Selling and administration expenses                   348.2    304.5    272.1
Depreciation and amortisation                         144.6    116.9     94.7
                                                    -------  -------  -------
                                                    2,050.8  1,723.3  1,509.2
                                                    =======  =======  =======


                                                       2000     1999     1998
                                                       US$m     US$m     US$m
Operating costs include:
Advertising and promotion costs                       139.4    117.2    112.3
Auditors' remuneration:
  Audit                                                 0.8      0.7      0.7
  Other fees paid to the auditors and their
   associates                                           5.3      2.0      1.8
Hire of ships                                          13.3     12.5     12.4


Of the US$5.3m (1999 US$2.0m) charged for non-audit services provided by the Company's auditors US$0.1m (1999 nil) was for services in the UK. Included within the non-audit services is US$5.1m (1999 US$1.3m) which was in respect of tax advice. The audit fee of the Company was US$0.2m.

4    Net interest and similar items

                                                       2000     1999     1998
                                                       US$m     US$m     US$m
Interest payable on:
  Bank loans and overdrafts                           (35.6)   (12.5)   (14.6)
  Loans from P&O                                      (39.7)   (30.0)   (34.3)
                                                    -------  -------  -------
                                                      (75.3)   (42.5)   (48.9)
Interest capitalised                                   23.5     13.7     15.8
Interest receivable on other deposits                   2.5      3.0      1.5
                                                    -------  -------  -------
                                                      (49.3)   (25.8)   (31.6)
Joint ventures                                          0.2      0.1      0.2
                                                    -------  -------  -------
                                                      (49.1)   (25.7)   (31.4)
                                                    =======  =======  =======

Interest capitalised relates to tangible fixed assets under construction. The aggregate interest capitalised at each period end was:

                                                       2000     1999     1998
                                                       US$m     US$m     US$m
Ships                                                 140.8    121.8    109.4
Properties                                              3.5      3.1      2.8
                                                    -------  -------  -------
                                                      144.3    124.9    112.2
                                                    =======  =======  =======

5   Taxation

                                                                           2000  1999  1998
                                                                           US$m  US$m  US$m
The taxation charge on profit on ordinary activities is as follows:
Corporation tax
  Current                                                                  40.2  30.3  32.8
  Deferred                                                                  1.1  16.7  23.8
                                                                         ------  ----  ----
                                                                           41.3  47.0  56.6
Joint ventures                                                                -     -   0.1
                                                                         ------  ----  ----
                                                                           41.3  47.0  56.7
                                                                         ======  ====  ====

The following table sets out the reconciliation of the theoretical tax charge at the UK standard rate to the actual tax charge.

                                                     2000    1999    1998
                                                     US$m    US$m    US$m
Profit on ordinary activities before tax            318.0   357.8   312.1
                                                    -----   -----   -----
Notional tax charge at UK standard rate
  (2000: 30.0%; 1999: 30.25%; 1998: 31.0%)           95.4   108.2    96.8
Effect of overseas taxes at different rates         (41.0)  (36.3)  (13.0)
Permanent differences - disallowable expenditure      2.7     1.3     4.6
Unprovided deferred tax                             (16.1)  (26.6)  (32.1)
Other                                                 0.3     0.4     0.4
                                                    -----   -----   -----
                                                     41.3    47.0    56.7
                                                    =====   =====   =====

The taxation charge includes a credit of US$1.4m for the year ended December 31, 1999 in respect of profits and losses on sale of ships and other fixed assets. There was no charge or credit in respect of such items in 2000 and 1998.

The US Federal and State income tax returns of P&O Princess for the tax years 1992 to 1996 have been under examination. In connection with this examination, P&O Princess has concluded an Advanced Pricing Agreement with the US Internal Revenue Service for years 1998 - 2000, covering the principal issues arising from the examination and with the agreed upon methodology being rolled back to all open years. Provision for the outcome of this issue had previously been made and settlement has not had a material impact on the overall tax charge for the year.

6   Dividends

                                                                                         2000   1999   1998
                                                                                         US$m   US$m   US$m
Dividends paid, declared, proposed and accrued are as follows:
Equity share capital
Final proposed at 12 cents (1999 nil, 1998 nil)                                          83.1      -      -
                                                                                        -----  -----  -----

7   Earnings per ordinary share

                                                                                         2000   1999   1998
Profit for the period (US$m)                                                            274.1  310.3  255.4
                                                                                        -----  -----  -----
Weighted average shares outstanding (million)
Basic                                                                                   684.2  681.2  681.2
                                                                                        -----  -----  -----
Earnings per ordinary share (in cents)
Basic                                                                                    40.1   45.5   37.5
                                                                                        -----  -----  -----

The weighted average number of shares for all periods up to October 23, 2000 represents the number of shares issued on Demerger.

Each ADS represents an interest in four ordinary shares.

There is no difference between basic earnings per share and diluted earnings per share. In 2000 options over US$5.1m nominal of ordinary shares and the possible effect of shares to be issued as contingent consideration in connection with the AIDA Cruises Ltd minority interest acquisition are not dilutive. There were also no dilutive ordinary shares in issue in 1999 and 1998.

8   Goodwill
                                                           US$m
Cost
Cost at December 31, 1999                                  24.5
Exchange movements                                          1.3
Additions                                                 107.2
                                                         ------
Cost at December 31, 2000                                 133.0
                                                         ------
Amortisation
Amortisation at December 31, 1999                         (10.3)
Exchange movements                                          0.6
Amortisation charge for period                             (2.3)
                                                         ------
Amortisation at December 31, 2000                         (12.0)
                                                         ------
Net book value
At December 31, 2000                                      121.0
                                                         ------
At December 31, 1999                                       14.2
                                                         ------

The principal movements in goodwill during the year relate to the acquisitions of Seetours International Ltd in April 2000 and the minority interest in AIDA Cruises Ltd in September 2000. The goodwill arising on the AIDA Cruises Ltd minority interest acquisition is estimated, as part of the consideration is dependent on the future results of the combined AIDA and Seetours businesses. The useful economic life of goodwill arising on the acquisition of Seetours International Ltd is estimated at 20 years and for AIDA Cruises Ltd at 40 years.

9   Ships
                                       Owned   Leased     Total
                                        US$m     US$m      US$m
Cost
Cost at December 31, 1999            3,610.2     68.4   3,678.6
Exchange                               (87.8)    (1.6)    (89.4)
Additions                              772.8        -     772.8
Disposals                              (50.0)       -     (50.0)
                                     -------   ------   -------
Cost at December 31, 2000            4,245.2     66.8   4,312.0
                                     =======   ======   =======
Depreciation
Depreciation at December 31, 1999     (586.8)   (55.8)   (642.6)
Exchange                                19.3      1.3      20.6
Charge for period                     (122.9)    (0.8)   (123.7)
Disposals                               41.7        -      41.7
                                     -------   ------   -------
Depreciation at December 31, 2000     (648.7)   (55.3)   (704.0)
                                     =======   ======   =======
Net book value
At December 31, 2000                 3,596.5     11.5   3,608.0
                                     =======   ======   =======
At December 31, 1999                 3,023.4     12.6   3,036.0
                                     =======   ======   =======

Ships under construction included in the above totalled US$401.5m (1999 US$376.3m).

The depreciation charge for the year includes US$6.0m relating to the disposal of Victoria, which was agreed on February 12, 2001.

10   Properties and other fixed assets

                                                                Office
                                                            equipment,
                                                             plant and
                                                Freehold         motor
                                              properties      vehicles   Total
                                                    US$m          US$m    US$m
Cost
Cost at December 31, 1999                           99.2         180.3   279.5
Exchange movements                                     -          (3.1)   (3.1)
Additions                                           12.5          36.0    48.5
On acquisition of subsidiaries                         -           0.3     0.3
Disposals                                              -          (8.4)   (8.4)
                                                  ------        ------   -----
Cost at December 31, 2000                          111.7         205.1   316.8
                                                  ======        ======   =====
Depreciation
Depreciation at December 31, 1999                      -         (79.8)  (79.8)
Exchange movements                                     -           1.5     1.5
Charge for the period                               (2.9)        (21.7)  (24.6)
Disposals                                              -           5.7     5.7
                                                  ------        ------   -----
Depreciation at December 31, 2000                   (2.9)        (94.3)  (97.2)
                                                  ======        ======   =====
Net book value
At December 31, 2000                               108.8         110.8   219.6
                                                  ------        ------   -----
At December 31, 1999                                99.2         100.5   199.7
                                                  ------        ------   -----

The book value of freehold land is US$3.4m (1999 US$2.4m), which is not depreciated.

11   Investments - Group
                                                   Joint         Other
                                                Ventures   investments   Total
                                                    US$m          US$m    US$m
Cost or valuation at December 31, 1999               3.0           5.4     8.4
Exchange movements                                  (0.3)          0.2    (0.1)
On acquisition of subsidiaries                         -           1.9     1.9
Share of retained profits for period                 0.9             -     0.9
Disposals                                              -          (0.2)   (0.2)
                                                  ------        ------   -----
Cost or valuation at December 31, 2000               3.6           7.3    10.9
                                                  ======        ======   =====

The principal joint venture is P&O Travel Limited, a travel agency incorporated in Hong Kong, in which P&O Princess had a 50% interest at December 31, 2000.

P&O Princess' share of turnover for the year ended December 31, 2000 and share of gross assets and gross liabilities as at December 31, 2000 of P&O Travel Limited, Hong Kong are as follows:

                                                                   2000   1999
                                                                   US$m   US$m
Turnover                                                            4.8    4.2
                                                                 ------- -----
Gross assets                                                        7.4    5.8
Gross liabilities                                                  (3.8)  (2.8)
                                                                 ------- -----
                                                                    3.6    3.0
                                                                 ======  =====

12   Stocks
                                                           2000     1999
                                                           US$m     US$m
Raw materials and consumables                              52.8     47.8
Goods for resale                                           27.0     31.1
                                                         ------   ------
                                                           79.8     78.9
                                                         ======   ======

13   Debtors
                                                           2000     1999
                                                           US$m     US$m
Amounts recoverable within one year
  Trade debtors                                            38.6     52.1
  Amounts owed by P&O                                       3.7        -
  Amounts owed by joint ventures                              -      3.6
  Other debtors                                            74.5     51.8
  Prepayments and accrued income                          176.7    123.0
                                                         ------   ------
Total amounts recoverable within one year                 293.5    230.5
                                                         ------   ------
Amounts recoverable after more than one year
  Other debtors                                            21.7     19.6
  Prepayments and accrued income                            7.1     14.5
                                                         ------   ------
Total amounts recoverable after more than one year         28.8     34.1
                                                         ------   ------
Total debtors                                             322.3    264.6
                                                         ======   ======

14   Creditors
                                                           2000       1999
                                                           US$m       US$m
Amounts falling due within one year
  Overdrafts                                               (0.3)      (2.0)
  Bank loans                                             (163.6)     (37.1)
  Amounts owed to P&O                                         -     (445.6)
  Trade Creditors                                        (152.6)    (122.5)
  Corporation Tax                                         (93.3)     (88.1)
  Other creditors                                         (23.9)      (9.4)
  Accruals                                                (90.5)     (80.4)
  Deferred income                                        (368.4)    (358.3)
  Dividends payable                                       (83.1)         -
                                                         ------   --------
                                                         (975.7)  (1,143.4)
                                                         ======   ========

                                                          2000        1999
                                                          US$m        US$m
Amounts falling due after more than one year
Bank loans, loan notes and bonds:
Between one and five years
  Bank loans                                            (139.2)     (120.8)
Over five years
  6.54% US dollar notes 2008                            (107.7)          -
  7.35% US dollar notes 2010                             (90.4)          -
  7.72% US dollar notes 2015                             (69.1)          -
  7.09% US dollar notes 2016                             (41.9)          -
  7.3% US dollar bonds 2007                             (282.4)          -
  7.785% US dollar bonds 2027                           (189.3)          -
  Bank loans                                            (134.0)      (89.8)
Accruals and deferred income                              (8.7)       (6.1)
                                                      --------     -------
                                                      (1,062.7)     (216.7)
                                                      ========     =======

Bank loans and overdrafts include amounts of US$432.5m (1999 US$247.7m) secured on ships and other assets. Further details of interest rates on bank borrowings are given in note 26.

The maturity of bank loans, loan notes, bonds and overdrafts is as follows:

                                                                2000     1999
                                                                US$m     US$m
Within one year                                               (163.9)   (39.1)
Between one and two years                                      (49.3)   (37.4)
Between two and five years                                     (89.9)   (83.4)
Between five and ten years                                    (584.7)   (44.2)
Over ten years                                                (330.1)   (45.6)
                                                            --------   ------
                                                            (1,217.9)  (249.7)
                                                            ========   ======


15  Provisions for liabilities and charges
                                                   Deferred
                                                   taxation    Other     Total
                                                       US$m     US$m      US$m
At December 31, 1999                                 (106.5)    (1.9)   (108.4)
Exchange differences                                   11.9      0.7      12.6
(Charge)/credit to profit and loss account             (1.1)     0.2      (0.9)
Applied during the year                                   -      0.3       0.3
On acquisition of subsidiaries                            -    (10.2)    (10.2)
                                                    -------   ------   -------
At December 31, 2000                                  (95.7)   (10.9)   (106.6)
                                                    =======   ======   =======

Other provisions principally relate to contingent consideration payable on the acquisition of subsidiaries.

Deferred taxation comprises:
                                                                 2000     1999
                                                                 US$m     US$m
Accelerated capital allowances                                   95.7    106.5
Accelerated capital allowances not provided                     108.1     92.0
                                                               ------   ------
                                                                203.8    198.5
                                                               ======   ======

Distributable reserves of overseas subsidiaries and joint ventures comprise approximately US$958.0m (1999 US$696.9m). No deferred taxation is provided in respect of these as it is expected that no material liability will arise in the foreseeable future.

16  Share capital

The authorised share capital is 750,000,000 50 cent ordinary shares, 49,998 (Pounds)1 preference shares and 2 (Pounds)1 subscriber shares.

The allotted, called up and fully paid ordinary share capital is as follows:

                                                       No of Shares      US$m
Issued on Demerger                                      681,221,588     340.6
Other shares issued                                      11,366,415       5.7
                                                       ============    ------
At December 31, 2000                                    692,588,003     346.3
                                                       ============    ======

On July 19, 2000 2 subscriber shares of (Pounds)1 each were allotted and fully paid up. On September 22, 2000 49,998 preference shares of (Pounds)1 each were allotted and paid up as to (Pounds)12,500, approximately US$19,000.

On October 23, 2000 the Company issued 681,221,588 ordinary shares to deferred stockholders of P&O on the basis of one ordinary share for each (Pounds)1 nominal of deferred stock.

On November 28, 2000 the Company issued 11,366,415 shares as partial consideration for the acquisition of the remaining 49% of Aida Cruises Ltd.

The preference shares are entitled to a cumulative fixed dividend of 8% per annum and are entitled to one vote per share. The preference shares rank behind other classes of shares in relation to the payment of capital on certain types of distribution of the Company. The subscriber shares have no dividend rights nor voting rights nor any rights to payment of capital upon a distribution of assets by the Company. The preference shares and subscriber shares are unlisted.

Details of options over ordinary shares granted to employees are given in note
21. Details of contingent rights to shares in relation to the acquisition of subsidiaries are given in note 17.

17  Reserves

                                               Other     Merger    Profit and
                                            reserves    reserve  loss account       Total
                                                US$m       US$m          US$m        US$m
Group
At December 31, 1999                               -      909.1         939.1     1,848.2
Exchange movements                                 -          -          (5.5)       (5.5)
Investment in P&O Princess by P&O                  -        1.2             -         1.2
Issue of shares                                 35.6          -             -        35.6
Shares to be issued                             46.8          -             -        46.8
Retained profit for the financial year             -          -         191.0       191.0
                                              ------     ------      ========    ========
At December 31, 2000                            82.4      910.3       1,124.6     2,117.3
                                              ======     ======      ========    ========

Other reserves represent the difference between market and nominal value of shares issued as initial consideration together with the estimated value of outstanding consideration in respect of the purchase of 49% of AIDA Cruises Ltd. The shares issued in respect of the initial consideration have been accounted for in accordance with the merger relief provisions of the Companies Act 1985. The outstanding consideration is mainly dependent on the future results of the combined AIDA and Seetours businesses and may be payable between 2003 and 2006. The Company has the option to settle the outstanding consideration in either cash or new P&O Princess ordinary shares.

18   Equity minority interests
                                                                        2000
                                                                        US$m
At December 31,1999                                                      7.7
Exchange movements                                                      (0.8)
Purchase of minority interest                                           (9.3)
Proportion of profit on ordinary activities after taxation               2.6
                                                                      ------
At December 31, 2000                                                     0.2
                                                                      ======

19   Notes to the consolidated cash flow statement

(a) Reconciliation of operating profit to net cash inflow from operating activities

                                                                      2000        1999          1998
                                                                      US$m        US$m          US$m
Group operating profit                                                373.1       388.3        343.2
Depreciation and amortisation                                         144.6       116.9         94.7
(Increase)/decrease in stocks                                          (1.6)        4.2        (25.4)
(Increase)/decrease in debtors                                        (40.8)      (11.5)         6.9
Increase/(decrease) in creditors and provisions                        57.0       (14.0)        75.4
                                                                    -------     -------      -------
Net cash inflow from operating activities                             532.3       483.9        494.8
                                                                    =======     =======      =======

(b)  Reconciliation of net cash flow to movement in net debt

                                                                       2000        1999         1998
                                                                       US$m        US$m         US$m
Increase in net cash in the year                                      192.4        25.2         12.8
Cash (inflow)/outflow from loans to and from P&O                     (356.2)      145.8       (321.2)
Cash (inflow)/outflow from changes in short term borrowings           (20.6)       53.1          3.3
Cash (inflow)/outflow from third party debt and lease financing      (187.8)       32.0         33.1
                                                                    -------     -------      -------
Change in net debt resulting from cash flows                         (372.2)      256.1       (272.0)
Borrowings of subsidiaries acquired                                       -      (173.7)           -
Amortisation of bond issue costs                                       (0.2)          -            -
Exchange movements in net debt                                         37.5        16.4          0.9
                                                                    -------     -------      -------
Movement in net debt in the year                                     (334.9)       98.8       (271.1)
Net debt at the beginning of the year                                (632.1)     (730.9)      (459.8)
                                                                    -------     -------      -------
Net debt at the end of the year                                      (967.0)     (632.1)      (730.9)
                                                                    =======     =======      =======

(c)   Analysis of net debt

                                                                     At                   Other                       At
                                                              1 January                non cash    Exchange   31 December
                                                                   2000   Cash flow   movements   movements         2000
                                                                   US$m        US$m        US$m        US$m         US$m
Cash available on demand                                           63.2       191.4                    (7.4)       247.2
Less: bank over drafts                                             (2.0)        1.0                     0.7         (0.3)
                                                                             ------
                                                                              192.4
Loans from P&O                                                   (445.6)     (356.2)      780.6        24.9          3.7
Short term debt                                                   (37.1)      (20.6)     (102.7)       (3.2)      (163.6)
Medium and long term debt                                        (210.6)     (187.8)     (678.1)       22.5     (1,054.0)
                                                                -------     -------     -------     -------    ---------
Net debt                                                         (632.1)     (372.2)       (0.2)       37.5       (967.0)
                                                                =======     =======     =======     =======    =========

On October 23, 2000 P&O Princess issued US$796.7m of bonds to replace an equivalent amount of substantially identical bonds previously issued by P&O. The value of these bonds was applied to settle loans previously made by P&O to P&O Princess.

20   Acquisitions

The principal businesses acquired during 2000 were Seetours International Ltd and the outstanding 49% minority interest in AIDA Cruises Ltd. The acquisitions have been accounted for using the acquisition method and the results of the businesses are reflected from the dates of acquisition. The book and fair value of net assets acquired for each acquisition were as follows:

                                    Seetours International     AIDA Cruises Ltd minority
                                       As at April 7, 2000      As at September 25, 2000
                                                      US$m                          US$m
Net assets acquired:
  Fixed assets                                         2.2                             -
  Net current liabilities                             (5.5)                            -
  Loans                                                  -                             -
  Cash and overdrafts                                  0.5                             -
  Minority interests acquired                            -                           9.3
                                                    ------                        ------
                                                      (2.8)                          9.3
Goodwill                                              18.2                          89.0
                                                    ------                        ------
                                                      15.4                          98.3
                                                    ------                        ------
Satisfied by:
  Cash                                                15.4                             -
  Shares issued                                          -                          41.3
  Contingent cash consideration                          -                          10.2
  Contingent share consideration                         -                          46.8
                                                    ------                        ------
                                                      15.4                          98.3
                                                    ======                        ======

The effect on the Group's operating results and cash flows of the acquisition of Seetours International was not material.

The cash outflow of US$14.9m on the purchase of Seetours International comprises the above cash consideration of US$15.4m less net cash of US$0.5m at the date of acquisition. There was a cash inflow of US$0.2m from the Group's unlisted investment in Princess Cays Ltd.

21   Employees
                                                        2000    1999    1998
The average number of employees was as follows:
  Shore staff                                          3,567   3,287   2,574
  Sea staff                                           15,461  13,397  11,556
                                                     ------- ------  -------
                                                      19,028  16,684  14,130
                                                     ======= ======= =======

                                                        2000    1999    1998
                                                        US$m    US$m    US$m
The aggregate payroll costs were:
  Wages and salaries                                   258.0   243.6   200.8
  Social security costs                                 12.2    10.4    12.4
  Pension costs                                          9.7     7.8     4.1
                                                      ------  -----   -----
                                                       279.9   261.8   217.3
                                                      ======  ======  ======

Employee Option Schemes

When employed by P&O, certain employees of P&O Princess were granted options over P&O deferred stock under P&O executive option schemes. Generally these options were either exercised prior to Demerger or lapsed. These options were subsequently replaced by new share options granted under the P&O Princess Executive Share Option Plan ('the Option Plan').

Options under the Option Plan are exercisable in a period beginning not normally earlier than three years and ending no later than ten years from the date of the grant. Options granted immediately after Demerger as replacements of options over P&O deferred stock previously held by P&O Princess employees are exercisable over the same period as the options replaced. The exercise price is set at the closing market price on the day the option was granted.

The amounts set out below represent options granted to P&O Princess employees under the Option Plan:

                                         Weighted average                 Number
                                     exercise price per share          of options
                                        Shares         ADRs        Shares        ADRs
Options granted                           292p       $16.97     6,542,636     897,692
Options outstanding at year end           292p       $16.97     6,542,636     897,692
Options exercisable at year end           292p       $16.97     1,000,012      59,308

22  Pensions

During the year, employees of P&O Princess have participated in P&O pension plans up to Demerger and P&O Princess plans since the Demerger or separate industry-wide schemes. These plans are principally in the United Kingdom and the United States.

The pension charge for the P&O Princess employees participating in pension plans was:

                                                        2000      1999      2000
                                                        US$m      US$m      US$m
The P&O Pension Scheme                                   3.1       2.2       2.0
The P&O Princess Pension Scheme                          0.9         -         -
Merchant navy pension plans                              2.7       2.7       0.9
Overseas plans                                           3.0       2.9       1.2
                                                       -----     -----     -----
                                                         9.7       7.8       4.1
                                                       =====     =====     =====

Prior to Demerger, eligible UK employees participated in a defined benefit plan operated by P&O ('P&O Pension Scheme'). Following Demerger, P&O Princess established its own defined benefit plan ('P&O Princess Pension Scheme') and for those employees wishing to do so, their benefit obligations in the P&O Pension Scheme in relation to service prior to the Demerger were transferred to the P&O Princess Pension Scheme. Under the terms of the Demerger agreement a share of the P&O Pension Scheme's assets relating to these benefit obligations is also to be transferred. This is awaiting finalisation by Watson Wyatt, actuaries to the P&O Pension Scheme. The latest triennial valuation of the P&O Pension Scheme was performed as at April 1, 2000 with results due to be reported by March 31, 2001. The last reported valuation on April 1, 1997 showed that the actuarial value of the Scheme assets represented 98% of the benefits accrued to members allowing for future increases in earnings. This valuation took into account the removal of the ability of pension funds to reclaim tax credits on dividend income.

The assets of the P&O Princess Pension Scheme are managed on behalf of the trustee by independent fund managers. A formal valuation of the P&O Princess Pension Scheme has not yet taken place. Differences between the amounts charged and the amounts paid by P&O Princess are included in prepayments; these amounted to US$7.5m (1999 US$0.7m).

The merchant navy industry wide pension plans are defined benefit plans with assets managed on behalf of the respective trustees by independent fund managers. The latest formal valuations were at March 31, 1999 in respect of both plans. The officers' plan's actuary advised that the market value of the plan's assets for the old section of the plan represents approximately 102% of the value of the benefits accrued to members, and for the new section of the plan 96% of the value of the benefits accrued to members allowing for future increases in earnings. For the ratings' plan, its actuary presented a range of results that showed the market value of the assets was between 68% and 82% of the value of the benefits accrued to members allowing for future increases in earnings. The trustee of the ratings' plan has agreed with participating employers and the RMT union a proposal to close the fund for future benefit accrual and replace it with a defined contribution plan. Contributions are expected to be made to the ratings' plan by participating employers over a six year period from May 2001 to bring the plan to 100% funding on the minimum funding requirement basis. During the year the Group has provided US$1.7m (1999 US$1.8m) in respect of its share of contributions to be made.

Outside the UK P&O Princess operates one principal defined contribution plan in the United States (`the Princess Cruises Plan') in which only eligible P&O Princess employees participate. This has assets held in a separately administered fund.

23   Related party transactions

Prior to the Demerger from P&O in October 2000 P&O Princess did not operate as a separate Group and consequently there were a number of related party transactions between P&O Princess and P&O. These included the provision by P&O of a number of administrative services such as payroll, legal, treasury and tax assistance. The related charges together with a proportion of the administrative costs relating to the P&O Group's centrally incurred costs are included in the profit and loss account and totalled US$10.4m (1999 US$10.0m). P&O Princess leased and continues to lease certain properties from P&O.

Balances owed by and to P&O are set out in notes 13 and 14. Interest charged to P&O Princess by P&O is set out in note 4. Forward foreign exchange contracts transacted through P&O but novated to P&O Princess in connection with the Demerger are set out in note 26.

As set out in note 22, employees of P&O Princess were members of the P&O Scheme for pension purposes prior to Demerger.

No material trading transactions have taken place between P&O Princess and P&O during the three years ended December 31, 2000.

P&O Princess International Ltd has agreed with P&O a licence to use the P&O name, motif, and flag logo. These arrangements are perpetual, royalty free, worldwide and are exclusive in so far as they relate to cruising.

On the Demerger becoming effective, P&O Princess agreed with P&O:

i) arrangements for the provision of certain administrative services and facilities to P&O Princess by P&O; and

ii) cross indemnities whereby each indemnifies the other, with certain limitations, against certain actual and contingent liabilities associated with the respective businesses owned by each of them.

24   Commitments

Capital
                                                                2000        1999
                                                                US$m        US$m
Contracted
  Ships                                                      3,172.2     3,101.5
  Other                                                          8.9        18.5
                                                             -------     -------
                                                             3,181.1     3,120.0
                                                             =======     =======

P&O Princess had nine cruise ships on order as at December 31, 2000, which are scheduled for delivery from 2001 to 2004. Capital commitments include contract stage payments, design and engineering fees and various owner supplied items but exclude the effect of future capitalised interest, estimated to be $100m during 2001 to 2004. The nine cruise ships on order will increase the fleet's capacity by 19,620 berths at an approximate cost of $187,000 per berth. The estimated cost per berth includes $401.5m ships under construction at December 31, 2000, the contracted future capital commitments and estimated future capitalised interest. Of the cruise ship commitments at December 31, 2000 it is expected that P&O Princess will pay US$522.5m in 2001, US$992.9m in 2002, US$906.7m in 2003 and US$750.1m beyond 2003 (see note 26 regarding financing facilities).

Revenue

The minimum annual lease payments to which P&O Princess was committed under non-cancellable operating leases were as follows:

Ships
                                                                    2000    1999
                                                                    US$m    US$m
Within one year                                                     13.1    18.6
Between one and two years                                           11.8     6.2
Between two and three years                                          3.1     0.4
Between three and four years                                         0.3       -
Between four and five years                                          0.2       -
                                                                  ------   -----
                                                                    28.5    25.2
                                                                  ======   =====
Property
                                                                    2000    1999
                                                                    US$m    US$m
Within one year                                                      8.5    10.5
Between one and two years                                            8.3     6.8
Between two and three years                                          8.1     5.6
Between three and four years                                         8.0     4.9
Between four and five years                                          8.1     4.8
In more than five years                                             70.2    26.4
                                                                  ------   -----
                                                                   111.2    59.0
                                                                  ======   =====

Future minimum annual lease payments due within one year are analysed as follows:

Ships
                                                                    2000    1999
                                                                    US$m    US$m
On leases expiring:
Within one year                                                      0.8     0.5
Between one and five years                                          12.3    18.1
                                                                  ------   -----
                                                                    13.1    18.6
                                                                  ======   =====
Property
                                                                    2000    1999
                                                                    US$m    US$m
On leases expiring:
Within one year                                                      1.2     0.2
Between one and five years                                           0.5     5.6
After five years                                                     6.8     4.7
                                                                  ------   -----
                                                                     8.5    10.5
                                                                  ======   =====

25   Contingent liabilities

P&O Princess has provided counter indemnities of US$215.4m (1999 US$172.4m) relating to bonds provided by third parties in support of P&O Princess' obligations arising in the normal course of business. Generally these indemnities are required by travel industry regulators in the various jurisdictions in which P&O Princess operates.

26   Financial instruments

P&O Princess uses financial instruments to finance its operations. The financial instruments held by P&O Princess include cash, overdrafts and loans. Derivative financial instruments are used to manage the currency and interest rate risks arising from its operations and its sources of finance. The derivatives used for this purpose are principally currency swaps, interest rate swaps and forward currency contracts.

The main financial risks to which P&O Princess is exposed are summarised below. No transactions of a speculative nature are undertaken.

The accounting policies for financial instruments are described in note 1.

For the purpose of this note, other than currency disclosures, the only debtors and creditors included are deferred consideration receivable or payable after more than one year, amounts due from/(to) P&O, all other loans, bank overdrafts and short term borrowings, in accordance with FRS13.

Foreign currency risk

P&O Princess has international business operations. Its principal operating currency is the US dollar, but it also operates in a number of other currencies, the most important of which are sterling and the euro. In general, P&O Princess' profits and Shareholders' funds benefit if sterling or the euro are strong against the US dollar. The US dollar/sterling and the US dollar/euro exchange rates at the respective period ends were:

                                        Average exchange rates        Period end
                                             for periods ended    exchange rates
December 31, 2000
  US$: (Pounds)                                          1.516             1.494
  US$: (Euro)                                            0.924             0.939
December 31, 1999
  US$: (Pounds)                                          1.618             1.612
  US$: (Euro)                                            1.065             1.002

Approximately 30% of P&O Princess' assets are denominated in non US dollar currencies with the result that P&O Princess' US dollar consolidated balance sheet, and in particular Shareholders' funds, can be affected by currency movements. P&O Princess partially mitigates the effect of such movements by borrowing in the same currencies as those in which the assets are denominated. An analysis of financial liabilities by currency is shown below.

In addition, approximately 25% of P&O Princess' operating profit is currently generated by businesses with functional currencies other than US dollars. The results of these businesses are translated into US dollars at average exchange rates for the purposes of consolidation. The impact of currency movements on operating profit is mitigated partially by some interest costs being incurred in non US dollar currencies.

P&O Princess' businesses generally generate their turnover and incur costs in their main functional currency.

The following table shows P&O Princess' currency exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of P&O Princess that are not denominated in the functional currency of the operating unit concerned, excluding certain non US dollar borrowings treated as hedges of net investments in non US dollar functional currency operations.

                                                  Net foreign currency monetary assets/(liabilities)
                                              US Dollar    Sterling        Euro        Other       Total
                                                   US$m        US$m        US$m         US$m        US$m
Functional currency of Group operation:
  US dollars                                          -        (0.8)       (0.3)       (30.0)      (31.1)
  Sterling                                         (4.5)          -           -            -        (4.5)
                                              ---------   ---------   ---------    ---------   ---------
Total at December 31, 2000                         (4.5)       (0.8)       (0.3)       (30.0)      (35.6)
                                              =========   =========   =========    =========   =========

Functional currency of Group operation:
  US dollars                                          -         3.4         6.3         14.3        24.0
  Sterling                                          0.6           -         0.3          4.2         5.1
  Euro                                              0.3           -           -            -         0.3
                                              ---------   ---------   ---------    ---------   ---------
Total at December 31, 1999                          0.9         3.4         6.6         18.5        29.4
                                              =========   =========   =========    =========   =========

Interest rate risk

To protect the financial results against movements in interest rates, P&O Princess maintains a significant proportion of its borrowings at a fixed rate of interest.

The interest rate profile of the financial liabilities of P&O Princess is set out in the table below:

                                                                       Weighted
                                                                        average         Average
                                          Variable                interest rate            time
                                              rate   Fixed rate  for fixed rate      over which
                                         financial    financial       financial        interest
                                Total  liabilities  liabilities     liabilities   rate is fixed
                                 US$m         US$m         US$m               %          months
Currency:
  US dollars                    613.5         32.7        580.8             7.4           182.0
  Sterling                      520.1        228.8        291.3             7.4            63.9
  Euro                           84.0         84.0            -               -               -
  Other                           0.3          0.3            -               -               -
                              -------       ------       ------          ------          ------
Total at December 31, 2000    1,217.9        345.8        872.1             7.4           142.6
                              =======       ======       ======          ======          ======
Currency:
  US dollars                    215.6        215.6            -               -               -
  Sterling                      390.0        264.8        125.2             8.0            45.1
  Euro                           89.7         89.7            -               -               -
                              -------       ------       ------          ------          ------
Total at December 31, 1999      695.3        570.1        125.2             8.0            45.1
                              =======       ======       ======          ======          ======

The variable rate financial liabilities comprise loans from P&O, bank borrowings and overdrafts bearing interest at rates fixed in advance for periods ranging from one to six months by reference to the applicable reference rate, primarily LIBOR for US dollar, sterling and euro borrowings.

The interest rate profile of the financial assets of P&O Princess is set out in the table below:

                                                                           Weighted
                                              Financial                     average         Average
                                  Variable    assets on               interest rate            time
                                      rate     on which  Fixed rate  for fixed rate      over which
                                 financial  no interest   financial       financial        interest
                          Total     assets      is paid      assets          assets   rate is fixed
                           US$m       US$m         US$m        US$m               %          months
Currency:
  US dollars              224.5      196.6         13.9        14.0             8.8             7.5
  Sterling                 20.3        9.5         10.8           -               -               -
  Euro                     13.8       11.7            -         2.1             6.0            60.0
  Other                    13.6       13.6            -           -               -               -
                         ------     ------       ------      ------          ------          ------
Total at December 2000    272.2      231.4         24.7        16.1             8.4            14.2
                         ======     ======       ======      ======          ======          ======

Currency:
US dollars                 48.5        7.6         21.3        19.6             8.8            19.5
Sterling                   25.1       19.2          5.9           -               -               -
Euro                       11.8       11.8            -           -               -               -
Other                       2.8        1.8          1.0           -               -               -
                         ------     ------       ------      ------          ------          ------
Total at December 1999     88.2       40.4         28.2        19.6             8.8            19.5
                         ======     ======       ======      ======          ======          ======

The majority of variable rate financial assets comprise loans to P&O and bank accounts bearing interest at the applicable money market deposit rates. Fixed rate financial assets include deferred consideration relating to the sale of fixed assets.

Liquidity risk

In June 2000 P&O Princess arranged approximately US$650m in committed financing in connection with two ships scheduled for delivery in 2002 and 2003. In September 2000 it arranged new committed bank facilities of approximately US$750m for general corporate purposes, including funding ship purchases, of which US$ nil was drawn down at December 31, 2000.

In August 2000, P&O obtained conditional agreement from the holders of US$791.8m principal value of notes and bonds to exchange them for substantially identical P&O Princess notes and bonds. These new notes and bonds were issued by P&O Princess when the Demerger became effective and are unconditionally guaranteed by P&O Princess International Limited. At the year end P&O Princess had no independent operations and P&O Princess International Limited was the sole direct subsidiary of P&O Princess.

Credit risk

Management does not consider there to be any significant concentration of credit risk. Potential concentrations comprise principally cash and cash equivalents and trade debtors. P&O Princess enters into derivative transactions and maintains cash deposits with several major banks. Management periodically reviews the credit rating of the institutions and believes that any credit risk is minimal. Concentration of credit risk with respect to trade debtors is limited due to the large number of debtors comprising P&O Princess' customer base.

The immediate credit exposure of financial instruments is represented by those financial instruments that have a positive fair value at December 31, 2000.

Fair values of financial assets and liabilities

A comparison by category of book value and fair value of P&O Princess' financial assets and liabilities is as follows:

                                                                                At 31 December
                                                                      2000                          1999
                                                            Book value       Fair value   Book value   Fair value
                                                                  US$m             US$m         US$m         US$m
Primary financial instruments held or issued to finance
P&O Princess Cruise operations:
  Notes and bonds                                               (780.8)          (729.6)           -            -
  Other loans                                                   (436.8)          (436.8)      (247.7)      (247.7)
  Loans to/(from) P&O                                              3.7              3.7       (445.6)      (445.6)
  Cash                                                           247.2            247.2         63.2         63.2
  Bank overdrafts                                                 (0.3)            (0.3)        (2.0)        (2.0)
  Other investments and deferred consideration                    21.3             21.3         25.0         25.0
Derivative financial instruments held or issued to hedge
  currency exposure on expected future transactions:
  Forward foreign currency contracts                                 -           (175.7)           -       (107.4)
  Currency swaps                                                     -              6.0            -         16.9
                                                              --------         --------     --------     --------
                                                                (945.7)        (1,064.2)      (607.1)      (697.6)
                                                              ========         ========     ========     ========

The notional principal amount of derivative financial instruments held as hedges against currency exposures on ship capital expenditure is US$997.3m (1999 US$1,259.5m) in respect of forward foreign currency contracts and US$384.0m (1999 US$205.0m) in respect of currency swaps.

The fair value of notes and bonds is based on quoted market price or if these are not available the quoted market price of comparable debt.

Other loans, which include short term borrowings and bank term loans, and loans to/(from) P&O are largely at variable interest rates and therefore the book value normally equates to the fair value.

The fair value of cash and bank overdrafts approximates to the book value due to the short term maturity of the instruments.

The fair value of other investments and deferred consideration is based on the estimated recoverable amount.

The fair values of derivative financial instruments are discounted to the net present value using prevailing market rates and foreign currency rates at the balance sheet date.

Hedging

When P&O Princess' businesses enter into capital expenditure or lease commitments in currencies other than their main functional currency, these commitments are normally hedged using forward contracts and currency swaps in order to fix the cost when converted to the functional currency. The most significant of P&O Princess' foreign currency commitments of this nature are in respect of certain newbuild cruise ships. The periods of the forward contracts match the expected cash flows of the capital commitments, usually between three and five years. Other cruise ship newbuilds have been ordered in currencies matching the main functional currencies in which these ships will generate their revenue.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on currency swaps, interest rate swaps and forward currency contracts are as follows:

                                                                                        Net gains/
                                                                      Gains   (Losses)    (losses)
                                                                       US$m      US$m        US$m
At January 1, 2000                                                     16.9    (107.4)      (90.5)
(Gains)/losses arising before January 1, 2000 that were
  recognised during the year ended December 31, 2000                      -      51.7        51.7
                                                                     ------    ------      ------
Gains/(losses) arising before January 1, 2000 that were not
  recognised during the year ended December 31, 2000                   16.9     (55.7)      (38.8)
Gains/(losses) arising in the period that were not recognised
  during the year ended December 31, 2000                              (9.1)   (121.8)     (130.9)
                                                                     ------    ------      ------
Gains/(losses) at December 31, 2000                                     7.8    (177.5)     (169.7)
                                                                     ======    ======      ======
Of which:
Gains/(losses) expected to be recognised in less than one year            -         -           -
Gains/(losses) expected to be recognised after more than one year       7.8    (177.5)     (169.7)
                                                                     ------    ------      ------
Gains/(losses) at December 31, 2000                                     7.8    (177.5)     (169.7)
                                                                     ======    ======      ======

Of the above unrecognised net gains/(losses) at December 31, 2000, a net loss of US$175.7m is a result of forward contracts taken out to fix the contracted capital expenditure on ships into their functional currency as follows:

                                                                                        Net gains/
                                                                      Gains   (Losses)    (losses)
                                                                       US$m      US$m        US$m
Gains/(losses) at December 31, 2000                                     7.8    (177.5)     (169.7)
Less: (gains)/losses on contracted foreign currency capital
expenditure and operating lease commitments                            (1.8)    177.5       175.7
                                                                     ------    ------      ------
Gains/(losses) on other hedges                                          6.0         -         6.0
                                                                     ======    ======      ======

The underlying commitments, after taking these contracts into account, are reflected within note 24.

27   Investment in subsidiaries

The principal subsidiaries are:

                                                                                   Percentage of
                                                                   Country of       equity share
                                                               Incorporation/   capital owned at
                                                                 Registration  December 31, 2000  Business Description
Description
P&O Princess International Ltd

(formerly P&O Cruises Ltd)                                            England             100%+     Passenger cruising
AIDA Cruises Ltd                                                      England              100%     Passenger cruising
Alaska Hotel Properties LLC                                              USA.              100%       Hotel operations
Brittany Shipping Corporation Ltd                                     Bermuda              100%              Shipowner
Corot Shipping Corporation
  (Sociedade Univessoal) Lda                                         Portugal              100%              Shipowner
CP Shipping Corporation Ltd                                           Bermuda              100%              Shipowner
Fairline Shipping Corporation Ltd                                     Bermuda              100%              Shipowner
Fairline Shipping International Corporation Ltd                       Bermuda              100%              Shipowner
P&O Cruises Fleet Management Ltd                                      England              100%              Shipowner
P&O Holidays Ltd                                                      England              100%     Passenger cruising
P&O Lines (Shipowners) Ltd                                            England              100%     Passenger cruising
P&O Travel Ltd                                                        England              100%           Travel agent
Princess Cruises Inc                                                     USA.              100%        Cruise services
Princess Cruises Lines Ltd                                            Bermuda              100%     Passenger cruising
Princess Cruises Ltd                                                  England              100%        Cruise services
Princess Tours Ltd                                                    England              100%              Shipowner
Royal Hyway Tours Inc                                                    USA.              100%              Landtours
Seetours International Ltd                                            England              100%     Passenger cruising
Sitmar International Inc                                               Panama              100%        Holding company
Tour Alaska LLC                                                          USA.              100%              Railtours

+ Held directly by the Company.

28   Post balance sheet event

On February 12, 2001 the Group completed arrangements for the sale of the Victoria for US$16.5m. The net disposal proceeds including costs are expected to be below the previous carrying value of the vessel. Provision for the shortfall has been made in the accounts.

29   Summary differences between UK and US GAAP

Accounting principles

These financial statements have been prepared in accordance with UK GAAP, which differs in certain respects from US GAAP. A description of the relevant accounting principles which differ materially is given below.

Depreciation

Under UK GAAP until December 31, 1999 certain freehold properties were not depreciated. Under US GAAP useful economic lives have been applied to these properties and a depreciation expense recorded based on these lives.

Marketing and promotion costs

Under UK GAAP marketing and promotion costs have been expensed over the period of benefit, not exceeding one year from the end of the year the cost is incurred. US GAAP requires that these costs are expensed in the financial year incurred.

Employee share incentives

The executive schemes

Under UK GAAP the fair value (market value) of shares or rights to acquire shares when the rights are granted, less contributions by employees, is charged in arriving at operating profit. If this forms part of a long term incentive scheme the charge in the profit and loss account is spread over the period to which the schemes' performance criteria relate, otherwise recognition occurs when shares or rights are granted. Under US GAAP, compensation expense is recognised for the difference between the market price of the shares and the exercise price for performance plans (such as the executive schemes). The amount of compensation expense is adjusted each accounting period based upon the estimated achievement of the performance criteria and the share value of the stock, until the date at which the number of shares and the purchase price are both known.

SAYE scheme

When employed by P&O, certain employees of P&O Princess were eligible to participate in the P&O save as you earn share option scheme. UK GAAP does not recognise the cost of SAYE discounts in financial statements. US GAAP requires the full discount given to employees on the market price of shares provided as part of a 'non-compensatory plan' (such as the SAYE scheme) to be charged to the profit and loss account when it is greater than that which would be reasonable in an offer of shares to Shareholders or others.

Pensions

Under UK GAAP pension costs include the regular cost of providing the benefits as a level percentage of current and expected future earnings of the employees covered. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans.

US GAAP requires that the projected benefit obligation (pension liability) be compared with the market value of the underlying plan assets, and the difference may be adjusted to reflect any unrecognised obligations or assets in determining the pension cost or credit for the period. The actuarial method and assumptions used in determining the pension expense can be significantly different from that computed under UK GAAP. US GAAP also requires the actuarial valuation to be prepared as at a more recent date than UK GAAP.

Taxes on income

Under UK GAAP, deferred taxes are accounted for to the extent that a reduction or increase in the tax charge due to timing differences cannot be expected with reasonable probability to continue for the foreseeable future. Under US GAAP, deferred taxes are accounted for on all temporary differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised. Deferred tax also arises in relation to the tax effect of the other US GAAP adjustments.

Contingent consideration

Under UK GAAP, if an acquirer can satisfy future consideration by the issue of shares at its option this element of the consideration is not a liability as there is no obligation to transfer future economic benefits. Consequently this element of the purchase price is accounted for within Shareholders' funds. Under US GAAP this consideration is not recognised until the consideration is settled.

Dividends

Under UK GAAP dividends are accounted for in the period to which they pertain, which may be earlier than the date of declaration. Under US GAAP dividends are accounted for in the period in which they are declared.

Current assets and liabilities

Current assets under UK GAAP of US$28.8m (1999 US$34.1m) would be reclassified as non current assets under US GAAP.

Provisions for liabilities and charges under UK GAAP of US$0.2m (1999 US$0.1m) would be reclassified as creditors - amounts falling due within one year under US GAAP.

The effects of these differing accounting principles are shown below:

Summary Group income statement

                                                                               2000          2000       2000       1999       1998
                                                                            UK GAAP   Adjustments    US GAAP    US GAAP    US GAAP
                                                                               US$m          US$m       US$m       US$m       US$m
Revenues                                                                    2,423.9             -    2,423.9    2,111.6    1,852.4
Expenses
 Operating                                                                 (1,558.0)            -   (1,558.0)  (1,301.9)  (1,142.4)
 Marketing, selling and administrative                                       (348.2)         (5.5)    (353.7)    (318.9)    (270.6)
 Depreciation and amortisation                                               (144.6)          0.7     (143.9)    (119.2)     (96.8)
                                                                           --------      --------   --------   --------   --------
                                                                           (2,050.8)         (4.8)  (2,055.6)  (1,740.0)  (1,509.8)
                                                                           --------      --------   --------   --------   --------
Operating income before income
 from affiliated operations                                                   373.1          (4.8)     368.3      371.6      342.6
Income from affiliated operations                                               0.5           0.2        0.7        0.1        0.5
                                                                           ========      ========   ========   ========   ========
Operating income                                                              373.6          (4.6)     369.0      371.7      343.1


Non-operating income(expense)
Interest income                                                                 2.5             -        2.5        3.0        1.5
Interest expense, net of capitalised interest                                 (51.6)         (0.2)     (51.8)     (28.8)     (33.1)
Other (expense)                                                                (6.5)            -       (6.5)      (4.8)         -
Income tax expense                                                            (41.3)        (15.6)     (56.9)     (72.9)     (89.1)
Minority interest                                                              (2.6)            -       (2.6)      (0.5)         -
                                                                           ========      ========   ========   ========   ========
                                                                              (99.5)        (15.8)    (115.3)    (104.0)    (120.7)
                                                                           --------      --------   --------   --------   --------
Net income                                                                    274.1         (20.4)     253.7      267.7      222.4
                                                                           ========      ========   ========   ========   ========
Basic earnings per share (in cents)                                            40.1             -       37.1       39.3       32.6
                                                                           ========      ========   ========   ========   ========

Adjustments to profit attributable to ordinary Shareholders

                                                                                                        2000       1999       1998
                                                                                                        US$m       US$m       US$m
Profit attributable to ordinary Shareholders in
 accordance with UK GAAP                                                                               274.1      310.3      255.4
US GAAP adjustments
 Depreciation                                                                                            0.4       (2.3)      (2.1)
 Goodwill amortisation                                                                                   0.3          -          -
 Marketing and promotion costs                                                                          (8.3)     (11.4)       1.6
 Employee share incentives (i)                                                                           1.9       (2.2)      (0.3)
 Pensions (ii)                                                                                           0.9       (0.8)       0.2
 Tax effect of US GAAP adjustments                                                                       0.5        0.7       (0.3)
 Deferred taxes (iii)                                                                                  (16.1)     (26.6)     (32.1)
                                                                                                    --------   --------   --------
Profit attributable to ordinary Shareholders in accordance with US GAAP                                253.7      267.7      222.4
                                                                                                    --------   --------   --------
Earnings
Basic earnings per share in accordance with US GAAP (in cents)                                          37.1       39.3       32.6
                                                                                                    --------   --------   --------
Weighted average number of shares used in basic
 earnings per share calculation (millions)                                                             684.2      681.2      681.2
                                                                                                    ========   ========   ========

There is no difference between basic earnings per share and diluted earnings per share. Options over US$5.1 million nominal of ordinary shares and the possible effect of shares to be issued as contingent consideration in connection with the AIDA Cruises Ltd minority interest acquisition are not dilutive. There were also no dilutive ordinary shares in issue in 1999 and 1998.

Adjustments to Shareholders' funds

                                                                      2000      1999      1998
                                                                      US$m      US$m      US$m
Shareholders' funds in accordance with UK GAAP                     2,463.6   2,188.8   1,763.4
US GAAP adjustments
  Depreciation                                                       (11.7)    (12.1)     (9.8)
  Contingent consideration                                           (46.5)        -         -
  Marketing and promotion costs                                      (89.9)    (81.6)    (70.2)
  Employee share incentives (i)                                          -      (0.7)     (0.5)
  Pensions (ii)                                                        1.9       1.0       1.8
  Tax effect of US GAAP adjustments                                    3.9       3.4       2.7
  Deferred taxes (iii)                                              (108.1)    (92.0)    (65.4)
  Dividends                                                           83.1         -         -
                                                                  --------  --------  --------
Shareholders' funds in accordance with US GAAP                     2,296.3   2,006.8   1,622.0
                                                                  ========  ========  ========

(i)  Employee share incentives


The profit and loss account charge/(credit) in respect of employee stock compensation schemes was US$ nil in each of the three years ended December 31, 2000 under UK GAAP, and US$(1.9)m (1999 US$2.2m, 1998 US$0.3m) under US GAAP.

P&O Princess has adopted the disclosures of SFAS 123, Accounting for Stock-Based Compensation, but continues to measure its stock-based compensation expense under US GAAP in accordance with APB 25 and its related interpretations. If P&O Princess had measured compensation costs for the P&O and P&O Princess stock options that were granted to its employees in 2000, 1999 and 1998 under the fair value based method prescribed by SFAS 123, the net profit would have been the illustrative amounts shown below.

                                                                      2000      1999      1998
                                                                      US$m      US$m      US$m
Profit attributable to ordinary Shareholders
As reported under US GAAP                                            253.7     267.7     222.4
Pro forma under US GAAP                                              250.2     267.0     221.9

The weighted average fair value of options granted to P&O Princess employees as replacement options for previous P&O deferred stock granted prior to the Demerger and new options granted on Demerger was US$1.91. Equivalent fair values in 1999 and 1998 in respect of options over P&O deferred shares were US$3.77 and US$5.42 respectively.

These pro forma amounts may not be representative of the effect on pro forma net income in future years, since the estimated fair value of share options is amortised over the vesting period, pro forma compensation expense related to grants made prior to 1996 is not considered and additional options may be granted in future years.

The fair value of grants during the year have been estimated using the Black-Scholes option pricing model with the following weighted average assumptions; expected dividend yields of 2.5% (1999 3.2%, 1998 4.4%); expected volatility of 42.0% (1999 30.5%, 1998 51.9%); risk free interest rates of 5.8%,(1999 5.8%,
1998 7.3%) and expected option lives of 9 years for P&O Princess options and 5 years for previous P&O deferred share options.

(ii) Pensions

For the purposes of US GAAP, the pension costs of The P&O Pension Scheme and of its successor, The P&O Princess Pension Scheme have been restated in the following tables in accordance with the requirements of SFAS 87. This plan comprises substantially all of the actuarial liabilities of P&O

Princess' pension plans. The changes in projected benefit obligations, plan assets and details of the funded status of the plan, under SFAS 87 and SFAS 132 are as follows:

                                                                    2000      1999       1998
                                                                    US$m      US$m       US$m
Change in projected benefit obligation:
Benefit obligation at beginning of period                           49.0       42.5      30.2
Service cost                                                         4.8        4.3       3.3
Interest cost                                                        2.7        2.4       2.2
Exchange                                                            (3.7)      (1.3)      0.3
Actuarial loss                                                      (1.9)       1.1       6.5
                                                                --------   --------  --------
Benefit obligation at end of period                                 50.9       49.0      42.5
                                                                ========   ========  ========
Change in plan assets:
Fair value at beginning of period                                   49.4       39.7      31.9
Actual return on plan assets                                         0.7        7.5       4.3
Group contribution                                                  11.0        2.5       2.3
Participant contributions                                            1.0        0.9       0.8
Exchange                                                            (3.7)      (1.2)      0.4
                                                                --------   --------  --------
Fair value of plan assets at end of period                          58.4       49.4      39.7
                                                                ========   ========  ========

                                                                    2000      1999       1998
                                                                    US$m      US$m       US$m
Reconciliation of funded status:
Funded status of the plan                                            7.5        0.4      (2.8)
Unamortised transition asset                                        (0.3)      (0.3)     (0.4)
Unamortised actuarial net loss                                       1.8        1.2       5.1
                                                                --------   --------  --------
Prepaid pension cost                                                 9.0        1.3       1.9
                                                                ========   ========  ========

                                                                    2000      1999       1998
                                                                    US$m      US$m       US$m
Components of net periodic benefit cost:
Service cost                                                         4.8        4.3       3.3
Interest cost                                                        2.7        2.4       2.2
Expected return on assets                                           (3.4)      (2.8)     (2.8)
Members' contribution                                               (0.9)      (0.9)     (0.8)
Net amortisations
Transition asset                                                    (0.1)      (0.1)     (0.1)
Actuarial loss                                                         -        0.1         -
                                                                --------   --------  --------
Net periodic benefit cost                                            3.1        3.0       1.8
                                                                ========   ========  ========

Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the United Kingdom, in which the plan is situated. The rates used for calculation of period end benefit obligations and forecast benefit cost in the plan for SFAS 132 purposes were as follows:

                                                                    2000      1999       1998
                                                                       %         %          %
Discount rate                                                        5.8       5.8        7.3
Long-term rate of increase in remuneration                           4.0       4.0        4.8
Expected long-term return on assets                                  6.8       6.8        8.3

P&O Princess has no material liabilities for post-retirement benefits other than pensions.

(iii)   Deferred taxes

The following table sets out the significant components of P&O Princess' deferred tax liability determined on a US GAAP basis:

                                                     2000     1999     1998
                                                     US$m     US$m     US$m
Deferred tax liabilities:
Accelerated capital allowances on fixed assets      203.8    198.5    157.7
                                                  -------  -------  -------
Net deferred liability under US GAAP                203.8    198.5    157.7
                                                  -------  -------  -------
Net deferred tax liability under UK GAAP             95.7    106.5     92.3
                                                  -------  -------  -------

Deferred tax has not been provided on the retained earnings of overseas subsidiaries, as these companies will continue to reinvest such earnings in the Group's ship building programme.

Cash flow statements

The cash flow statements have been prepared in conformity with UK Financial Reporting Standard 1 (Revised) 'Cash Flow Statements'. The principal differences between these statements and cash flow statements presented in accordance with SFAS 95 are as follows:

(a) Under UK GAAP net cash flow from operating activities is determined before considering cash flows from (a) returns on investments and servicing of finance (b) taxes paid and (c) dividends received from joint ventures. Under US GAAP, net cash flow from operating activities is determined after these items;

(b) Under UK GAAP, capital expenditure is classified separately while under US GAAP, it is classified as an investing activity; and

(c) Under UK GAAP movements in bank overdrafts are classified as movements in cash while under US GAAP they are classified as a financing activity.

Set out below is a summary cash flow statement under US GAAP:

                                                               2000       1999       1998
                                                               US$m       US$m       US$m
Net cash inflow from operating activities                     422.1      431.1      441.5
Net cash outflow from investing activities                   (795.5)    (292.7)    (840.7)
Net cash inflow/(outflow) from financing activities           564.8     (139.5)     444.2
Exchange translation effect on cash                            (7.4)       3.5      (17.1)
                                                           --------  ---------   --------
Net increase in cash and cash equivalents under US GAAP       184.0        2.4       27.9
Cash and cash equivalents at beginning of period               63.2       60.8       32.9
                                                           --------  ---------   --------
Cash and cash equivalents at end of period                    247.2       63.2       60.8
                                                           ========  =========   ========


New US accounting standards

The Financial Accounting Standards Board issued SFAS 133 'Accounting for Derivative Instruments and Hedging Activities' in June 1998. This standard, which is effective for financial years beginning after June 15, 2000, requires all derivatives to be recognised in the balance sheet as either assets or liabilities and measured at fair value. To implement the standard, all hedging relationships must be reassessed.

New UK accounting standards

The Accounting Standards Board ('ASB') issued FRS17 'Retirement Benefits' in November 2000. This standard is fully effective for periods ending on or after June 22, 2003, with certain disclosures being phased in for accounting periods ending on or after June 22, 2001. Under the standard, pension scheme assets are measured using market values, pension scheme liabilities are measured using a projected unit method and discounted at an AA corporate bond rate and the pension scheme surplus

(to the extent it can be recovered) or deficit is recognised in full on the balance sheet. The movement in the scheme surplus/deficit is analysed into service costs in operating profit, interest cost and expected return on assets in finance costs, and actuarial gains and losses in the statement of recognised gains and losses. P&O Princess has not yet evaluated the likely impact of FRS17 on its financial statements.

The ASB issued FRS18 'Accounting Policies' in December 2000. The standard is effective for accounting periods ending on or after June 22, 2001. It sets out the principles to be followed in selecting accounting policies and the disclosures needed to help users of the financial statements to understand the accounting policies adopted and how they have been applied. P&O Princess does not expect FRS18 to have a material impact on its financial statements.

The ASB issued FRS19 'Deferred Tax' in December 2000. The standard is effective for accounting periods ending on or after January 23, 2002. The standard requires full provision to be made for deferred tax assets and liabilities arising from most types of timing difference between the recognition of gains and losses in the financial statements and their recognition in a tax computation. Deferred tax assets are, however, only to be recognised to the extent that it is regarded as more likely than not that they will be recovered. The likely impact of FRS19 on P&O Princess' financial statements will depend upon any election the Group makes to enter the UK tonnage tax regime.

PART B: Unaudited financial information for the nine months ended 30 September 2001.

The interim financial information below has been extracted from P&O Princess' unaudited interim report for the nine months ended 30 September 2001, which was published on 24 October 2001, without material adjustment.

In addition, a summary of differences between UK and US GAAP for the nine months ended 30 September 2001 is presented below.

Summarised group profit and loss account for the nine months ended 30 September 2001

                                                                           Nine months to 30 September
                                                                                    2001          2000
                                                                                    US$m          US$m
Turnover (gross revenue)                                                         1,965.7       1,939.1
Direct operating costs                                                          (1,252.3)     (1,214.2)
Selling and administrative expenses                                               (271.8)       (259.7)
Depreciation and amortization                                                     (111.5)       (107.9)
                                                                                (1,635.6)     (1,581.8)
                                                                              ----------    ----------
Operating profit                                                                   330.1         357.3
Share of operating results of joint ventures                                         0.3           0.4
                                                                              ----------    ----------
Total operating profit                                                             330.4         357.7
Loss on disposal of ships                                                           (1.9)         (0.7)
Profit on sale of businesses                                                           -           0.2
                                                                              ----------    ----------
Profit before interest                                                             328.5         357.2
Net interest and similar items                                                     (44.3)        (35.2)
                                                                              ----------    ----------
Profit before taxation                                                             284.2         322.0
Taxation                                                                           (14.2)        (41.9)
                                                                              ----------    ----------
Profit after taxation                                                              270.0         280.1
Equity minority interests                                                              -          (2.4)
                                                                              ----------    ----------
Profit for the period                                                              270.0         277.7
                                                                              ----------    ----------

Basic earnings per share                                                            39.0c         40.8c
Basic earnings per ADS                                                         $    1.56     $    1.63
Dividend per share                                                                   9.0c            -
Dividend per ADS                                                               $    0.36             -
                                                                              ----------    ----------
Weighted average number of shares in issue (in millions)                           692.6         681.2
                                                                              ----------    ----------

Summarised group balance sheet

                                                                                   As at         As at
                                                                            30 September   30 December
                                                                                    2001          2000
                                                                                    US$m          US$m
Fixed assets
Intangible assets
 Goodwill                                                                          116.1         121.0
Tangible assets
 Ships                                                                           4,023.3       3,608.0
 Properties and other fixed assets                                                 248.8         219.6
                                                                              ----------    ----------
                                                                                 4,272.1       3,827.6
Investments                                                                         11.0          10.9
                                                                              ----------    ----------
                                                                                 4,399.2       3,959.5
                                                                              ==========    ==========
Current assets
Stocks                                                                              70.9          79.8
Debtors                                                                            242.1         322.3
Cash at bank and in hand                                                           140.5         247.2
                                                                              ----------    ----------
                                                                                   435.5         649.3
Creditors: amounts falling due within one year                                    (744.5)       (975.7)
                                                                              ----------    ----------
Net current liabilities                                                           (291.0)       (326.4)
                                                                              ----------    ----------
Total assets less current liabilities                                            4,108.2       3,633.1
Creditors: amounts falling due after one year                                   (1,475.1)     (1,062.7)
Provisions for liabilities and charges                                                 -        (106.6)
                                                                              ----------    ----------
                                                                                 2,633.1       2,463.8
                                                                              ==========    ==========
Equity Shareholders' funds                                                       2,632.8       2,463.6
Equity minority interests                                                            0.3           0.2
                                                                              ----------    ----------
                                                                                 2,633.1       2,463.8
                                                                              ==========    ==========

Summarised group cash flow statement

                                                                           Nine months to 30 September
                                                                                    2001          2000
                                                                                    US$m          US$m
Net cash inflow from operating activities                                          459.7         466.2
Returns on investments and servicing of finance                                    (51.9)        (35.4)
Taxation                                                                          (138.9)        (13.4)
Capital expenditure and financial investment
Purchase of ships                                                                 (550.9)       (677.8)
Purchase of other fixed assets                                                     (44.7)        (32.7)
Disposal of ships                                                                   46.6          13.5
                                                                              ----------    ----------
Net cash outflow for capital expenditure and financial investment                 (549.0)       (697.0)
                                                                              ----------    ----------
Purchase of subsidiaries                                                               -         (14.8)
Equity dividends paid                                                             (124.4)            -
                                                                              ----------    ----------
Net cash outflow before financing                                                 (404.5)       (294.4)
Net cash (outflow)/inflow from financing                                           267.0         325.3
                                                                              ----------    ----------
                                                                                  (137.5)         30.9
                                                                              ==========    ==========
Movement in net borrowings:
Net cash outflow before financing                                                 (404.5)       (294.4)
Issues of stock                                                                      0.2             -
Net investment by P&O                                                                  -          26.5
Amortisation of bond issue costs                                                    (1.2)            -
Exchange movements in borrowings                                                    (7.4)         (3.4)
                                                                              ----------    ----------
                                                                                  (412.9)       (271.3)
                                                                              ==========    ==========

Reconciliation of movements in shareholders' funds
                                                         Nine months to
                                                      30 September 2001
                                                                   US$m
Profit for the period                                             270.0
Exchange movements                                                (37.9)
                                                               --------
Total recognized gains and losses                                 232.1
Dividends                                                         (63.2)
New shares issued                                                   0.3
                                                               --------
Net increase to shareholders' funds                               169.2
Shareholders' funds at beginning of period                      2,463.6
                                                               --------
Shareholders' funds at end of period                            2,632.8
                                                               ========

Unaudited summary of differences between UK and US GAAP for the nine months ended 30 September, 2001

The financial information set out below has been extracted from the Circular and notice of Extraordinary General Meeting to P&O Princess shareholders dated 27 December, 2001.

The P&O Princess interim financial information has been prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP.

The following is a summary of the material adjustments to attributable profit (net income) and Shareholders' funds which would have been required to adjust for significant differences between UK and US GAAP.

Reconciliation of consolidated profit and loss account for the nine months ended 30 September, 2001

                                                                                      Nine months ended
                                                                                      30 September 2001
                                                                        Notes                     US $m
Attributable profit as reported under UK GAAP                                                     270.0
US GAAP adjustments
  Depreciation                                                          (ii)                        0.3
  Goodwill and contingent consideration                                 (iii)                       0.9
  Marketing and promotion costs                                         (iv)                       18.0
  Relocation costs                                                      (v)                         2.0
  Pensions                                                              (vi)                        1.4
  Derivative instruments and hedging activities                         (vii)                       1.8
  Tax effect of US GAAP instruments                                                                (3.9)
  Taxes                                                                 (viii)                    177.0
                                                                                               --------
Profit attributable to common Shareholders in accordance with US GAAP
  before cumulative effect of accounting policy change                                            467.5
                                                                                               --------
Cumulative effect of US GAAP accounting policy change in respect of
  derivative instruments and hedging activities                                                    (9.0)
                                                                                               --------
Profit attributable to common Shareholders in accordance with US GAAP                             458.5
                                                                                               --------

Earnings per share
Basic and diluted earnings per share before cumulative effect of accounting
  policy change (in cents)                                                                         67.5
Basic and diluted earnings per share after cumulative effect of accounting
  policy change (in cents)                                                                         66.2
                                                                                               --------
Weighted average number of shares used in basic earnings per share
  calculation (millions)                                                                          692.6
                                                                                               --------

Reconciliation of consolidated Shareholders' funds at 30 September 2001

                                                                                      30 September 2001
                                                                        Notes                     US $m
Shareholders' funds in accordance with UK GAAP                                                  2,633.1
Treasury stock                                                          (i)                        (3.3)
                                                                                               --------
                                                                                                2,629.8
US GAAP adjustments
  Depreciation                                                          (ii)                      (11.4)
  Goodwill and contingent consideration                                 (iii)                     (45.6)
  Marketing and promotion costs                                         (iv)                      (71.9)
  Relocation costs                                                      (v)                         2.0
  Pensions                                                              (vi)                        3.3
  Derivative instruments and hedging activities                         (vii)                      (7.2)
  Tax effect of US GAAP instruments                                                                   -
  Taxes                                                                 (viii)                     68.9

Dividends                                                               (ix)                       20.8
                                                                                               --------
Shareholders' funds in accordance with US GAAP                                                  2,588.7
                                                                                               ========

The differences in accounting treatment as a result of differences between UK GAAP and US GAAP are noted below.

(i)     Treasury stock

Under UK GAAP, the Company's shares held by employee share trusts are included at cost in fixed asset investments and are written down to the amount payable by employees over the vesting period of the options. Under US GAAP, such shares are treated as treasury shares and are included in shareholders' equity.

(ii)    Depreciation

Under UK GAAP, until December 31, 1999 certain freehold properties were not depreciated. Under US GAAP useful economic lives have been applied to these properties and a depreciation expense recorded based on these lives.

(iii)   Goodwill and contingent consideration

Under UK GAAP, if an acquirer can satisfy contingent consideration by the issue of shares at its option this element of the consideration is not a liability as there is no obligation to transfer future economic benefits. Consequently this element of the purchase price is accounted for within Shareholders' funds. Under US GAAP contingent consideration is not recognised until the consideration is settled.

(iv)    Marketing and promotion costs

Under UK GAAP, marketing and promotion costs have been expensed over the period of benefit, not exceeding one year from the end of the year the cost is incurred. US GAAP requires that these costs are expenses in the financial year incurred.

(v)     Relocation costs

The Group has accrued expenses relating to the relocation of employees which under UK GAAP are recognisable as liabilities. Under US GAAP these costs may not be recognised until incurred, and the charge has been reversed for US GAAP purposes.

(vi)    Pensions

Under UK GAAP, pension costs include the regular cost of providing the benefits as a level percentage of current and expected future earnings of the employees covered. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans.

US GAAP requires that the projected benefit obligation (pension liability) be compared with the market value of the underlying plan assets, and the difference may be adjusted to reflect any unrecognised obligations or assets in determining the pension cost or credit for the period. The actuarial method and assumptions used in determining the pension expense can be significantly different from that computed under UK GAAP. US GAAP also requires the actuarial valuation to be prepared as at a more recent date than UK GAAP.

(vii)   Derivative instruments and hedging activities

Under UK GAAP, gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged as itself recognised. Under US GAAP, Statement of Financial Accounting Standards NO. 133 (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities," as amended, requires that all derivative instruments be recorded on the balance sheet at their fair value. This statement became effective for P&O Princess on January 1, 2001.

(viii)  Taxes

Deferred Tax

Under UK GAAP, deferred taxes are accounted for to the extent that a reduction or increase in the tax charge due to timing differences cannot be expected with reasonable probability to continue for the foreseeable future. Under US GAAP, deferred taxes are accounted for on all temporary differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised. Deferred tax also arises in relation to the tax effect of the other US GAAP adjustments. The Group has elected to enter the UK tonnage tax regime, as a result of which temporary timing differences in respect of fixed assets within the scheme become permanent differences. The deferred tax liabilities in respect of these assets have therefore been released.

Other taxes

The Group incurred income tax in the nine month period ended September 30, 2001 as a result of a taxable gain on an intercompany transaction that was undertaken to maximise its tax efficiency. Under US GAAP, income taxes paid on intercompany profits on assets remaining within the Group must be deferred. This deferred charge is being amortised over 25 years.

(ix)    Dividends

Under UK GAAP, dividends are accounted for in the period to which they pertain, which may be earlier than the date of declaration. Under US GAAP, dividends are accounted for in the period in which they are declared.

                                  APPENDIX IV

                  Rights Attaching to the New Carnival Shares

The New Carnival Shares shall have the rights attached to Carnival's shares of common stock, par value $0.01, as described in this Appendix.

1.   General

Carnival's authorized capital stock consists of 960,000,000 shares of common stock and 40,000,000 shares of preferred stock. On 28 January 2002, there were 586,219,515 shares of common stock and no shares of preferred stock outstanding. The following description is qualified in all respects by reference to Carnival's second amended and restated articles of incorporation.

2.   Common Stock

2.1 Voting Holders of common stock vote as a single class on all matters submitted to a vote of the shareholders, with each share of common stock entitled to one vote. In the annual election of directors, the holders of common stock are not entitled to vote cumulatively.

2.2 Dividends The holders of the common stock are entitled to receive such dividends, if any, as may be declared by Carnival's board of directors in its discretion out of funds legally available to be paid as dividends. Panamanian law permits the payment of dividends to the extent of Carnival's retained earnings.

2.3 Transfer Restrictions On 8 February 2000, the United States Treasury Department issued proposed Treasury Regulations to Section 883 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code") relating to income derived by foreign corporations from the international operation of a ship or ships (which includes certain cruise ship and aircraft income). The proposed regulations provide, in general, that a foreign corporation organized in a qualified foreign country and engaged in the international operation of ships and aircraft shall exclude such income from gross income for purposes of federal income taxation provided that the corporation can satisfy certain ownership requirements, including, among other things, that its stock be publicly traded. A corporation's stock that is otherwise publicly traded will fail to satisfy this requirement if it is closely held, i.e., that 50% or more of its stock is owned by persons who each own 5% or more of the value of the outstanding shares of the corporation's stock.

     To the best of Carnival's knowledge, after due investigation, Carnival currently qualifies as a publicly traded corporation under the proposed regulations. However, because certain members of the Arison family and certain trusts established for their benefit own approximately 46.9% of Carnival Shares, there is the potential that another shareholder could acquire 5% or more of Carnival Shares which could jeopardize our qualification as a publicly traded corporation. If Carnival in the future were to fail to qualify as a publicly traded corporation, Carnival would be subject to United States income tax on income associated with Carnival's cruise operations in the United States. As a precautionary matter, in 2000, Carnival amended its articles of incorporation to ensure that Carnival will continue to qualify as a publicly traded corporation under the proposed regulations.

     Carnival's articles have been amended to provide that no one person or group of related persons, other than certain members of the Arison family and certain trusts established for their benefit, may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 4.9% of Carnival Shares, whether measured by vote, value or number. In addition, the articles generally restrict the transfer of any Carnival Shares if such transfer would cause Carnival to be subject to United States shipping income tax. In general, the attribution rules under the Internal Revenue Code applicable in determining whether a person is a 5% shareholder under the proposed regulations attribute stock:

     .   among specified members of the same family,

     . to shareholders owning 50% or more of a corporation from that corporation,

     .   among corporations that are members of the same controlled group,

     .   among grantors, beneficiaries and fiduciaries of trusts, and

     .   to partners of a partnership from that partnership.

     For purposes of this 4.9% limit, a "transfer" will include any sale, transfer, gift, assignment, devise or other disposition, whether voluntary or involuntary, whether of record, constructively or beneficially, and whether by operation of law or otherwise. The 4.9% limit will not apply to certain members of the Arison family and certain trusts established for their benefit. These shareholders will be permitted to transfer their Carnival Shares without complying with the limit so long as transfer does not cause Carnival to be subject to United States income tax on shipping operations.

     Carnival's second amended and restated articles of incorporation provide that the board of directors may waive the 4.9% limit or transfer restrictions (in any specific instance) if evidence satisfactory to Carnival's board of directors and Carnival's tax counsel is presented that such ownership will not jeopardize Carnival's status as exempt from United States income taxation on gross income from the international operation of a ship or ships, within the meaning of Section 883 of the Internal Revenue Code. The board of directors may also terminate the limit and transfer restrictions generally at any time for any reason.

     If a purported transfer or other event (including owning shares of common stock in excess of the 4.9% limit on the effective date of the proposed amendment) results in the ownership of common stock by any shareholder in violation of the 4.9% limit (or causes Carnival to be subject to United States income tax on shipping operations), such shares of common stock in excess of the 4.9% limit or which would cause Carnival to be subject to United States shipping income tax will automatically be designated as "excess shares" to the extent necessary to ensure that the purported transfer or other event does not result in ownership of common stock in violation of the 4.9% limit (or causes Carnival to become subject to United States income tax on shipping operations) and any proposed transfer that would result in such an event would be void. Any purported transferee or other purported holder of excess shares will be required to give Carnival written notice of a purported transfer or other event that would result in excess shares. The purported transferee or holders of such excess shares shall have no rights in such excess shares, other than a right to the payments described below.

     Excess shares will not be treasury stock but rather will continue to be issued and outstanding Carnival Shares. While outstanding, excess shares will be transferred to a trust. The trustee of such trust will be appointed by Carnival and will be independent of Carnival and the purported holder of the excess shares. The beneficiary of such trust will be one or more charitable organizations selected by the trustee. The trustee will be entitled to vote the excess shares on behalf of the beneficiary. If, after the purported transfer or other event resulting in excess shares and prior to the discovery by Carnival of such transfer or other event, dividends or distributions are paid with respect to such excess shares, such dividends or distributions will be repaid to the trustee upon demand for payment to the charitable beneficiary. All dividends received or other income declared by the trust will be paid to the charitable beneficiary. Upon Carnival's liquidation, dissolution or winding up, the purported transferee or other purported holder will receive a payment that reflects a price per share for such excess shares generally equal to the lesser of (i) in the case of excess shares resulting from a purported transfer, the price per share paid in the transaction that created such excess shares (or, in the case of certain other events, the market price per share for the excess shares on the date of such event), or (ii) in the case of excess shares resulting from an event other than a purported transfer, the market price for the excess shares on the date of such event.

     At the direction of the board of the directors, the trustee will transfer the excess shares held in trust to a person or persons (including us) whose ownership of such excess shares will not violate the 4.9% limit or otherwise cause Carnival to become subject to United States shipping income tax within 180 days after the later of the transfer or other event that resulted in such excess shares or Carnival becomes aware of such transfer or event. If such a transfer is made, the interest of the charitable beneficiary will terminate, the designation of such shares as excess shares will cease and the purported holder of the excess shares will receive the payment described below. The purported transferee or holder of the excess shares will receive a payment that reflects a price per share for such excess shares equal to the lesser of (i) the price per share received by the trustee and (ii) the price per share such purported transferee or holder paid in the purported transfer that resulted in the excess shares (or, if the purported transferee or holder did not give value for such excess shares (through a gift, devise or other event) a price per share equal to the market price on the date of the purported transfer or other event that resulted in the excess shares). A purported transferee or holder of the excess shares will not be permitted to receive an amount that reflects any appreciation in the excess shares during the period that such excess shares were outstanding. Any amount received in excess of the amount permitted to be received by the purported transferee or holder of the excess shares must be turned over to the charitable beneficiary of the trust.

     If the foregoing restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee or holder of any excess shares may be deemed, at our option, to have acted as an agent on our behalf in acquiring or holding such excess shares and to hold such excess shares on Carnival's behalf.

     Carnival will have the right to purchase any excess shares held by the trust for a period of 90 days from the later of (i) the date the transfer or other event resulting in excess shares has occurred and (ii) the date the board of directors determines in good faith that a transfer or other event resulting in excess shares has occurred. The price per excess share to be paid by Carnival will be equal to the lesser of (i) the price per share paid in the transaction that created such excess shares (or, in the case of certain other events, the market price per share for the excess shares on the date of such event), or (ii) the lowest market price for the excess shares at any time after their designation as excess shares and prior to the date Carnival accepts such offer.

     These provisions in Carnival's second amended and restated articles of incorporation of Carnival could have the effect of delaying, deferring or preventing a change of control of Carnival or other transaction in which Carnival's shareholders might receive a premium for their shares of common stock over the then-prevailing market price or which such holders might believe to be otherwise in their best interests. To the extent that the proposed regulations are either not adopted or are adopted in form which, in the opinion of Carnival's board of directors, does not require the proposed amendment to ensure that Carnival will maintain its income tax exemption for its shipping income, Carnival's board of directors may determine, in its sole discretion, to terminate the 4.9% limit and the transfer restrictions in the amendment.

3    Transfer Agent And Registrar

The transfer agent and registrar for Carnival Shares is First Union National
Bank.

4.   Other Provisions

Upon liquidation or dissolution, the holders of shares of common stock are entitled to receive on a proportionate basis all of Carnival's assets remaining for distribution to common stockholders. The common stock has no preemptive or other subscription rights and there are no other conversion rights or redemption or sinking fund provisions with respect to the shares. All shares of common stock that are currently outstanding are fully paid for and may not be assessed.

Neither Panamanian law nor Carnival's by-laws limit the right of non-resident or foreign owners to hold or vote shares of the common stock. While no tax treaty currently exists between the Republic of Panama and the United States, under current law Carnival believes that distributions to Carnival's shareholders are not subject to taxation under the laws of the Republic of Panama.

Under Panamanian law, Carnival's directors may vote by proxy.

                                   APPENDIX V

                      Statement of Estimated Cost Savings

Carnival expects its combination with P&O Princess will deliver cost savings of at least $100 million on an annualised basis, in the first full financial year following completion of the transaction.

Carnival expects that these cost savings will be generated principally through the application of Carnival's proven best practices to P&O Princess and does not anticipate that significant revenue synergies will be available. One time cash costs of achieving these synergies are expected to be approximately $45 million.

Carnival anticipates that the majority of these cost savings will come from the following areas:

 .    cost of sales and procurement - the application of Carnival's procurement practices to enhance the Enlarged Carnival Group's purchasing rates, particularly in respect of food and beverage, hotel supplies, concessions, excursions and port calls;

 .    rationalisation of Alaskan land based assets - a reduction in duplicated costs from the combined support infrastructure of P&O Princess' and Carnival's Alaskan land based operations; and

 .    selling, general and administrative costs - includes savings available from the rationalisation of information systems, particularly reservation systems, insurance, advertising, payroll and other administrative costs.

These savings will be generated for the benefit of both shareholders and customers. Carnival believes that the opportunities for employees will be enhanced within the combined group and does not anticipate that there will be significant redundancies as a result of this rationalisation.

In arriving at this estimate, the Carnival Board has assumed that there are comparable operations, processes and procedures within P&O Princess as within Carnival, except where publicly available information clearly indicates otherwise. In addition to Carnival management information, Carnival has used the following sources of information in arriving at this statement:

 .    P&O Princess' annual report and accounts and the annual report and accounts of its former parent, P&O;

 .    P&O Princess' quarterly results;

 .    P&O Princess' presentations to analysts and investors;

 .    documents and statements issued by P&O Princess in connection with its proposed merger with Royal Caribbean and in connection with its defence against the Revised Offer;

 .    brokers' research;

 .    other public information; and

 .    Carnival's knowledge of the industry and of P&O Princess.

In arriving at this estimate set out above, the Carnival Board has assumed that there will be no significant impact on the business of the Enlarged Carnival Group arising from any decisions made by competition authorities.

The Carnival Board has not had access to the information provided to Royal Caribbean by P&O Princess, nor has it been able to discuss the reasonableness of the assumptions supporting this estimate of cost savings with P&O Princess's management. Therefore there remain inherent risks in this forward-looking estimate.

Due to this inequality of information and the scale of the combined Carnival and P&O Princess operations, there may be additional changes to the operating procedures of the Enlarged Carnival Group. As a result, and the fact that the changes relate to the future, the resulting cost savings may be materially greater or less than those estimated.

The estimated cost savings in this document should not be interpreted to mean that the earnings per share of the Enlarged Carnival Group for the current or future financial years will necessarily match or exceed the historical published earnings per share of Carnival;

Letter from Ernst & Young

Set out below is the text of a letter from Ernst & Young relating to the Carnival statement of estimated cost savings above:

                                                                   Ernst & Young
                                                                    Becket House
                                                           1 Lambeth Palace Road
                                                                          London
                                                                         SE1 7EU

The Directors
Carnival Corporation
Carnival Place
3655 Northwest 87th Avenue
Miami FL 33178-2428

UBS Warburg Ltd.
1 Finsbury Avenue
London EC2M 2PP

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ

31 January 2002

Dear Sirs

          Revised Offer for P&O Princess Cruises plc ("P&O Princess")

We refer to the statement regarding the estimate of cost savings ("the Statement") made by Carnival Corporation ("Carnival") set out in this document.

Responsibility

The Statement is the responsibility of the Directors of Carnival ("the Directors"). It is our responsibility and that of UBS Warburg Ltd. ("UBSW") and Merrill Lynch International ("Merrill Lynch") to form respective opinions, as required by Note 8(b) to Rule 19.1 of the City Code on Takeovers and Mergers ("the Code"), as to whether the Statement has been made by Carnival with due care and consideration.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board.

We have reviewed the relevant bases of belief (including sources of information) and calculations underlying the Statement. We have discussed the Statement together with the relevant bases of belief (including sources of information) with the Directors and those officers and employees of Carnival who developed the underlying plans and with UBSW and Merrill Lynch. Our work did not involve any independent examinations of any of the financial or other information underlying the Statement.

We do not express any opinion as to the achievability of the cost savings identified by the Directors.

Opinion

In our opinion, based on the foregoing, the Statement by Carnival has been made with due care and consideration, in the context in which it was made.

Our work in connection with the Statement has been undertaken solely for the purposes of reporting under Note 8(b) to Rule 19.1 of the Code to the Directors, to UBSW and to Merrill Lynch. We accept no responsibility to P&O Princess or its shareholders or any other person (other than the Directors, UBSW and Merrill Lynch) in respect of, arising out of or in connection with that work.

Yours faithfully

Ernst & Young LLP

Letter from Merrill Lynch and UBS Warburg

Set out below is the text of a letter from Merrill Lynch and UBS Warburg relating to the Carnival statement of estimated cost savings above:

Merrill Lynch International                                UBS Warburg Ltd.
2 King Edward Street                                       1 Finsbury Avenue
London                                                     London
EC1A 1HQ                                                   EC2M 2PP
Registered in England                                      Registered in England
No. 2312079                                                No. 2035362

The Directors
Carnival Corporation
Carnival Place
3655 Northwest 87th Avenue
Miami
FL 33178-2428

31 January 2002

Dear Sirs,

          Revised Offer for P&O Princess Cruises plc ("P&O Princess")

We refer to the statement of estimated cost savings (the "Statement") made by Carnival Corporation ("Carnival") set out in this document for which the Directors of Carnival are solely responsible.

We have discussed the Statement, together with the relevant bases of belief (including sources of information), with the Directors of Carnival and those officers and employees of Carnival who developed the underlying plans. We have also reviewed the work carried out by Ernst & Young and have discussed with them the conclusions stated in their letter of 31 January 2002 addressed to yourselves and ourselves on this matter.

We have relied upon the accuracy and completeness of all the financial and other information reviewed by us and have assumed such accuracy and completeness for the purposes of rendering this letter.

We do not express any opinion as to the achievability of the estimated cost savings identified by Carnival.

This letter is provided solely to the Directors of Carnival in connection with
Note 8(b) of Rule 19.1 of the City Code on Takeovers and Mergers and for no other purpose. We accept no responsibility to P&O Princess or its shareholders or any other person other than the Directors of Carnival in respect of this letter.

On the basis of the foregoing, we consider that the Statement, for which the Directors of Carnival are solely responsible, has been made with due care and consideration in the context in which it was made.

Yours faithfully,

For and on behalf of                                      For and on behalf of
Merrill Lynch International                               UBS Warburg Ltd.

Philip Yates                                              Tom Cooper
Managing Director                                         Managing Director

Stuart Faulkner                                           Mihiri Jayaweera
Vice President                                            Executive Director

                                  APPENDIX VI

                        Financial Effects of Acceptance

Based on the New York Stock Exchange closing price of a Carnival Share of $27.05 on 29 January 2002, the latest practicable date prior to announcement of the Revised Offer, and an exchange rate of $1:(Pounds)0.709, the Revised Offer values each P&O Princess Share at 515 pence and the entire existing share capital of P&O Princess at approximately (Pounds)3.6 billion.

The Revised Offer represents:

 .   a premium of 62.4 per cent. to the closing middle market price of 317 pence per P&O Princess Share on 19 November 2001, the last business day prior to the announcement of the Royal Caribbean Proposal;

 .   a premium of 29.0 per cent. to the closing middle market price of 399 pence per P&O Princess Share on 29 January 2002, the last business day prior to the date of the announcement of the Revised Offer; and

 .   a premium of 34.5 per cent. to the current "look through" price of
    P&O Princess under the Royal Caribbean Proposal.

The following tables set out, for illustrative purposes only and on the bases and assumptions set out in the notes below, the financial effects on capital value and gross income for a holder of 100 P&O Princess Shares accepting the Revised Offer if the Revised Offer becomes or is declared unconditional in all respects:

A.  Increase/(decrease) in capital value under the terms of the Revised Offer
                                                                                   Notes     (Pounds)
    Market value of 26.84 New Carnival Shares                                      (i)       514.65
                                                                                             ------
    Less market value of 100 P&O Princess Shares                                   (ii)      399.00
                                                                                             ------
    Increase/(decrease) in capital value                                                     115.65
                                                                                             ------
    This represents and increase/(decrease) of                                                   29%

B.  Increase/(decrease) in gross income under the terms of the Revised Offer
                                                                                   Notes     $
    Gross dividend income on 26.84 New Carnival Shares                             (iii)      11.27
                                                                                             ------
    Less gross dividend income on 100 P&O Princess Shares                          (iv)       12.00
                                                                                             ------
    Increase/(decrease) in gross income                                                       (0.73)
                                                                                             ------
    This represents and increase/(decrease) of                                                   (6%)

Notes:
(i) The market value of the New Carnival Shares is based on the New York Stock Exchange closing price of $27.05 per Carnival Share on 29 January 2002, being the latest practicable date before the publication of this document.

(ii) The market value of the P&O Princess Shares is based on the closing price of 399 pence per P&O Princess Share on 29 January 2002, being the latest practicable date before the publication of this document.

(iii) The dividend income from the New Carnival Shares is based on a dividend of 42 cents per Carnival Share for the financial year ended 30 November 2001.

(iv) The dividend income from P&O Princess Shares is based on aggregate dividends of 12 cents per P&O Princess Share for the last twelve months ended 30 September 2001.

(v) In assessing the financial effects of acceptance of the Revised Offer, no account has been taken of the treatment of any fractions or of any potential liability to taxation of a P&O Princess Shareholder.

                                  APPENDIX VII

                        Bases and Sources of Information

Unless otherwise stated: (i) information relating to Carnival has been extracted from the relevant published audited financial statements and SEC filings of Carnival; (ii) information relating to Royal Caribbean has been extracted from the relevant published audited financial statements and SEC filings of Royal Caribbean; (iii) information relating to P&O Princess has been extracted from the relevant published annual reports and accounts, interim reports and SEC filings of P&O Princess; and (iv) information relating to the Royal Caribbean Proposal is based upon the information contained in the P&O Princess Circular and related documents.

Share prices for Carnival, P&O Princess and Royal Caribbean are taken from Bloomberg.

The $1:(Pounds)0.709 exchange rate is the World Market rate as published in the Financial Times on 29 January 2002.

The Royal Caribbean Proposal "look through" value is based upon the Royal Caribbean closing price on 29 January 2002 of $18.70 and an exchange ratio of
3.46386 P&O Princess Shares per Royal Caribbean Share as per the Implementation Agreement dated 19 November 2001 between P&O Princess and Royal Caribbean.

References to the value of the Revised Offer for the entire existing share capital of P&O Princess are based upon the Carnival closing price on 29 January 2002 of $27.05 and the 692,632,324 50 cent ordinary shares in issue (by reference to the Royal Caribbean/P&O Princess Implementation Agreement).

References to the amount of cash of approximately $2.4 billion required to satisfy the Partial Cash Alternative are based upon the entire existing share capital of P&O Princess of 692,632,324 50 cent ordinary shares in issue (by reference to the Royal Caribbean/P&O Princess Implementation Agreement).

References to Royal Caribbean's credit ratings are based on Bloomberg and Standard & Poors Ratings Direct 20 November 2001.

EBITDA is unadjusted operating income plus depreciation and amortisation. Enterprise value is the market value of equity plus net debt, minorities and preferred stock. The market capitalisations for P&OPrincess and Royal Caribbean are based on 692,632,324 and 192,300,104 shares outstanding respectively as stated in the P&O Princess Circular. All market capitalisations are based on share prices as at 19 November 2001. The EV/EBITDA multiple is the enterprise value divided by the EBITDA for that financial period.

EBITDA/cash interest expense, or interest cover, is calculated by dividing EBITDA by the sum of net interest expense and capitalised interest.

Net margin is calculated as net income divided by revenues.

The P/E multiple is the share price on the last day of the financial period divided by the earnings per share for that financial period.

The relevant financial period for the last twelve months multiples is the twelve months ended 30 September 2001 for Royal Caribbean and P&O Princess and the twelve months ended 31 August 2001 for Carnival.

The average current and forward P/Es for Royal Caribbean since flotation are sourced from Factset. This data is only available for the period from 1 July 1993.

The implied value of P&O Princess is calculated using earnings per share forecasts based on Salomon Smith Barney research dated 29 November 2001 derived from the equalisation ratio as stated in the P&O Princess Circular and assuming $100 million of synergies taxed at the 2000 effective rate.

Total shareholder returns are sourced from Datastream as at 29 January 2002, the last practicable date prior to the date of the announcement of the Revised Offer. Datastream calculates the total shareholder return, assuming gross dividend income is reinvested in additional shares.

References to the return on invested capital likely to be generated by the Royal Caribbean Proposal are calculated based on Salomon Smith Barney research dated 29 November 2001, using forecasts disclosed therein. Return on invested capital is defined as return on average invested capital and is calculated by dividing EBIT, taxed at the effective tax rate, by the average opening and closing total debt plus shareholder equity plus minority interests plus preferred stock balances, adjusted for the cumulative post-tax effect of synergies. Total debt is the sum of long term debt and current portion of long term debt.

The calculations underlying the estimate of financial penalties incurred if Carnival were to acquire P&O Princess before the Joint Venture is terminated are set out in Carnival's announcement of 8 January 2002.

The P&O Princess earnings contribution pre-synergies is calculated as P&O Princess' net income divided by the sum of P&O Princess's net income and Royal Caribbean's net income for the particular year.

                                                       P&O Princess earnings
                                                     contribution pre synergies
                     Date                            2002                  2003
SSSB                 29 November 2001                64.4%                 57.7%
Bear Stearns         9 / 21 November 2001            53.0%                 57.7%
MSDW                 21 November 2001                59.5%                 45.7%
UBSW                 5 December 2001                 65.5%                 59.6%

In the case of the Bear Stearns projections, net income has been calculated by multiplying the stated earnings per share by the stated number of shares outstanding. The source of each set of projections is a research note published on the date shown in the table.

Book value per share is calculated by multiplying the forecast shareholder equity for the DLC by the P&O Princess share of the DLC economics, and then dividing this number by the number of P&O Princess Shares outstanding. The forecast for shareholder equity is sourced from Salomon Smith Barney research dated 29 November 2001.

Weighted average cost of capital is calculated by adding the weighted cost of debt and equity. The weighting of the cost of debt is calculated by dividing total debt by the sum of total debt plus market value of equity for the period in question. The weighting of the cost of equity is calculated by subtracting the weighting of the cost of debt from 100 per cent. The cost of debt is calculated by taking the average of the yield-to-maturity of outstanding public bonds as at 29 January 2002. For Royal Caribbean, the source used is Advantage Data and for P&O Princess the source is Bloomberg. The cost of equity is calculated by multiplying the appropriate market risk premium by the beta of the company in question and adding this to the risk-free rate. The source for the betas used in the analysis above is Barra. The market risk premium is assumed to be 5 per cent. for both Royal Caribbean and P&O Princess.

The figure for outbound European holiday volume and the number of European cruise holidays in 2000 are sourced from the "Cruise Industry Statistical Review 2001", published by G.P. Wild (International) Limited in November 2001. The figure for US leisure travellers in 2000 (260 million) is sourced from Travel Industry Association. The number of cruise passengers in 2000 (7 million), is sourced from Cruise Line Industry Association.

The percentage of the vacation market accounted for by the cruise industry is calculated by dividing the outbound European holiday volume by the number of European cruise holidays in 2000.

The combined market share of Carnival and P&O Princess in the EEA is based on information about the total market obtained from the "Cruise Industry Statistical Review 2001", published by G.P. Wild (International) Limited in November 2001 and the Passenger Shipping Association (PSA) "Annual Cruise Market Digest UK Europe 2000"; the market share of Carnival is derived from internal management sources and that of P&O Princess is based on Carnival estimates.

The market shares of the cruise segment in the UK and Germany for Royal Caribbean and P&O Princess are extracted from an equity research report published by Deutsche Bank on 11 December 2001. The market share of Carnival is derived from internal management sources.

                                 APPENDIX VIII

                             ADDITIONAL INFORMATION

1.    RESPONSIBILITY

The directors of Carnival, whose names are set out in paragraph 2(b) below, accept responsibility for the information contained in this document, save that the only responsibility accepted by them for the information contained in this document relating to P&O Princess and Royal Caribbean and its directors, which has been compiled from published sources, is to ensure that such information has been correctly and fairly reproduced and presented. To the best of the knowledge and belief of the directors of Carnival (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they take responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.    DIRECTORS AND REGISTERED OFFICES

(a)   Offices

The principal executive office of Carnival is at 3655 N.W. 87th Avenue, Miami, Florida 33178-2428, USA. The registered office of Carnival is c/o Marcela de Perez, 10 Elvira Mendez Street, Interseco Building, 8th Floor, Post Office Box 7440, Panama 5, Republic of Panama.

(b)   Directors of Carnival

The directors of Carnival are:

Micky Arison Mr. Arison has been Chairman of the Board of Directors since October 1990 and a director since June 1987. He has been Chief Executive Officer of the Company since 1979.

Shari Arison Ms. Arison was a director from June 1987 until July 1993. Ms. Arison was reappointed to the Carnival Board in June 1995. Ms. Arison is Chairman of Arison Holdings (1998) Ltd., a holding company which invests in banking, real estate, communications and technology companies, and a member of the Board of Directors of Bank Hapoalim, the largest bank in Israel. She is also the Chairman of the Board of Trustees of the Arison Foundation, Inc. and the Ted Arison Charitable Foundation. She is also part owner of Shargad Orchanim Ltd., which together with its affiliates, owns and manages highway service centers in Israel.

Maks L. Birnbach Mr. Birnbach has been a director since July 1990. Mr. Birnbach has been the owner and Chairman of the Board of Fullcut Manufacturers Inc., a New York wholesale importer and exporter of diamonds. Mr. Birnbach is also a director of the Diamond Manufacturers and Importer Association located in New York.

Ambassador Richard G. Capen, Jr. Ambassador Capen has been a director since April 1994. He is currently a corporate director, author and business consultant. Ambassador Capen was the Chairman and Publisher of the Miami Herald from 1983 to 1989. Ambassador Capen is a member of the Board of Directors of the Economy Fund, Smallcap Fund and Fixed Income Fund of The Capital Group.

Robert H. Dickinson Mr. Dickinson has been a director since June 1987. Mr. Dickinson was Senior Vice President-Sales and Marketing of the Carnival Cruise Lines division of Carnival from 1979 through May 1993. Since May 1993, Mr. Dickinson has served as President and Chief Operating Officer of Carnival Cruise Lines.

Arnold W. Donald Mr. Donald has been a director since January 2001. Since March 2000, Mr. Donald has been the Chairman and Chief Executive Officer of Merisant Company, a manufacturer and marketer of tabletop sweetener products, including the Equal-Registered Trademark and Canderel-Registered Trademark brands. He is a member of the Board of Directors of Crown Cork & Seal Company, Inc., Belden, Inc. and The Scotts Company.

James M. Dubin Mr. Dubin has been a director since July 1995. Mr. Dubin is a Partner with the law firm of Paul, Weiss, Rifkind, Wharton & Garrison. Mr. Dubin is also a member of the Board of Directors of Conair Corporation and Change Technology Partners, Inc.

Howard S. Frank Mr. Frank has been Vice Chairman of the Board of Directors since October 1993 and a director since April 1992. He was appointed Chief Operating Officer in January 1998. From 1989 to January 1998, he was Chief Financial Officer and Chief Accounting Officer of Carnival.

A. Kirk Lanterman Mr. Lanterman is a Certified Public Accountant and has been a director since April 1992. He has been Chairman of the Board, President and Chief Executive Officer of Holland America Line-Westours Inc. since August 1999.

Modesto A. Maidique Mr. Maidique has been a director since April 1994. He has been President of Florida International University since 1986. Dr. Maidique has also served as Vice President and General Manager of the Semiconductor Division of Analog Devices, Inc. which he co-founded in 1969, as President and Chief Executive Officer of Gerome Therapeutics Collaborative Research, Inc., a genetics engineering firm, and as General Partner of Hambrecht & Quist, a venture capital firm. Dr. Maidique is a director of National Semiconductor, Inc.

Stuart Subotnick Mr. Subotnick has been a director since July 1987. Mr. Subotnick has been a general partner and the Executive Vice President of Metromedia Company since July 1986. He is a director of Metromedia International Group, Inc., Metromedia Fiber Networks Inc. and Big City Radio Inc.

Sherwood M. Weiser Mr. Weiser has been a director since July 1987. Mr. Weiser has been, since its formation in 1998, Chairman of the Board and Chief Executive Officer of CRC Holdings, Inc. (d/b/a Carnival Resorts & Casinos). Mr. Weiser is a member of the Board of Directors of Mellon United National Bank, Wyndham International, Inc. and Interstate Hotels Corporation and a trustee of the University of Miami.

Meshulam Zonis Mr. Zonis has been a director since June 1987. Mr. Zonis served as Senior Vice President-Operations of Carnival Cruise Lines from 1979 until his retirement in December 2000.

Uzi Zucker Mr. Zucker has been a director since July 1987. Mr. Zucker joined Bear, Stearns & Co. in 1967 and was a Limited Partner until 1982 and has been a General Partner thereafter. Mr. Zucker has been a Senior Managing Director of Bear, Stearns & Co. Inc. since 1985. He is a director of Conair Corporation, Jerusalem Economic Corporation Ltd., Alliance Tire Company Ltd. and Industrial Buildings Corporation Ltd.

c)    Directors of P&O Princess

The Directors of P&OPrincess and their respective functions are:

Director                                    Function

The Lord Sterling of Plaistow, CBE          Chairman
Peter Foy                                   Deputy Chairman
Peter Gervis Ratcliffe                      Chief Executive Officer
Nicholas Lawrence Luff                      Chief Financial Officer
Baroness Hogg                               Non-Executive Director
Sir John Parker                             Non-Executive Director
Horst Rahe                                  Non-Executive Director

3.    STOCK EXCHANGE QUOTATIONS

The following table sets out the closing middle market quotations for a P&O Princess Share as derived from the London Stock Exchange Daily Official List and for a Carnival Share as derived from the New York Stock Exchange, and the closing sale price on the New York Stock Exchange for P&O Princess ADSs and Carnival Shares for the first dealing day in each of the six months immediately prior to the date of this document, for 14 December 2001 (being the last dealing day prior to the commencement of the Offer Period) and for 29 January 2002 (being the latest practicable date prior to the publication of this document):

Date                       P&O Princess        P&O Princess      Carnival Shares
                        Share price (p)     ADSs price (US)         $price (US$)
1 August 2001                     374.0               21.83                32.82
3 September 2001                  371.5               21.97                30.85
1 October 2001                    222.0               13.30                21.55
1 November 2001                   238.0               14.74                22.65
3 December 2001                   358.0               20.63                26.24

Date                       P&O Princess        P&O Princess      Carnival Shares
                        Share price (p)     ADSs price (US)         $price (US$)
14 December 2001                  360.0               21.04                27.30
2 January 2002                    399.8               23.21                27.65
29 January 2002                   399.0               22.60                27.05

4.    SHAREHOLDINGS AND DEALINGS

(a)   Definitions and references

For the purposes of this Appendix VII:

      (i) "disclosure period" means the period commencing on 16 December 2000 (being the date twelve months prior to the commencement of the offer period) and ending on 29 January 2002 (being the latest practicable date prior to the publication of this document);

      (ii) "relevant securities" means Carnival Shares or, as the case may be, P&O Princess Shares and P&O Princess ADSs or any other securities of Carnival or P&O Princess convertible or exchangeable into, or rights to subscribe for, or options (including traded options) in respect of, or derivatives referenced to, such shares.

(b)   Interests and dealings in P&O Princess Shares

      (i) At the close of business on 29 January 2002 (being the latest practicable date prior to the publication of this document), Carnival had no interest in P&O Princess Shares or P&O Princess ADSs.

      (ii) At the close of business on 29 January 2002 (being the latest practicable date prior to the publication of this document), A. Kirk Lanterman a director of Carnival had beneficial interest in 10,000 P&O Princess ADSs.

      (iii) The following dealings for value in relevant securities of P&O Princess by Merrill Lynch Pierce, Fenner & Smith Incorporated presumed to be acting in concert with Carnival have taken place during the disclosure period:

              Merrill Lynch Pierce, Fenner & Smith Incorporated

              P&O Princess Shares

              Date                   Transaction          Number      Price ($)
              22 December 2000          Purchase             500          3.800
              27 December 2000          Purchase             500          3.800
              27 December 2000              Sale             500          3.819
              28 December 2000              Sale             500          4.006
              13 February 2001          Purchase             900          5.125
              14 February 2001              Sale             900          5.125
              13 March 2001             Purchase             887          4.625
              14 March 2001                 Sale             887          4.753
              29 March 2001                 Sale           1,000              4
              30 March 2001             Purchase           1,000          3.947
              17 April 2001             Purchase           1,218            3.9
              17 April 2001                 Sale          20,000          4.158
              18 April 2001                 Sale           1,218          4.068
              2 May 2001                    Sale             158          4.738
              14 May 2001               Purchase             100           4.35
              15 May 2001                   Sale             100          4.615
              16 May 2001               Purchase             500            4.5
              17 May 2001                   Sale             500          4.733
              16 August 2001                Sale           1,063          5.397
              14 November 2001          Purchase              34              4
              14 December 2001              Sale              37          5.301

        P&O Princess ADRs

        Date                       Transaction                 Number             Price ($)
        15 October 2001               Purchase                 31,500                13.34
        15 October 2001               Purchase                  7,500                13.35
        15 October 2001               Purchase                 25,000                 13.7
        15 October 2001               Purchase                 25,000                14.06
        16 October 2001               Purchase                  5,000                 13.6
        22 October 2001               Purchase                    200                 11.6
        22 October 2001               Purchase                  7,300                 11.6
        22 October 2001                   Sale                 50,000                 11.6
        23 October 2001                   Sale                    100                12.05
        24 October 2001                   Sale                  2,400                13.05
        24 October 2001                   Sale                  1,000                 13.1
        24 October 2001                   Sale                  3,500                 13.1
        24 October 2001                   Sale                    500                 13.2
        17 January 2002               Purchase                 21,000                24.45
        17 January 2002                   Sale                  1,000                24.40
        17 January 2002                   Sale                    200                24.20
        17 January 2002                   Sale                    200                24.20
        17 January 2002                   Sale                  5,000                24.12
        18 January 2002                   Sale                  3,000                23.25
        18 January 2002                   Sale                    700                22.92
        18 January 2002                   Sale                  1,100                23.05
        18 January 2002                   Sale                    200                23.18
        18 January 2002                   Sale                    200                23.00
        18 January 2002                   Sale                    200                23.10
        22 January 2002                   Sale                  2,500                22.65
        22 January 2002                   Sale                    200                22.71
        22 January 2002                   Sale                    200                22.65
        22 January 2002                   Sale                    800                22.75
        22 January 2002                   Sale                    400                22.66
        22 January 2002                   Sale                    900                22.70
        22 January 2002                   Sale                  2,200                22.67
        22 January 2002                   Sale                    600                22.73
        22 January 2002                   Sale                  1,200                22.65
        22 January 2002                   Sale                    200                22.66

(c)   Interests and dealings in Carnival Shares

      (i) As at the close of business on 29 January 2002 (being the latest practicable date prior to the publication of this document), the interests, all of which were beneficial, of the directors of Carnival, their immediate families and related trusts in Carnival Shares and options to subscribe for Carnival Shares were as follows:

            Carnival Shares
            Owner                                                            Number
            Birnbach Maks                                                    21,700
            Birnbach Maks, as trustee for the estate under the will
            of Norman Salit                                                  8,500
            Birnbach Maks, as trustee for the Fullcut Manufacturers, Inc.
            Employee Pension Fund                                            1,000
            Capen Mrs.                                                       802
            Capen Trust                                                      17,000
            Dickinson Enterprises Limited Partnership                        279,486.3869
            Dickinson Robert H.                                              1,410.7289
            Dubin James                                                      1,000
            Dubin James (disclaimed)*                                        145,695,533
            The Arnold and Hazel Donald Charitable Trust                     1,800
            Frank Howard S.                                                  282,904
            Mrs. Frank                                                       9,600
            Jackson S. Woolworth Irrevocable Trust                           1,302
            Lanterman A. Kirk                                                161,918.6535
            Helen K. Lanterman Trust                                         8,000
            Subotnick Stuart                                                 60,000
            Weiser Sherwood                                                  8,000
            Mrs. Weiser                                                      4,000
            Zonis Meshulam                                                   533,042.0236
            Zucker Uzi                                                       60,000

            *By virtue of being the sole shareholder of JMD Delaware Inc., JMD Protector and Bellute Limited, Mr Dubin may be deemed to own the aggregate of 145,695,533 shares of common stock beneficially owned by such entities, as to which he disclaims beneficial ownership.

            Micky Arison, the Chairman of the Board and Chief Executive Officer of the Company, certain other members of the Arison family and trusts for their benefit (collectively, the "Principal Shareholders"), beneficially own shares representing approximately 47% of the voting power of the common stock. The table sets out the ownership of the Principal Shareholders. See footnote (2) below for a description of the group comprised of members of the Arison family and other persons and entities affiliated with them.

            The number of shares beneficially owned by each entity, person, director or executive officer is determined under rules of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shares voting power or investment power and also any shares which the individual has the right to acquire as of April 20, 2002 (60 days after the record date of February 19, 2002) through the exercise of any stock option or other right.

          Owner                                                                   Number         Percentage of
                                                                                                 Share Capital
          Micky Arison                                                 227,459,671(2)(3)                 38.9%
          Marilyn Arison                                                    3,653,168(2)                     *
          Shari Arison                                                   4,001,200(2)(4)                     *
          MA 1994 B Shares, L.P.                                       106,114,284(2)(5)                 18.1%
          MA 1994 B Shares, Inc.                                       106,114,284(2)(5)                 18.1%
          JMD Delaware, Inc. as Trustee for the
          Micky Arison 1994 "B" Trust                                  106,114,284(2)(5)                 18.1%
          MA 1997 Holdings, L.P.                                         6,042,187(2)(6)                     *
          MA 1997 Holdings, Inc.                                         6,042,187(2)(6)                     *
          JMD Delaware, Inc. as Trustee for the
          Micky Arison 1997 Holdings Trust                               6,042,187(2)(6)                     *
          The Royal Bank of Scotland Trust Company (Jersey)
          Limited as Trustee of the Ted Arison 1992
          Irrevocable Trust for Lin No. 2                               46,145,830(2)(7)                  7.9%
          Balluta Limited as Trustee for the Shari Arison
          Irrevocable Guernsey Trust                                        5,102,708(2)                     *
          Cititrust (Jersey) Limited as Trustee for the
          Ted Arison 1994 Irrevocable Trust For Shari No. 1             76,787,525(2)(7)                 13.1%
          JMD Protector, Inc.                                          122,683,355(2)(7)                 21.0%
          JMD Delaware, Inc. as Trustee for the
          Continued Trust for Micky Arison                                  1,959,010(2)                     *
          JMD Delaware, Inc. as Trustee for the
          Continued Trust for Shari Arison Dorsman                          4,759,010(2)                     *
          JMD Delaware, Inc. as Trustee for the
          Continued Trust for Michael Arison                                4,759,010(2)                     *
          JMD Delaware, Inc. as Trustee for the
          Marilyn B. Arison Irrevocable Delaware Trust                   1,432,440(2)(8)                     *
          JMD Delaware, Inc. as Trustee for the Michael
          Arison 1999 Irrevocable Delaware Trust                            1,000,000(2)                     *
          MBA I, L.L.C.                                                  1,432,440(2)(8)                     *
          TAMMS Investment Company
          Limited Partnership                                               3,653,168(2)                     *
          TAMMS Management Corporation                                      3,653,168(2)                     *
          The Ted Arison Family Foundation USA, Inc.                        2,250,000(2)                     *
          James M. Dubin                                                  145,696,533(9)                 24.9%

*    Less than one percent.

          (1) In accordance with the rules promulgated by the SEC, such ownership includes shares currently owned as well as shares which the named person has the right to acquire beneficial ownership of within 60 days, including through the exercise of options, warrants or other rights, or through the conversion of a security, but such shares are not deemed outstanding for computing the percentage of any other person. Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities.

          (2) Micky Arison, Shari Arison and the other Arison family entities named that own shares of common stock have filed a joint statement on Schedule 13D with respect to the shares of common stock held by such persons. TAMMS Investment Company Limited Partnership ("TAMMS") owns 3,653,168 shares of common stock. TAMMS' general partner is TAMMS Management Corporation ("TAMMS Corp."), which is wholly-owned by Marilyn Arison. TAMMS' limited partners are various trusts established for the benefit of certain members of Micky Arison's family, including Shari Arison and Marilyn Arison (the "Family Trusts"). By virtue of the limited partnership agreement of TAMMS, TAMMS Corp. may also be deemed to beneficially own such 3,653,168 shares of common stock. By virtue of their interests in TAMMS, JMD Delaware, Inc. and Balluta Limited, as trustees of certain of the Family Trusts, may be deemed to beneficially own the portion of the 3,653,168 shares of common stock held by TAMMS which corresponds to their respective partnership interest in TAMMS. Such amounts are included in the number of shares set forth next to their names in the table above. Because Marilyn Arison beneficially owns all of the capital stock of TAMMS Corp., she may be deemed to beneficially own all of the 3,653,168 shares of common stock owned by TAMMS; however, she disclaims beneficial ownership of 2,620,728 of such shares of common stock (those owned by partners of TAMMS other than TAMMS Corp. and MBA I, L.L.C. ("MBA I")). Because of his position as President of TAMMS Corp., Micky Arison may be deemed to beneficially own the 3,653,168 shares of common stock owned by TAMMS; however, Micky Arison disclaims beneficial ownership of all such shares which are beneficially owned by TAMMS.

          (3) Includes (i) 264,000 shares of common stock issuable to Micky Arison upon his exercise of stock options granted to him in May 1995 and January 1998, 1999, 2000 and 2001, (ii) 3,653,168 shares of common stock held by TAMMS (see Note 2 above), (iii) 6,042,708 shares of common stock held by the MA 1997 Holdings, L.P., (iv) 106,114,284 shares of common stock held by the MA 1994 B Shares, L.P., (v) 93,847,639 shares of common stock held by the Ted Arison 1992 Irrevocable Trust for Lin No. 2, Ted Arison 1994 Irrevocable Trust For Shari No. 1 and the Continued Trust for Michael Arison by virtue of the authority granted to Micky Arison under the last will of Ted Arison, and (vi) 17,538,393 shares of common stock held by The 1997 Irrevocable Trust for Micky Arison, all of which may be deemed to be beneficially owned by Micky Arison. However, Micky Arison disclaims beneficial ownership of all such shares owned by TAMMS.

          (4) Under the terms governing the Shari Arison Irrevocable Guernsey Trust, Shari Arison has the sole right to vote and direct the sale of the 4,000,000 shares of common stock held directly by such trust. Includes 1,200 shares of common stock owned by Shari Arison's minor children as to which she disclaims beneficial ownership.

          (5)  MA 1994 B Shares, L.P. ("MA 1994, L.P.") owns 106,114,284 shares of common stock. The general partner of MA 1994, L.P. is MA 1994 B Shares, Inc. ("MA 1994, Inc."), which is wholly-owned by the Micky Arison 1994 "B" Trust, a trust established for the benefit of Micky Arison and his heirs (the "B Trust"). The sole limited partner of MA 1994, L.P. is the B Trust. By virtue of the limited partnership agreement of MA 1994, L.P., MA 1994, Inc. may be deemed to beneficially own all such 106,114,284 shares of common stock. By virtue of the B Trust's interest in MA 1994, L.P., the B Trust may be deemed to beneficially own all such 106,114,284 shares of common stock. Under the terms of the instrument governing the B Trust, Micky Arison has the sole right to vote and direct the sale of the common stock indirectly held by the B Trust. The trustee of the B Trust is JMD Delaware, Inc., a corporation wholly-owned by James M. Dubin.

          (6)  MA 1997 Holdings, L.P. ("MA 1997, L.P.") owns 6,042,708 shares of common stock. The general partner of MA 1997, L.P. is MA 1997 Holdings, Inc. ("MA 1997, Inc."), which is wholly-owned by the Micky Arison 1997 Holdings Trust, a trust established for the benefit of Micky Arison and his heirs (the "MA 1997 Trust"). The sole limited partner of MA 1997, L.P. is the MA 1997 Trust. By virtue of the limited partnership agreement of MA 1997, L.P., MA 1997, Inc. may be deemed to beneficially own all of such 6,042,708 shares of common stock. By virtue of the MA 1997 Trust's interest in MA 1997, L.P., the MA 1997 Trust may be deemed to beneficially own all such 6,042,708 shares of common stock. Under the terms of the instrument governing the MA 1997 Trust, Micky Arison has the sole right to vote the common stock indirectly held by the MA 1997 Trust. The trustee of the MA 1997 Trust is JMD Delaware, Inc., a corporation wholly owned by James
               M. Dubin. Each of JMD Delaware, Inc. and Mr. Dubin may be deemed to beneficially own the common stock indirectly held by the MA 1997 Trust. Each of JMD Delaware, Inc. and Mr. Dubin disclaims beneficial ownership of all such shares which are beneficially owned by the MA 1997 Trust.

(7) JMD Protector, a Delaware corporation, is the protector of the Ted Arison 1994 Irrevocable Trust for Shari No. 1, Ted Arison 1992 Irrevocable Trust for Lin No. 2 and Ted Arison Charitable Trust and has certain voting and dispositive rights with respect to the common stock held by such trusts.

(8) MBA I owns 400,000 shares of common stock and a limited partnership interest in TAMMS (See Note 2 above). MBA I may be deemed to own 1,000,000 shares of common stock held by TAMMS which corresponds to its respective partnership interest in TAMMS. The Marilyn B. Arison Irrevocable Delaware Trust (the "Irrevocable Trust") owns a controlling interest in MBA I; therefore, the Irrevocable Trust may be deemed to beneficially own all such 1,400,000 shares of common stock.

(9) By virtue of being the sole shareholder of JMD Delaware, Inc., JMD Protector and Balluta Limited, Mr. Dubin may be deemed to own the aggregate of 145,695,533 shares of common stock beneficially owned by such entities, as to which he disclaims beneficial ownership.

Options

                 Options       Options        Options       Options          Expiry          Option
                 granted     outstanding      vested      exercisable         date           price
Owner                                                                                        (US$)
Micky
Arison          2,000,000              0     2,000,000              0      30/05/2005      11.250000
Micky
Arison            120,000        120,000        72,000         72,000      12/01/2008      26.406250
Micky
Arison            120,000        120,000        48,000         48,000      11/01/2009      45.375000
Micky
Arison            120,000        120,000        24,000         24,000      26/01/2010      43.562500
Micky
Arison            240,000        240,000             0              0      08/01/2011      29.812500
Micky
Arison            120,000        120,000             0              0      08/10/2011      22.570000
Total
M Arison        2,720,000        720,000     2,144,000        144,000

Birnbach
Maks               20,000         20,000        20,000         20,000      13/07/2010      20.375000
Birnbach
Maks                6,000          6,000             0              0      17/04/2011      25.915000
Birnbach
Maks                6,000          6,000             0              0       8/10/2011      22.570000
Total
M. Birnbach        32,000         32,000        20,000         20,000

                  Options        Options          Options       Options          Expiry          Option
                  granted      outstanding         vested     exercisable         date            price
Owner                                                                                             (US$)
Capen
Richard            20,000           20,000         20,000          20,000       19/04/2009       46.875000
Capen
Richard             6,000            6,000              0               0       17/04/2011       25.915000
Capen
Richard             6,000            6,000              0               0       08/10/2011       22.570000
Total
R. Capen           32,000           32,000         20,000          20,000

Dickinson
Robert H.          80,000           80,000         64,000          64,000       01/08/2007       21.187500
Dickinson
Robert H.          80,000           80,000         48,000          48,000       01/08/2008       37.937500
Dickinson
Robert H.          64,000           64,000         25,600          25,600       01/08/2009       45.875000
Dickinson
Robert H.          80,000           80,000         16,000          16,000       01/08/2010       18.906250
Dickinson
Robert H.          80,000           80,000         16,000          16,000       08/01/2011       29.812500
Dickinson
Robert H.          80,000           80,000              0               0       01/08/2011       33.035000
Dickinson
Robert H.          80,000           80,000              0               0       08/10/2011       22.570000
Total
R. Dickinson      544,000          544,000        169,600         169,600

Donald
Arnold W.           6,000            6,000              0               0       17/04/2011       25.915000
Donald
Arnold W.           6,000            6,000              0               0       08/10/2011       22.570000
Total
A. Donald          12,000           12,000              0               0

Frank
Howard S.         800,000          400,000        800,000         400,000       30/05/2005       11.250000
Frank
Howard S.         100,000          100,000         80,000          80,000       12/01/2008       26.406250
Frank
Howard S.         100,000          100,000         60,000          60,000       11/01/2009       45.375000
Frank
Howard S.         100,000          100,000         40,000          40,000       26/01/2010       43.562500
Frank
Howard S.         200,000          200,000         40,000          40,000       08/01/2011       29.812500
Frank
Howard S.         100,000          100,000              0               0       08/10/2011       22.570000
Total
H. Frank        1,400,000        1,000,000      1,020,000         620,000

Maidique
Modesto A.         20,000           20,000         20,000          20,000       19/04/2009       46.875000

                   Options       Options      Options    Options       Expiry          Option
                   granted     outstanding    vested   exercisable      date            price
Owner                                                                                   (US$)
Maidique
Modesto A.           6,000           6,000          0            0    17/04/2011       25.915000
Maidique
Modesto A.           6,000           6,000          0            0    08/10/2011       22.570000
Total
M. Maidique         32,000          32,000     20,000       20,000

Subotnick
Stuart              20,000               0     20,000            0     12/7/2002       21.906250
Subotnick
Stuart               6,000           6,000          0            0    17/04/2011       25.915000
Subotnick
Stuart               6,000           6,000          0            0    08/10/2011       22.570000
Total
S. Subotnick        32,000          12,000     20,000            0

Weiser
Sherwood            20,000               0     20,000            0    12/07/2002       21.906250
Weiser
Sherwood             6,000           6,000          0            0    17/04/2011       25.915000
Weiser
Sherwood             6,000           6,000          0            0    08/10/2011       22.570000
Total
S. Weiser           32,000          12,000     20,000            0

Zonis
Meshulam            40,000          40,000     32,000       32,000    12/01/2008       26.406250
Zonis
Meshulam            40,000          40,000     24,000       24,000    11/01/2009       45.375000
Zonis
Meshulam            40,000          40,000     16,000       16,000    26/01/2010       43.562500
Zonis
Meshulam             6,000           6,000          0            0    17/04/2011       25.915000
Zonis
Meshulam             6,000           6,000          0            0    08/10/2011       22.570000
Total
M. Zonis           132,000         132,000     72,000       72,000

Zucker
Uzi                 20,000               0     20,000            0    12/07/2002       21.906250
Zucker
Uzi                  6,000           6,000          0            0    17/04/2011       25.915000
Zucker
Uzi                  6,000           6,000          0            0    08/10/2011       22.570000
Total
U. Zucker           32,000          12,000     20,000            0

(ii) The following dealings for value in relevant securities of Carnival by the directors of Carnival, their immediate families and related trusts have taken place during the disclosure period:

      Date          Party                              Transaction           Number of          Price per Share
                                                                           Carnival Shares           (US$)
      21/12/00      MA 1994 B Shares L.P.              Sale                      2,000,000
      08/01/01      Micky Arison                       Grant under the
                                                       1993 Restricted
                                                       Stock Plan                   60,000                 N/A
      09/01/01      Micky Arison                       Transfer (gift)              60,000                 N/A
      09/01/01      MA 1997 Holdings, LP               Acquisition (gift)           60,000                 N/A
      24/05/01      MA 1997 Holdings, LP               Purchase                  2,000,000               11.25
      24/05/01      MA 1997 Holdings, LP               Sale                        760,521             29.5850
      17/09/01      Birnbach Maks, as
                    trustee for the estate under
                    the will of Norman Salit Purchase                                  500               19.50
      25/01/01      Dickinson Enterprises
                    Limited Partnership
                    ("DELP")                           Gift                         11,650                 N/A
      16/02/01      DELP                               Sale                         10,000             32.2500
      16/02/01      DELP                               Sale                         11,600             32.3500
      16/02/01      DELP                               Sale                          8,400             32.4000
      03/04/01      DELP                               Receipt of gift                 997                 N/A
      01/08/01      DELP                               Grant under the
                                                       1993 Stock Plan              40,000                 N/A
      24/01/01      DELP                               Sale                          8,875
      29/12/00      Dickinson Robert H.                employee stock
                                                       purchase plan
                                                       ("ESPP")                   768.1593             19.5270
      15/03/01      Dickinson Robert H.                ESPP /(1)/                   6.6725             27.7870
      03/04/01      Dickinson Robert H.                Sale                       997.0000
      14/06/01      Dickinson Robert H.                ESPP /(1)/                   3.0792             26.4450
      14/09/01      Dickinson Robert H.                ESPP /(1)/                   4.5616             17.9210

        Date                 Party                      Transaction                Number of            Price per Share
                                                                                   Carnival Share       (US$)
        17/12/01             Dickinson Robert H.        ESPP (1)                   3.0844               26.6600
        28/12/01             Dickinson Robert H.        ESPP                       623.9601             24.0400
        07/05/01             Donald Arnold W.           Purchase                   1,800                27.81
        08/01/01             Frank Howard               Grant under the 1993
                                                        Stock Plan                 50,000               N/A
        15/01/01             Frank Howard S.            Gift                       100                  N/A
        15/03/01             Frank Howard S.            ESPP (1)                   11.9353              27.787
        14/06/01             Frank Howard S.            ESPP (1)                   12.5884              26.445
        29/06/01             Frank Howard S.            ESPP                       603.8939             24.8388
        14/09/01             Frank Howard S.            ESPP (1)                   22.1874              17.9210
        17/12/01             Frank Howard S.            ESPP (1)                   15.0023              26.660
        15/03/01             Lanterman A. Kirk          ESPP (1)                   8.3124               27.787
        14/06/01             Lanterman A. Kirk          ESPP (1)                   8.7673               26.445
        14/09/01             Lanterman A. Kirk          ESPP (1)                   12.9884              17.921
        17/12/01             Lanterman A. Kirk          ESPP (1)                   8.7824               26.660
        16/04/01             Maidique Modesto A.        Sale                       1,000                27.60
        15/03/01             Zonis Meshulam             ESPP (1)                   6.8952               27.7870
        14/06/01             Zonis Meshulam             ESPP (1)                   7.2728               26.4450
        14/09/01             Zonis Meshulam             ESPP (1)                   20.7743              17.9210
        17/12/01             Zonis Meshulam             ESPP (1)                   7.2851               26.6600
        (1) Acquired pursuant to a dividend reinvestment, feature of the ESPP.

(iii) The following dealings for value in Carnival Shares of persons presumed to be acting in concert with Carnival have taken place during the disclosure period:

        Merrill Lynch Pierce, Fenner & Smith Incorporated

        Aggregation of share dealings between 16 December 2000 and 15 November 2001

        Date Period                        Transaction               Total Number          Minimum Price ($)       Maximum Price ($)
        16 December 2000
        to 15 March 2001                         Sales                      4,224                    24.15                   34.56
        16 December 2000
        to 15 March 2001                     Purchases                      3,000                    24.06                   34.34
        16 March 2001
        to 15 June 2001                          Sales                      4,625                    24.33                   29.52
        16 March 2001
        to 15 June 2001                      Purchases                      6,461                    24.53                   29.85
        16 June 2001
        to 15 September 2001                     Sales                      2,747                    26.31                   33.70
        16 June 2001
        to 15 September 2001                 Purchases                      2,781                    26.29                   33.50
        16 September 2001
        to 15 November 2001                      Sales                      3,310                    18.00                   25.25
        16 September 2001
        to 15 November 2001                  Purchases                      2,986                    17.50                   25.41

        Share dealings between 16 November 2001 and 30 January 2002

        Date                                                Transaction                  Number               Price ($)
        16 November 2001                                           Sale                   1,100                  25.410
        16 November 2001                                           Sale                     600                  25.410
        16 November 2001                                           Sale                   1,600                  25.410
        16 November 2001                                           Sale                   1,400                  25.410
        16 November 2001                                           Sale                  81,700                  25.500



        Date                               Transaction               Number               Price ($)
        16 November 2001                          Sale               49,700                  25.340
        16 November 2001                          Sale                1,800                  25.250
        16 November 2001                      Purchase               14,100                  25.622
        16 November 2001                      Purchase                3,600                  25.600
        19 November 2001                      Purchase                2,400                  26.080
        19 November 2001                      Purchase                  270                 25.7222
        19 November 2001                      Purchase                  100                  25.920
        19 November 2001                          Sale                  200                  25.920
        20 November 2001                          Sale                6,475                 26.0763
        20 November 2001                          Sale                1,800                 26.0633
        20 November 2001                          Sale                  600                 25.8117
        20 November 2001                          Sale                3,400                 25.8847
        26 November 2001                      Purchase                  120                  25.990
        26 November 2001                          Sale                5,100                 25.8686
        27 November 2001                          Sale                7,800                 25.8365
        28 November 2001                      Purchase                   60                  25.550
        28 November 2001                          Sale                6,600                 25.5761
        29 November 2001                          Sale              103,700                  25.070
        29 November 2001                          Sale                6,600                 25.1182
        30 November 2001                          Sale                  600                  26.120
        30 November 2001                          Sale                  900                  26.120
        30 November 2001                          Sale                  500                  26.120
        30 November 2001                      Purchase               26,100                 26.1385
        30 November 2001                      Purchase                7,975                  26.110
        3 December 2001                       Purchase                1,500                  26.260
        3 December 2001                       Purchase                1,500                  26.260
        3 December 2001                       Purchase                1,100                 25.7973
        3 December 2001                           Sale                3,300                 25.9476
        3 December 2001                           Sale                2,750                  26.240
        3 December 2001                           Sale                  200                  26.120
        3 December 2001                           Sale                4,000                  26.200
        4 December 2001                           Sale               25,000                  26.020
        4 December 2001                       Purchase                7,100                  26.060
        4 December 2001                       Purchase                2,000                  26.070
        4 December 2001                       Purchase                2,000                  26.100
        4 December 2001                       Purchase                2,200                  26.060
        4 December 2001                       Purchase                1,900                  26.150
        4 December 2001                       Purchase                8,700                  26.120
        4 December 2001                       Purchase                1,100                  26.140
        4 December 2001                       Purchase                3,000                  26.210
        4 December 2001                           Sale                1,200                 26.0867
        4 December 2001                           Sale                2,575                  26.330
        5 December 2001                           Sale                3,300                  27.190
        5 December 2001                           Sale                  100                  27.190
        5 December 2001                           Sale                  100                  27.190
        5 December 2001                           Sale                  300                  27.190
        5 December 2001                           Sale                  300                  27.190
        5 December 2001                           Sale                  300                  27.190
        5 December 2001                           Sale                  100                  27.190
        5 December 2001                           Sale                  500                  27.190
        5 December 2001                       Purchase                   60                  26.370
        5 December 2001                       Purchase                1,200                  26.600
        5 December 2001                           Sale                2,400                  26.610
        5 December 2001                       Purchase                2,898                  27.190
        6 December 2001                           Sale                1,500                  27.260
        6 December 2001                       Purchase                  500                  27.160
        6 December 2001                           Sale                  700                  27.170
        10 December 2001                          Sale                  148                  27.740
        10 December 2001                          Sale                1,500                  27.774
        11 December 2001                      Purchase                  600                  27.040
        11 December 2001                          Sale                3,600                 26.8678



        Date                               Transaction              Number               Price ($)
        11 December 2001                      Purchase               2,898                  26.590
        11 December 2001                          Sale                 500                  26.850
        12 December 2001                      Purchase                 600                 26.2883
        12 December 2001                          Sale               1,200                 26.4292
        14 December 2001                          Sale               4,100                 27.2244
        17 December 2001                      Purchase                 150                  26.910
        17 December 2001                      Purchase                 150                  26.910
        20 December 2001                          Sale                 642                  27.640
        20 December 2001                      Purchase               1,312                  27.640
        21 December 2001                      Purchase              12,800                  27.650
        21 December 2001                          Sale              12,800                  27.650
        3 January 2002                            Sale              16,100                  27.630
        14 January 2002                           Sale              69,100                 26.1334

UBS Warburg has agreed to provide information regarding its holdings and dealings for value in relevant securities of Carnival in due course to the Panel. If so required by the Panel such information will be then publicly disclosed or be the subject of an appropriate announcement.

(d)  General
     (i) Save as disclosed in this paragraph 4 of this Appendix neither Carnival nor any director of Carnival, nor the immediate families or related trusts, nor any person acting in concert with Carnival owned, controlled, (or in the case of directors and their immediate families) was interested, directly or indirectly, in any relevant securities on 29 January 2002 (being the latest practicable date prior to the publication of this document), nor has any such person dealt for value in relevant securities during the disclosure period.

     (ii) Neither Carnival nor any person acting in concert with Carnival, nor so far as the directors of Carnival are aware any associate (as defined in the Code) of Carnival has any arrangement (including indemnity or option arrangements), agreement or understanding, formal or informal, of whatever nature, with any person relating to relevant securities of P&O Princess which may be an inducement to deal or refrain from dealing.

     (iii) As at the close of business on 29 January 2002 (being the latest practicable date prior to the publication of this document), other than as disclosed in paragraph 4 of this Appendix, no persons owned or controlled Carnival Shares such that they have a potential indirect interest of 5 per cent. or more of the equity capital of P&O Princess.

5.   UNITED KINGDOM TAXATION

The following paragraphs are intended as a general guide only and are based on current legislation and current Inland Revenue practice. They summarise the position of P&O Princess Shareholders who (unless the position of non-United Kingdom resident P&O Princess Shareholders is expressly referred to) are resident or ordinarily resident in the United Kingdom for tax purposes and who hold their P&O Princess Shares, P&O Princess Prefence Shares or P&O Princess Subscriber Shares as an investment.

(a)  Taxation of chargeable gains

Liability to United Kingdom taxation of chargeable gains will depend on a P&O Princess Shareholder's circumstances and on the form of consideration received.

(i)  Cash

Subject to what is said below under "Cash Plus New Carnival Shares" and "Shares", to the extent that a P&O Princess Shareholder (including for the purposes of this paragraph(i) a holder of P&O Princess Preference Shares or P&O Princess Subscriber Shares) receives cash under the Offer, this will constitute a disposal or part disposal of his shares in P&O Princess for the purposes of United Kingdom taxation of chargeable gains. Such a disposal may give rise to a liability to United Kingdom tax on chargeable gains depending on the Shareholder's circumstances (including the availability of exemptions or allowable losses).

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For corporate P&O Princess Shareholders, indexation allowance on the acquisition cost of the shares in P&O Princess should be available until the date of disposal of the shares in P&O Princess. Broadly, indexation allowance increases the acquisition cost of an asset for tax purposes in line with the rise in the retail prices index. Indexation allowance cannot be used to create or increase a loss for tax purposes.

Where an individual P&O Princess Shareholder acquired his shares in his P&O Princess prior to 1st April 1998 indexation allowance on the acquisition cost of the shares in P&O Princess will be available up to and including April 1998. No indexation allowance will be available where an individual P&O Princess Shareholder acquired his shares in P&O Princess after 31 March 1998. For periods after April 1998 the rate of capital gains tax paid by an individual is effectively reduced the longer he has owned shares in P&O Princess after 5 April 1998, up to a maximum of, generally, 10 years. This is known as taper relief. Shares held on 17 March 1998 will generally be treated as having been held for one extra year for the purposes of taper relief. Where an individual acquired his shares after 31 March 1998 taper relief runs from the date of acquisition. In general no taper relief is given until shares have been held for at least three years.

(ii)  Cash plus New Carnival Shares

Where a P&O Princess Shareholder opts for a mixture of cash plus New Carnival Shares or receives any payment of cash in respect of fractional entitlements and the amount of cash received is "small" as compared with the value of his P&O Princess Shares the receipt of the cash will not generally trigger a disposal at that time. Instead a disposal will be triggered only when the New Carnival Shares are disposed of and the amount of the cash received will be deducted from the P&O Princess Shareholder's chargeable gains acquisition cost in the New Carnival Shares. Current Inland Revenue practice is to regard a sum as "small" for these purposes if either (i) it is 5% or less of the value of the P&O Princess Shares held by the particular P&O Princess Shareholder; or (ii) it is (Pounds)3,000 or less, regardless of whether it satisfies the 5% test.

(iii) Shares

To the extent that a P&O Princess Shareholder receives New Carnival Shares under the Revised Offer, he should not be treated as having made a disposal of his P&O Princess Shares. Instead any gain or loss which would otherwise have arisen on a disposal of the P&O Princess Shares should be "rolled-over" into the New Carnival Shares so that the New Carnival Shares will be treated as the same asset as the P&O Princess Shares, acquired at the same time as the P&O Princess Shares and for the same acquisition cost. A subsequent disposal of New Carnival Shares may give rise to a liability to United Kingdom taxation of chargeable gains.

For corporate P&O Princess Shareholders indexation allowance will continue to be available in respect of the acquisition cost in the P&O Princess Shares until the New Carnival Shares are disposed of.

For individual P&O Princess Shareholders who acquired their P&O Princess Shares prior to 1 April 1998 indexation allowance will be available in respect of the acquisition cost in the P&O Princess Shares until April 1998. Indexation allowance cannot be used to create or increase a loss for tax purposes. No indexation allowance will be available where an individual P&O Princess Shareholder acquired his P&O Princess Shares after 31 March 1998. For all individual P&O Princess Shareholders taper relief will apply in relation to periods after 5 April 1998 so that the effective rate of capital gains tax on any gain on a disposal by an individual P&O Princess Shareholder of the New Carnival Shares will be reduced the longer the P&O Princess Shares and then the New Carnival Shares are held after 5 April 1998, up to a maximum of, generally, 10 years. Where an individual P&O Princess Shareholder held his P&O Princess Shares at 17 March 1998 he will generally be treated as having held the New Carnival Shares for one extra year for the purposes of taper relief.

In certain circumstances the above rules regarding the "roll-over" of any gain or loss will not apply to a P&O Princess Shareholder who, together with persons connected with him, holds more than 5% of any class of shares or debentures of the P&O Princess Shares. Such persons are advised that an application for clearance has not been made to the Inland Revenue under Section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the Revised Offer. It is not a condition of the Revised Offer that such clearance is obtained.

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(b)  Dividends payable in respect of the New Carnival Shares

An individual holder of New Carnival Shares will, in general, be liable to United Kingdom income tax on dividends received from Carnival. For the purposes of computing his or her United Kingdom tax liability, the amount included as income is the gross amount of the dividend (including any withholding tax) and this is taxed at the appropriate marginal rate (10 per cent. in the case of a basic rate or lower rate taxpayer and 32.5 per cent. in the case of a higher rate taxpayer). Credit is generally given against United Kingdom Tax, the gross dividend for foreign tax withheld.

United Kingdom resident P&O Princess Shareholders who are individuals not domiciled in the United Kingdom will only be liable to income tax on a dividend from Carnival to the extent that it is remitted to the United Kingdom. The taxation of dividends remitted to the United Kingdom is not considered in this summary and non-domiciled P&O Princess Shareholders should refer to their professional advisers for an explanation.

United Kingdom resident P&O Princess Shareholders who are companies will, in general, be liable to United Kingdom corporation tax on dividends received from Carnival. For the purposes of computing its United Kingdom tax liability, the amount included as income is the gross amount of the dividend.

(c)  P&O Princess Employee Share Incentive Plans

Special tax provisions may apply to P&O Princess Shareholders who have acquired or acquire their P&O Princess Shares by exercising options under the P&O Princess Employee Share Incentive Plans, including provisions imposing charge to income tax.

(d)  Stamp duty and stamp duty reserve tax (SDRT)

No stamp duty or SDRT will be payable by P&O Princess Shareholders who accept the Revised Offer.

(e)  Non-Residents

The tax treatment of non-United Kingdom resident P&O Princess Shareholders may differ from that described in the preceding paragraphs. Persons who are not resident in the United Kingdom should consult their own tax advisers concerning their tax liabilities (in the United Kingdom and any other country).

The above paragraphs are general in character and not exhaustive. If you are in any doubt as to your taxation position you should consult an appropriate professional adviser without delay.

6.   U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal U.S. federal income tax consequences generally applicable to a U.S. Holder (as defined below) of P&O Princess Shares with respect to the disposition of such holder's shares pursuant to the Revised Offer or any compulsory acquisition or subsequent acquisition transaction (collectively, the "Acquisition"). As used herein, a "U.S. Holder" of P&O Princess Shares means a holder of P&O Princess Shares who or that is for U.S. federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation or other entity taxable as a corporation organized under the laws of the United States or any political subdivision thereof (including the States and the District of Columbia), (iii) an estate or trust defined in Section 7701(a)(30) of the United States Internal Revenue Code of 1986, as amended (the "Code") or (iv) any other person that is subject to U.S. federal income tax on its worldwide income. This summary is based upon existing U.S. federal income tax law, including the Code, administrative pronouncements, judicial decisions and Treasury Regulations, as in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary assumes that each of the P&O Princess Shares has been held as a capital asset as defined in Section 1221 of the Code in the hands of the U.S. Holder at all relevant times and that the New Carnival Shares to be received by such U.S. Holder as a result of the Acquisition will be held as a capital asset. This summary assumes that neither Carnival nor P&O Princess is a "controlled foreign corporation," "foreign personal holding company" or "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes. This summary does not address state, local or foreign tax consequences to U.S. Holders, nor does this summary discuss all the tax consequences that may be relevant to a U.S. Holder in light of such holder's particular circumstances or to U.S. Holders subject to special rules, including certain financial institutions, regulated investment

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companies, insurance companies, dealers in securities, tax-exempt organizations, persons who hold P&O Princess Shares as part of a position in a "straddle" or "appreciated financial position" or as part of a "hedging" or "conversion" transaction, persons that own or have owned, actually or constructively, 10% or more of the P&O Princess Shares, persons who acquired their P&O Princess Shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, and U.S. Holders whose functional currency is not the U.S. dollar. This summary assumes that no holder of P&O Princess Shares will hold (including existing holdings, and after applying certain attribution rules) more than 5% of Carnival Shares, by vote or value, after the Acquisition.

Carnival has not and will not seek a ruling from the United States Internal Revenue Service ("IRS") with respect to the U.S. federal income tax consequences described below and, as a result, there can be no assurance that the IRS will agree with, or that a court will uphold, any of the conclusions set forth herein.

U.S. Holders should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any state, local, foreign and other consequences relevant to such U.S. Holder's particular circumstances.

(a)  The Acquisition

Unless the Acquisition constitutes a reorganization, the receipt of New Carnival Shares (and any other consideration received, including pounds sterling) by a P&O Princess Shareholder in exchange for P&O Princess Shares pursuant to the Acquisition will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder will recognize gain or loss equal to the difference between (i) the amount realized (i.e., the fair market value of the New Carnival Shares and any pounds sterling received), and (ii) such holder's adjusted tax basis in its P&O Princess Shares. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if on the date of the consummation of the Acquisition the P&O Princess Shares were held for more than one year. Gain or loss, if any, realized by a U.S. Holder in connection with the Acquisition generally will be treated as having a U.S. source. For U.S. federal income tax purposes, a U.S. Holder's basis in the New Carnival Shares received pursuant to the Acquisition will be equal to the fair market value of such shares on the date of the Acquisition and a U.S. Holder's holding period with respect to such shares will begin on the next day.

The fair market value of any pounds sterling received will generally be based on the spot rate of exchange on the date of receipt. Subject to certain de minimis rules for individuals, any subsequent gain or loss recognized with respect to the pounds sterling will constitute ordinary income or loss.

(b)  Requirements for Reorganizations

Depending on certain facts and circumstances, the Acquisition may constitute a tax-free reorganization within the meaning of Section 368(a) of the Code (a "Reorganization") for U.S. federal income tax purposes. However, the treatment of the Acquisition as a Reorganization is subject to certain factual conditions which may or may not be satisfied. In particular, the qualification of the Acquisition as a Reorganization will depend upon satisfaction of the "control test" and the "no boot rule" of Section 368(a)(1)(B) of the Code. If the Acquisition does not constitute a Reorganization, it will constitute a fully taxable transaction for U.S. federal income tax purposes.

(c)  Boot

In general, boot will be deemed received by Shareholders - in which case the Acquisition will not qualify as a Reorganization - if Carnival uses (or is treated as using) any consideration other than its voting stock to acquire P&O Princess Shares, such as pounds sterling (and including the use of such consideration in connection with any subsequent acquisition transaction), except with respect to fractional New Carnival Shares as described below.

(d)  Control Test

In general, the control test will not be satisfied - in which case the Acquisition will not qualify as a Reorganization - if Carnival does not own P&O Princess stock possessing at least 80% of P&O Princess's voting power and at least 80% of the total number of shares of all other classes of P&O

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Princess's stock immediately after the Acquisition. Although Carnival currently intends to acquire all the outstanding P&O Princess Shares, it is not obligated to do so. In the event that Carnival does not meet the 80% thresholds described above, the acquisition of P&O Princess Shares pursuant to the Acquisition will not qualify as a Reorganization (but will instead constitute a fully taxable transaction).

(e)  If the Acquisition Qualifies as a Reorganization

If the Acquisition constitutes a Reorganization, the material U.S. federal income tax consequences are as follows:

     (i) Except as provided in (iv) below, no gain or loss will be recognized by U.S. Holders with respect to the Acquisition;

     (ii) The basis of New Carnival Shares received in the Acquisition by a U.S. Holder (including any fractional New Carnival Shares deemed received) will be the same as the basis of the P&O Princess Shares surrendered therefor.

     (iii) The holding period of New Carnival Shares received in the Acquisition by a U.S. Holder will include the holding period of the P&O Princess Shares surrendered therefor, and

     (iv) The receipt of cash in lieu of fractional New Carnival Shares received in the Acquisition by a U.S. Holder will be treated as if fractional shares were received in the Acquisition and then were redeemed by Carnival in a separate transaction.

The receipt of cash in lieu of a fractional New Carnival Share by a U.S. Holder pursuant to the Acquisition will result in taxable gain or loss to such holder for U.S. federal income tax purposes based on the difference between the amount of cash received by such holder and such holder's adjusted tax basis in such fractional shares. Such gain or loss, if any, will constitute capital gain or loss and will constitute long-term capital gain or loss if the U.S. Holder's holding period is more than one year as of the date of the Acquisition. Gain or loss, if any, realized by a U.S. Holder in connection with the receipt of such fractional New Carnival Shares generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.

(f)  Application of Section 367

If the Acquisition qualifies as a Reorganization, then because Carnival and P&O Princess are foreign corporations, under Section 367 of the Code certain informational reporting requirements will apply.

(g)  Ownership of New Carnival Shares

Dividends

The gross amount of any distribution (other than in liquidation) made to a U.S. Holder with respect to New Carnival Shares (inclusive of any withholding tax with respect thereto) generally will be taxed to a U.S. Holder as a dividend (i.e., as ordinary income) to the extent such distributions do not exceed the current or accumulated earnings and profits of Carnival as calculated for U.S. federal income tax purposes ("E&P"). To the extent any distribution exceeds Carnival's E&P, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in the New Carnival Shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of New Carnival Shares). To the extent that such distribution exceeds the U.S. Holder's adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of the New Carnival Shares. See "Sale, Exchange or Other Taxable Disposition of New Carnival Shares" below. Because Carnival is not a U.S. corporation, dividends will not be eligible for the dividends received deduction allowed to U.S. corporations under the Code.

Sale, Exchange or Other Taxable Disposition of New Carnival Shares

A U.S. Holder will generally recognize gain or loss upon the sale, exchange or other taxable disposition of New Carnival Shares equal to the difference between
(i) the amount realized by such holder on the sale, exchange or other taxable disposition and (ii) such holder's adjusted tax basis in its New Carnival Shares. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or

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loss if on the date of the sale, exchange or other taxable disposition the New
Carnival Shares were held for more than one year. Gain or loss, if any, realized by a U.S. Holder upon a sale, exchange or other taxable disposition of New Carnival Shares generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.

(h)  U.S. Federal Income Tax Backup Withholding

A U.S. Holder may, under certain circumstances, be subject to "backup withholding" with respect to "reportable payments" made to such holders, such as dividends or the proceeds on a sale of New Carnival Shares, unless such holder provides a taxpayer identification number or otherwise establishes an exemption. Backup withholding is not an additional U.S. federal income tax. Rather, any amount withheld under these rules will be creditable against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

7.   MATERIAL CONTRACTS

The following contracts have been entered into by Carnival or its subsidiaries otherwise than in the ordinary course of business since 16 December 1999 (the date two years prior to the commencement of the Offer Period) which are or may be material:

(a)  Carnival - Acquisition of Costa Crociere S.p.A.

A sale and purchase agreement dated 28 August 2000 entered into by and among Carnival, Carnival Investments (UK) Ltd, HAL Buitenland BV ("HAL"), Airtours plc ("Airtours") and White Horse Holdings BV ("White Horse"). Pursuant to this agreement, HAL (a wholly owned subsidiary of Carnival) purchased from White Horse (a wholly owned subsidiary of Airtours) 50% of the issued shares in Il Ponte S.r.l., now known as Costa Holdings S.r.l. ("Costa Holdings") for a consideration equal to (Pounds)350,000,000. The sale was completed on 29 September 2000. Costa Holdings holds 99% of the issued shares in Costa Crociere S.p.A. ("Costa"). As a result of this agreement, Carnival currently indirectly owns 99% of the issued share capital of Costa.

(b)  Costa Finance S.A. - (Euro)300 million guaranteed notes issue

On March 2001 Costa Finance S.A. (the "Issuer") issued (Euro)300,000,000 5.50 per cent. guaranteed notes due 2006 (the "Notes"). The Notes are in bearer form and serially numbered in denominations of (Euro)1,000, (Euro)10,000 and
(Euro)100,000 each with coupons attached. The Notes and coupons rank pari passu with all other outstanding unsecured and unsubordinated obligations of the Issuer. The Notes bear interest from (and including) 22 March 2001 at a rate of
5.50 per cent. per annum. Interest is payable annually in arrear on 22 March of each year. Payments of interest due on an interest payment date are paid against presentation and surrender of the relevant coupon. Payments of principal will be made against presentation and surrender of the Note. The Notes will be redeemed at their principal amount on 22 March 2006. However, the Issuer may, at its option redeem all (but not some only) of the Notes at any time at their principal amount plus accrued interest, in the event of certain tax changes. Upon the occurrence of certain events of defaults, customary for a transaction of its nature, the holder of a Note is entitled to give notice to the Issuer that the Note is immediately repayable at its principal amount together with interest accrued to the date of payment. The Notes are guaranteed by Carnival under a guarantee dated 22 March 2001 (the "Guarantee"). In particular, Carnival has unconditionally and irrevocably guaranteed payment of principal and interest in respect of the Notes. Obligations under the Guarantee will rank pari passu with all other outstanding unsecured and unsubordinated obligations of Carnival. The Agency Agreement entered into on 22 March 2001 by and among the Issuer and BNP Paribas Luxembourg S.A. contains provisions for convening meetings of the holders of the Notes to consider matters affecting their interests. Under the Agency Agreement BNP Paribas as fiscal agent may agree, without the consent of the holders of the Notes or couponholders, to any modification of the conditions of the Notes or the Agency Agreement in a manner which is not materially prejudicial to their interests.

(c)  Carnival - $600 million 2% convertible senior debentures

In April 2001 Carnival issued $600 million of unsecured 2% debentures due 2021. The terms of the notes are set out in an indenture dated as of 25 April 2001. The notes are convertible into 15.3 million Carnival Shares at a conversion price of $39.14 per Carnival Share, subject to adjustment, during any

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fiscal quarter for which the closing price of a Carnival Share is greater than
$43.05 for 20 out of the last 30 trading days of the preceding fiscal quarter. This condition was not met during the periods ended on 30 November 2001. Upon conversion of the debentures Carnival may choose to deliver, in lieu of Carnival Shares, cash or a combination of cash and Carnival Shares with a total value equal to the value of the Carnival Shares otherwise deliverable. Subsequent to 15 April 2008, Carnival may redeem the debentures for cash at their face value plus any unpaid accrued interest. In addition, at the option of the debenture holders, on any 15 April of 2005, 2008, and 2011, Carnival may be required to repurchase any outstanding debentures at their face value plus any unpaid accrued interest. If such option is exercised by the holders, Carnival may choose to pay the purchase price in cash, Carnival Shares or a combination of cash and Carnival Shares.

(d)  Carnival - Sale of Airtours Shares

A placing agreement dated 22 May 2001 entered into by and among Carnival Investment (UK) Ltd ("Carnival Investments"), UBS Warburg and Deutsche Bank AG London. Pursuant to this agreement UBS Warburg and Deutsche Bank AG London (together the "Placing Agents") agreed to effect a placing of the ordinary shares held by Carnival Investments in Airtours Plc (which were equal to approximately 25% of the share capital of the latter). The transaction was executed through an accelerated book building by the Placing Agents and completed on 1 June 2001. The shares were priced at (Pounds)2.84 each and resulted in gross proceeds to Carnival of approximately (Pounds)350,000,000. The agreement contains customary representations and warranties for a transaction of its nature. The agreement also contains a general indemnity under which Carnival Investments agreed to defend, indemnify and hold harmless the Placing Agents from and against all losses and costs directly or indirectly arising as a result of or in relation to any misrepresentation in or breach of any of the warranties given by it in or pursuant to the agreement.

(e)  Costa Crociere S.p.A. - (Euro)257,500,000 revolving credit facility

An agreement dated 3 May 2001 between (1) San Paolo IMI S.p.A. as a lender and representative of a syndicate of banks, and (2) Costa Crociere S.p.A. as the borrower, whereby the lenders have made available to the borrower a revolving credit facility of (Euro)257,500,500 for general corporate purposes (the "RCF"). The RCF is available for five years from the date of entering into the agreement. The floating rate of interest is payable on advances under the RCF equal to the aggregate of the specified margin and the EURIBOR rate. The RCF contains representations and financial covenants in the form of net debt to equity ratio and debt service cover ration. The RFC is governed by Italian law and certain articles of the Italian Civil Codes apply, including provisions relating to events of default.

(f)  Carnival - $1.4 billion revolving credit facility

An agreement dated 26 June 2001 among (1) Carnival Corporation as the borrower and guarantor, (2) the Chase Manhattan Bank as agent, (3) Bank of America N.A. as syndication agent, (4) JP Morgan Securities Inc as joint lead arranger, (5) Banc of America Securities LLC as joint lead arranger, (6) BNP Paribas, Citibank N.A. and UBM-Unicredit Banca Mobiliare as co-documentation agents, and (7) the banks listed as lenders ("Banks"), whereby the Banks made available to Carnival and any additional borrowers designated by the Borrower a multicurrency revolving credit agreement of up to US$1,400,000,000 due June 2006 (the "RCA"). Carnival may select the rates of interest payable on revolving loans as follows
(i) a specified margin plus British Bankers' Association Interest Settlement Rates for deposits with comparable maturity ("LIBO"), or (ii) various benchmark rates. The RCA contains representations, warranties and undertakings and events of default which are customary for a loan agreement of this size and nature. Undertakings include a restriction on the creation of security and a restriction of disposals. The RCA also contains financial covenants in the form of total debt to total capital ratio and a consolidated cash flow threshold. At 30 November 2001, Carnival was in compliance with all of its financial covenants and the entire $1.4 billion facility was available. Carnival's commercial paper program is supported by this facility. Accordingly, any funds outstanding under Carnival's commercial paper program reduces the aggregate amount available under this facility.

(g)  Carnival - $1,051,175,000 Liquid Yield Option Notes

In October 2001, Carnival received net proceeds of approximately $490 million from the issuance of zero-coupon unsecured convertible notes. The terms of the notes are set out in an indenture dated as of 24 October 2001. The notes have a yield to maturity of 3.75 percent and are convertible commencing on March 1 2001 into approximately 8.3 million shares Carnival Shares, based on

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16.5964 shares for each $1,000 of outstanding notes and accreted interest. The conversion feature is contingent upon the market price of the Carnival Shares reaching certain targeted levels, subject to adjustment. These targeted levels commence at a low of $31.94 per share in fiscal 2002 and increase to $65.92 per share in fiscal 2021. Subsequent to October 23, 2008, Carnival may redeem the notes, or any portion thereof, at their accreted values. In addition, on 24 October of 2006, 2008, 2011 or 2016 the note holders may exercise their put options which would require Carnival to repurchase all, or a portion of, the outstanding notes at their accreted value. If such put option is exercised by the holders, Carnival may choose to settle the put option in cash, Carnival Shares or a combination of cash and Carnival Shares. Upon a change in control of Carnival occurring at any time on or after 24 October 2008, Noteholders may require Carnival to purchase all or a portion of such Noteholder's notes for cash at a price equal to 100% of the issue price of the notes to be purchased plus accrued original issue discount to, but excluding, the date of purchase.

Save as disclosed above no contracts have been entered into by Carnival or its subsidiaries otherwise than in the ordinary course of business since 16 December 1999 (the date two years prior to the commencement of the offer period) which are or may be material.

8.   OTHER INFORMATION

(a) No agreement, arrangement or understanding (including any compensation arrangement) exists between Carnival or any party acting in concert with Carnival and any of the directors, recent directors, shareholders or recent shareholders of P&O Princess which has any connection with, or dependence on, or which is conditional upon the outcome of the Revised Offer.

(b) There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the P&O Princess Shares or ADSs to be acquired pursuant to the Revised Offer will be transferred to any person, but Carnival reserves the right to transfer any such shares or ADSs to any member of the Carnival Group.

(c) Save as disclosed in Parts 2 and 3 of Appendix III and in section 7 of this Appendix, there have been no material changes in the financial or trading position of Carnival since 30 November 2000.

(d) Save as publicly announced, so far as the directors of Carnival were aware as at 29 January 2002 (being the latest practicable date prior to the publication of this document) there had been no material change in the financial or trading position of P&O Princess since 31 December 2000, the date to which the last published audited consolidated accounts of P&O Princess were drawn up.

(e) Each of Merrill Lynch and UBS Warburg has given and has not withdrawn its written consent to the issue of this document with the inclusion of and the references to its name in the form and context in which they appear.

(f) Ernst & Young LLP has given and not withdrawn its written consent to the issue of this document with the inclusion of its report in Appendix V and the references to its name in the form and context in which they appear.

(g) The total emoluments receivable by the directors of Carnival will not be varied as a direct result of the Revised Offer.

(h) Neither the payment of interest on, nor the repayment of, nor the security for, any liability (contingent or otherwise) of Carnival will depend on any significant extent on the business of P&O Princess.

(i) Carnival has entered into a deed of indemnity dated 30 January 2002 in favour of the partners and employees from time to time of Lovells, solicitors, and Serjeants' Inn Nominees Limited and its directors and employees in relation to liabilities which might arise as a result of the appointment of any such indemnified person as a proxy for P&O Princess Shareholders at the EGM. Serjeants' Inn Nominees Limited is ultimately owned by the partners of Lovells. Lovells are advising Merrill Lynch and UBS Warburg, the financial advisers to Carnival in relation to the Revised Offer.

(j)  This document despatched 1 February 2002.

9.   DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Herbert Smith, Exchange House, Primrose Street, London EC2A 2HS, during usual business hours on any weekday (Saturdays and public holiday excepted) during the offer period:

(a)  the Articles and By-laws of Carnival;

(b) the audited consolidated accounts of Carnival for the two financial years ended 30 November 1999 and 30 November 2000;

(c) the unaudited consolidated financial information of Carnival for the quarter ended 30 August 2001 and the unaudited preliminary results for the year ended 30 November 2001;

(d)  the material contracts referred to in paragraph 7 of this Appendix VIII;

(e)  the written consents referred to in paragraph 8 of this Appendix VIII;

(f) letter from Merrill Lynch and UBS Warburg relating to Carnival statement of cost savings referred to in Appendix V of this document;

(g) letter from Ernst & Young LLP relating to Carnival statement of cost savings referred to in Appendix V of this document;

(h) the proxies given by the Arison family and certain related trust to vote Carnival Shares representing 47.1% of the voting rights in Carnival in favour of the resolution to issue the New Carnival Shares; and

(i) a full list of dealings by Merrill Lynch in Carnival Shares during the disclosure period, disclosure of which has been aggregated in paragraph 4 of this Appendix VIII.

31 January 2002

                                  APPENDIX IX

                                  Definitions

The following definitions apply throughout this document unless the context requires otherwise:

"Additional Cash Election"                   the proposed entitlement of P&O Princess Shareholders to elect to receive additional cash to the extent that other P&O Princess
                                             Shareholders do not elect to receive the Partial Cash Alternative

"Australia"                                  the Commonwealth of Australia, its states, territories and possessions

"Break Fee"                                  the Break Fee between P&O Princess and Royal Caribbean described in the P&O Princess Circular

"Blue Form of Proxy"                         the form of proxy for use in connection with the EGM enclosed with this document

"Canada"                                     Canada, its provinces and territories and all areas subject to its jurisdiction or any political sub-division thereof

"Carnival"                                   Carnival Corporation

"Carnival Board"                             the board of directors of Carnival

"Carnival Group"                             Carnival, its subsidiaries and its subsidiary undertakings

"Carnival Shares"                            shares of common stock of Carnival of $0.01 each

"certificated" or "in certificated form"     a share or other security which is not in uncertificated form
                                             (that is, not in CREST)

"Code" or "City Code" or "Takeover Code"     the City Code on Takeovers and Mergers

the "Companies Act" or "the Act"             the Companies Act 1985 (as amended)

"CREST"                                      the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations)

"CRESTCo"                                    CRESTCo Limited

"day" or "days"                              a calendar day or days, save where the context otherwise requires

"Demerger"                                   the demerger of the P&O Princess Group from The Peninsular and
                                             Oriental Steam Navigation Company on 23 October 2000

"DLC"                                        dual listed company

"DLC Announcement"                           the announcement by P&O Princess and Royal Caribbean of the Royal
                                             Caribbean Proposal on 20 November 2001

"EBITDA"                                     earnings before deductions for interest, taxation, depreciation and amortisation

"EEA"                                        European Economic Area

"Enlarged Carnival Group"                    the Carnival Group as enlarged on successful completion of the
                                             Revised Offer

"Exchange Act"                               the US Securities Exchange Act of 1934, as amended

"first closing date"                         the first closing date of the Revised Offer will be the date which falls 20 US Business Days after the date of posting of the
                                             Offer Document

"Form of Acceptance"                         the form of acceptance and authority for use in connection with the Revised Offer which will accompany the Offer Document

"FTC"                                        the US Federal Trade Commission

Implementation Agreement                     the implementation agreement entered into between P&O Princess and Royal Caribbean on 19 November 2001

"Japan"                                      Japan, its cities, prefectures, territories and possessions

"Joint Venture"                              the Joint Venture between P&O Princess and Royal Caribbean described in the P&O Princess Circular

"Joint Venture Agreement"                    the joint venture agreement entered into among P&O Princess,
                                             Royal Caribbean, and JOEX Limited on 19 November 2001

"Listing Rules"                              the Listing Rules issued by the UK Listing Authority

"London Stock Exchange"                      London Stock Exchange plc

"London Stock Exchange Admission             the rules issued by the London Stock Exchange in relation to the
 Standards"                                  admission to trading of, and continuing requirements for,
                                             securities admitted to the Official List

"Merrill Lynch"                              Merrill Lynch International

"New Carnival Shares"                        Carnival Shares to be issued in connection with the Revised Offer

"New York Stock Exchange"                    the New York Stock Exchange, Inc.

"Offer"                                      the pre-conditional offer announced by Carnival on 16 December
                                             2001

"Offer Document"                             the document to be sent on behalf of Carnival to P&O Princess
                                             Shareholders after the Pre-condition has been satisfied or waived, containing and setting out the full terms and conditions of the Revised Offer

"Offer Period"                               the period commencing on (and including) 16 December 2001 until whichever of the following times and dates shall be the latest:

                                             (i)   3.00 p.m. on the date which falls 20 US Business Days after the date of posting of the Offer Document; and

                                             (ii)  the earlier of:

                                                   (a)   the time and date at which the Revised Offer lapses;
                                                         and
                                                   (b)   the time and date at which the Revised Offer becomes
                                                         unconditional as to acceptances

"Official List"                              the list maintained by the United Kingdom Listing Authority pursuant to Part VI of the Financial Services and Markets Act
                                             2000

"P&O"                                        the Peninsular & Oriental Steam Navigation Company

"P&O Princess"                               P&O Princess Cruises plc

"P&O Princess ADRs"                          American Depositary Receipts evidencing title to one or more
                                             ADSs

"P&O Princess ADSs"                          American Depositary Shares representing four underlying P&O
                                             Princess Shares

"P&O Princess Board"                         the board of directors of P&O Princess

"P&O Princess Circular"                      the circular to P&O Princess Shareholders published by
                                             P&O Princess on 27 December 2001

"P&O Princess EGM" or "EGM"                  the extraordinary general meeting of the P&O Princess
                                             Shareholders to be held on 14 February 2002

"P&O Princess Employee Share                 the P&O Princess Deferred Bonus and Co-investment Matching
Incentive Plans                              Plan, and the P&O Princess Executive Share Option Plan

"P&O Princess Group"                         P&O Princess, its subsidiaries and its subsidiary undertakings

"P&O Princess Preference Shares"             the 49,998 (Pounds)1 redeemable preference shares in issue in
                                             P&O Princess

"P&O Princess Shareholders" or               holders of the P&O Princess Shares
"Shareholders"

"P&O Princess Shares"                        the existing unconditionally allotted or issued and fully paid ordinary shares of US$0.50 each in the capital of P&O Princess
                                             (including those represented by P&O Princess ADSs but not, for the avoidance of doubt, such ADSs) and any further such shares which are unconditionally allotted or issued and fully paid before the date on which the Revised Offer closes (or such earlier date(s) as Carnival may, subject to the Code,
                                             determine), including any such shares so unconditionally
                                             allotted or issued pursuant to the exercise of options granted under the P&O Princess Employee Share Incentive Plans

"P&O Princess Subscriber Shares"             the two issued subscriber shares of (Pounds)1 each in P&O
                                             Princess

"Panel"                                      the Panel on Takeovers and Mergers

"Partial Cash Alternative"                   the partial cash alternative of 250 pence for each P&O Princess
                                             Share proposed to be made available to P&O Princess Shareholders

"Pre-condition"                              the pre-condition to the posting of the Offer Document and related Form of Acceptance set out in Part A of Appendix I

"Preference Offer"                           the offer for the P&O Princess Preference Shares to be made by
                                             UBS Warburg and Merrill Lynch on behalf of Carnival conditional on the Revised Offer becoming wholly unconditional

"Regulatory Information Service"             the Company Announcements Office and/or RNS and/or any other channel recognised, from time to time, as a channel for the dissemination of regulatory information by listed companies under the Listing Rules of the UK Listing Authority

"Regulations"                                the Uncertificated Securities Regulations 2001 (SI 2001/No.
                                             3755)

"Revised Offer"                              the Revised Offer to acquire the P&O Princess Shares to be made by UBS Warburg and Merrill Lynch on behalf of Carnival after the
                                             Pre-condition has been satisfied or waived, including, as
                                             appropriate, the offer to be made by Carnival to the holders of the P&O Princess ADRs in respect of the P&O Princess Shares underlying the P&O Princess ADSs title to which is evidenced by such P&O Princess ADRs, on the terms and conditions set out in this document and to be set out in the Offer Document including, where the context so requires, any subsequent revision,
                                             variation, extension or renewal of the Revised Offer

"Royal Caribbean"                            Royal Caribbean Ltd

"Royal Caribbean Proposal"                   the proposed transaction between P&O Princess and Royal
                                             Caribbean described in the DLC Announcement and the P&O Princess
                                             Circular

"Royal Caribbean Shareholders"               holders of shares in Royal Caribbean

"SEC"                                        the United States Securities and Exchange Commission

"Section 9.01(c)"                            Section 9.01(c) of the Joint Venture Agreement

"Securities Act"                             the United States Securities Act of 1933, as amended

"Subscriber Share Offer"                     the offer for the P&O Princess Subscriber Shares to be made by
                                             UBS Warburg and Merrill Lynch on behalf of Carnival conditional on the Revised Offer becoming wholly unconditional

"subsidiary", "subsidiary undertaking",      shall be construed in accordance with the Act (but for this
"associated undertaking" and                 purpose ignoring paragraph 20(i)(b) of Schedule 4A of the
"undertaking"                                Act)

"UBS Warburg"                                UBS AG, acting through its business group UBS Warburg or, where appropriate, its subsidiary, UBS Warburg Ltd.

"UK" or "United Kingdom"                     the United Kingdom of Great Britain and Northern Ireland

"UK Listing Authority"                       the Financial Services Authority as the competent authority for listing in the United Kingdom under Part VI of the Financial
                                             Services and Markets Act 2000

"UK Receiving Agent"                         the agent to be appointed by Carnival to receive Forms of
                                             Acceptance, expected to be Capita IRG Plc

"uncertificated" or "in uncertificated form" a share or other security title to which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST

"United States of America", "US"             the United States of America, its territories and possessions,
or "United States"                           any state of the United States of America, the District of
                                             Columbia, and all other areas subject to its jurisdiction

"US Business Day"                            any day, other than a Saturday, Sunday or a US federal holiday and shall consist of the time period from 12.01 a.m. until, and including, 12.00 midnight (New York City time)

"US Holder"                                  a holder of P&O Princess Shares that is (1) a citizen or
                                             resident of the United States; (2) a partnership or corporation created or organized in or under the laws of the United States or any State thereof (including the District of Columbia); (3)
                                             an estate the income of which is subject to US federal income taxation regardless of its source; or (4) a trust if such trust validly elects to be treated as a United States person for US federal income tax purposes or if (x) a court within the United
                                             States is able to exercise primary supervision over its
                                             administration and (y) one or more United States persons have the authority to control all of the substantial decisions of such trust. A "Non-US holder" is a beneficial owner of P&O
                                             Princess Shares, P&O Princess ADSs and New Carnival Shares, as
                                             the case may be, that is not a US holder

"US Offer Document"                          The prospectus containing this Offer Document and filed with the
                                             SEC in a registration statement on Form S-4

"US person"                                  a US person as defined in Regulation S under the Securities Act

"wider Carnival Group"                       Carnival and any of its subsidiary undertakings or any
                                             associated undertaking or company of which 20 per cent. or more of the voting capital is held by the Carnival Group or any partnership, joint venture, firm or company in which any member of the Carnival Group may be interested

"wider P&O Princess Group"                   P&O Princess and any of its subsidiary undertakings or any associated undertaking or company of which 20 per cent. or more of the voting capital is held by the P&O Princess Group or any partnership, joint venture, firm or company in which any member of the P&O Princess Group may be interested

"(Pounds)" or "pounds sterling" or "pence"   the lawful currency of the United Kingdom
or "p"
"$" or "US dollars" or "cents"               the lawful currency of the United States of America

                             www.carnivalcorp.comx

P&O Princess Cruises plc (the Company)                                PROXY CARD                         ------
                                                                      issued by                           POC1
Extraordinary General Meeting                                                                            ------

BEFORE COMPLETING THIS FORM, PLEASE SEE THE                              [LOGO]
EXPLANATORY NOTES OVERLEAF.                                             CARNIVAL
                                                                       CORPORATION
Proxies may be withdrawn by giving notice to the Company
at any time up until 3 hours before the start of the meeting or adjourned meeting (or, in the case of a poll held on a later date, before the time appointed for taking the poll).








I/We want the following person (called a "proxy") to vote on          Resolutions                               For       Against
my/our behalf (the proxy need not be a member of the
Company).                                                             Vote to adjourn the EGM

Hugh Nineham or, failing whom,     Please leave this box blank if     (1)  To approve any resolution or
John Davidson or, failing whom,    you are selecting someone               motion as may be put to the
Nigel Read, each being             other than the aforementioned           meeting for the adjournment of       [_]         [_]
a director of Serjeants'           directors of Serjeants' Inn             the meeting and to call for, or join
Inn Nominees Limited        [_]    Nominees Limited                        in a call for, a poll on any such
OR                                                                         resolution.
The following  --------------------------------------------------
persons:       --------------------------------------------------     The Royal Caribbean Proposal
               Please leave this box blank if you have selected
               the aforementioned directors of Serjeants' Inn
               Nominees Limited
                                   Do not Insert your own name(s)     (2)  To approve the combination with
To attend and vote on my/our behalf at the Extraordinary General           Royal Caribbean and related acts,
Meeting of the Company to be held at 11.00 a.m. on 14 February             including the share consolidation,
2002 and at any adjournment of the meeting. I/We would like my/our         the issue of a new special voting    [_]         [_]
proxy to vote on the resolutions proposed at the meeting as                share and equalisation share and
indicated on the form. Unless otherwise instructed, the proxy may          changes to the Company's
vote as he or she sees fit or abstain in relation to any business          memorandum and articles of
of the meeting.                                                            association.

This form of proxy supersedes and revokes in its entirety any         (3)  To approve changes to the
previous form of proxy duly lodged with the Company in respect             Company's articles of association
of the meeting or any adjournment thereof.                                 regarding how the Company            [_]         [_]
                                                                           establishes the exchange rate
------------------------------------------- ---------------------          dividend calculation.

------------------------------------------- ---------------------
Signature or common seal                    Date
Any one joint holder may sign

Once completed this Proxy Card should be detached and returned to
Capita IRG Plc, using the enclosed reply-paid envelope or to New
Issues Department, P.O. Box 166 Bourne House, 34 Beckenham Road,           Please indicate by ticking this box
Beckenham, Kent, BR3 4TH so as to be received by them no later             if you intend to attend the                [_]
than 11.00 a.m. on 11 February 2002.                                       Extraordinary General Meeting.
------------------------------------------------------------------------------------------------------------------------------------
                          Please detach and discard this section before returning the above Form of Proxy.

THIS SECTION IS NOT PART OF THE FORM OF PROXY                                                        FOR INDICATIVE PURPOSES ONLY

 .  CARNIVAL URGES P&O PRINCESS SHAREHOLDERS TO VOTE, AS SET OUT ON THE RIGHT OF                     Resolutions(a)    For   Against
   THIS SECTION, TO ADJOURN THE EGM, OR, IN THE EVENT THE EGM IS NOT ADJOURNED, TO
   VOTE AGAINST THE ROYAL CARIBBEAN PROPOSAL                                                        (1)               [X]     [_]

   .  TO DO THIS, TICK THE BOX MARKED "FOR" ADJACENT TO RESOLUTION (1) SET OUT ON
      THE ABOVE FORM OF PROXY AND COMPLETE, SIGN, DETACH AND RETURN THE FORM OF
      PROXY IN ACCORDANCE WITH THE INSTRUCTIONS PRINTED ON THE FORM AND THE                         (2)               [_]     [X]
      NOTES OVERLEAF.

   .  IN THE EVENT THAT THE EGM IS NOT ADJOURNED, CARNIVAL URGES P&O PRINCESS                       (3)               [_]     [X]
      SHAREHOLDERS TO VOTE AGAINST THE ROYAL CARIBBEAN PROPOSAL BY TICKING THE
      BOXES MARKED "AGAINST" ADJACENT TO RESOLUTIONS (2) AND (3) SET OUT ON THE                     (a)  Details of each resolution
      ABOVE FORM OF PROXY.                                                                               are set out on the above
                                                                                                         Form of Proxy
 .  SERJEANTS' INN NOMINEES LIMITED IS A NOMINEE COMPANY ULTIMATELY OWNED BY
   PARTNERS OF LOVELLS, SOLICITORS, LOVELLS ARE ADVISING MERRILL LYNCH AND UBS
   WARBURG, THE FINANCIAL ADVISORS TO CARNIVAL, IN RELATION TO THE REVISED OFFER.

Notes to the Form of Proxy:

1. Only persons entered on the register of members of the Company at 11:00 p.m. on the day which is two days prior to the date of the meeting or any adjournment of it shall (if otherwise entitled to do so) be entitled to attend and vote at the meeting or any such adjournment. This is in accordance with Regulation 41 of the Uncertificated Securities Regulations 2001.

2. A member entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, vote instead of him/her. A proxy need not be a member of the Company. The appointment of a proxy will not prevent a shareholder of the Company from subsequently attending and voting at the meeting in person.

3. Please complete, sign and send this Form of Proxy to Capita IRG Plc, using the enclosed reply-paid envelope or to New Issue Department, P.O. Box 166, Bourne House, 34 Beckenham Road, Beckenham, Kent, BR3 4TH, so as to arrive not less than 72 hours before the time for the holding of the meeting or adjourned meeting (together with any power of attorney or authority under which it is signed or a certified copy of such power or authority). Capita IRG Plc will then deliver the Form of Proxy to the Company's Registrar, Computershare Investor Services Plc, so as to arrive not less than 48 hours before the time for which the meeting is convened so that it constitutes a valid appointment.

4. In the event that you are unable to ensure that this Form of Proxy reaches Capita IRG Plc at least 72 hours before the time for holding the meeting or adjourned meeting, to be certain that this Form of Proxy will be valid for the meeting, you should ensure that this Form of Proxy reaches Computershare Investor Services Plc, The Pavillions, Bridgwater Road, Bristol, BS13 8FB not less than 48 hours before the time for which the meeting or the adjourned meeting is convened (or, in the case of a poll taken more than 48 hours after the meeting, after the poll has been demanded and not less than 24 hours before the time for taking the poll or, in the case of a poll not taken forthwith but taken not more than 48 hours after the meeting, by delivery to the chairman, secretary or any director at the meeting at which the poll was demanded).




     Please return this Form of Proxy in the reply-paid envelope provided
--------------------------------------------------------------------------------
Please detach and discard this section before returning the above Form of Proxy